



brandywine
REALTY TRUST







ANNUAL REPORT

2022

QUALITY | INNOVATION | INTEGRITY | COMMUNITY










From top to bottom (L to R): Construction underway at 3025 JFK Boulevard, Philadelphia, PA; live music on Drexel Square at Schuylkill Yards, Philadelphia, PA; view of 405 Colorado in downtown Austin, TX; Sky Lounge at 405 Colorado; Discovery Point, College Park, MD; view of FMC Tower at Cira Centre South and the Philadelphia skyline from the Schuylkill River Trail; property team at Cira Square, Philadelphia, PA





Brandywine has long believed in the power of real estate to shape new realities, broaden perspectives, and change trajectories. We've spent more than 25 years developing, owning, operating, and managing dynamic human-centric spaces that bring out the best in people, steward the environment, and positively impact communities and cities.

Our purpose is much deeper than the creation of physical space—it is about enabling success in its wide-ranging definition, from world-changing life science discoveries to heathier lifestyles to connection to community. Our current 23-million square-foot portfolio and future $5 billion development pipeline of wellness-oriented life science, office, multi-family, retail, hospitality, and greenspace, provide a unique, flexible platform for our customers.

We are always guided by our values of community, quality, innovation, and integrity, whether we are developing mixed-use spaces, investing in neighborhood engagement initiatives, or creating spaces that bring people together. In 2022, we continued to bring this ethos to life, all with an unwavering commitment to establish durable value – that is, to create assets that will stand the test of time.

Schuylkill Yards, our mixed-use master-planned neighborhood in partnership with Drexel University, is rising in West Philadelphia:

- We formed a joint venture with a global institutional investor to commence development of 3151 Market Street, a 417,000-square-foot fully dedicated life science tower.

- Our mixed-use tower at 3025 JFK Boulevard has topped out. The 570,000-square-foot building will feature 200,000 square feet of life science/innovation office space, 326 ultra-luxury apartment units, 29,000 square feet of indoor/outdoor amenity space, and 9,000 square feet of retail.

- Located within our Cira Centre property, our 50,000-square-foot life science incubator B+labs became fully leased with 40% of its occupants new to the Philadelphia region.

Activity continued in Radnor, one of Pennsylvania's strongest submarkets:

- We completed construction and opened 250 Radnor, a 168,000-square-foot adaptive reuse of an existing medical office building, renovated to fully accommodate lab tenants. 250 Radnor is part of Radnor Life Sciences Center.

- We commenced a 145,000-square-foot build-to-suit office building at 155 Radnor, fully leased as the North American headquarters for Arkema S.A., a global supplier of specialty materials.

In Austin, the country's fastest-growing metro and office market, we saw sustained momentum:

- Construction continued at One Uptown, a mixed-use development featuring 347,000 square feet of workspace, 341 residential units, and a showcase amenity program.

- Our 25-story downtown Austin workplace tower 405 Colorado became 96% leased.

And in Metro DC, we saw the start of exciting new projects:

- We announced Discovery Point, our new mixed-use neighborhood within the University of Maryland's Discovery District. Discovery Point is set to feature 550,000-square feet of class-A innovative spaces encompassing research, office, and retail, plus over 200 multifamily residential units.

- We also commenced the redevelopment of 2340 Dulles Corner Boulevard in Herndon, Virginia, a 268,000 square foot office building after signing an anchor tenant lease representing 84% of the property at 221,000 square feet. Our anchor tenant lease was the largest office lease signed in Northern Virginia in 2022.

Additionally, our ESG program continues to produce strong results. We have been recognized for the eighth straight year as a GRESB (Global Real Estate Sustainability Benchmark) Green Star, demonstrating our commitment to global ESG leadership. We also achieved a five-star rating and an industry-leading score of 92 in 2022, placing Brandywine in the top 20% of the benchmark among all entities.

Entering 2023, we are witnessing an inflection point at which expectations around physical space are shifting. With our 25+ year track record as a trusted partner and our diversified, mixed-use portfolio of flexible space to grow, we find ourselves uniquely suited to meet this moment and deliver exceptional long-term value for a wide range of stakeholders.

We see enormous opportunities in our core markets. Philadelphia currently sits as the second-best hub in the nation for cell and gene therapy, a market that is poised for tremendous growth and is estimated to reach over $21 billion by 2026. The opening of 3025 JFK Boulevard later this year and our fully dedicated Life Science building, 3151 Market, shortly thereafter, will expand our flexible platform for Life Science Companies to grow. We'll continue to introduce smart urban planning and placemaking in the Philadelphia region, including new community greenspace and investment in transit infrastructure—key contributors to improving quality of life—to help propel Philadelphia's acceleration as a top life science cluster.

Austin leads the nation in percentage population growth and, according to the Texas State Data Center, is projected to increase another 27.7% by 2030. Additionally, a report from the University of North Carolina's Kenan Institute of Private Enterprise ranks Austin as the second fastest-growing city in the U.S. out of the 50 largest metropolitan areas. To accommodate this staggering growth, North Austin has emerged as a second downtown and strong employment hub, supported by ongoing efforts to increase transit access. We're excited to deliver the first phase of our Uptown ATX development in

North Austin with the opening of One Uptown. In Metro DC, innovation in quantum physics research is driving demand for mixed-use spaces that catalyze opportunities for collaboration, research, and discovery, and we'll soon break ground on the first phase of Discovery Point in partnership with University of Maryland.

We are grateful to be supported by so many remarkable Board members, employees, partners, contractors, vendors, and shareholders who help us turn opportunities into accomplishments. On behalf of our Board of Trustees, thank you to our shareholders for helping us realize our shared vision—we remain committed to delivering on our brand promise. We look forward to continuing to provide value to you and growing together in 2023.

With best regards,



Gerard H. Sweeney
President and Chief Executive Officer

SENIOR OFFICERS

Gerard H. Sweeney*
President and Chief Executive Officer

Thomas E. Wirth*
Executive Vice President and Chief Financial Officer

H. Jeffrey DeVuono*
Executive Vice President, Senior Managing Director, Life Science

William D. Redd*
Executive Vice President and Senior Managing Director, Austin and Metro D.C. Regions

George D. Johnstone*
Executive Vice President, Operations

George S. Hasenecz
Senior Vice President, Investments

Shawn Neuman
Senior Vice President, General Counsel and Secretary

OTHER KEY EXECUTIVES

Ronald J. Becker
Senior Vice President, Operations and Sustainability

Ralph Bistline
Senior Vice President, Leasing and Business Development, *Austin Region*

Ann Lisa Braun
Vice President, Assistant General Counsel

Paul J. Commito
Senior Vice President, Development

Christopher Franklin
Vice President, Development

Stephen J. Harris
Vice President, Investments

John Hill
Vice President, Construction

James Kurek
Vice President, Chief Technology and Innovation Officer

Laura Krebs Miller
Vice President, Marketing, Media and Brand Management

Barry Lohr
Vice President, Parking Operations

Kyle McDonald
Vice President, Development, *Austin Region*

John Norjen
Senior Vice President and Managing Director, *Metro D.C. Region*

Daniel Palazzo*
Senior Vice President, Chief Accounting Officer

H. Leon Shadowen, Jr.
Senior Vice President, Development, *Austin Region*

Natalie Shieh
Vice President, Development

Regina Sitler
Senior Vice President, Portfolio Management

Suzanne Stumpf
Senior Vice President, Asset Management, *Metro D.C. & Austin Regions*

Kathleen P. Sweeney-Pogwist
Senior Vice President, Leasing, Suburban *Pennsylvania Region*

Donald F. Weekley
Vice President, Leasing and Development, *Austin Region*

Jeffrey R. Weinstein
Senior Vice President, Construction

Anthony V. Ziccardi
Vice President, Development

* Executive Officer per Securities and Exchange Commission rules

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022
OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from__________to

Brandywine Realty Trust
Brandywine Operating Partnership, L.P.

(Exact name of registrant as specified in its charter)

Maryland		
(Brandywine Realty Trust)	**001-9106**	**23-2413352**
Delaware		
(Brandywine Operating Partnership, L.P.)	**000-24407**	**23-2862640**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(I.R.S. Employer Identification Number)

2929 Arch Street
Suite 1800
Philadelphia, PA 19104
(Address of principal executive offices) (Zip Code)

(610) 325-5600
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of Beneficial Interest	BDN	NYSE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Brandywine Realty Trust	Yes ☒ No ☐
Brandywine Operating Partnership, L.P.	Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Brandywine Realty Trust	Yes ☐ No ☒
Brandywine Operating Partnership, L.P.	Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Brandywine Realty Trust	Yes ☒ No ☐
Brandywine Operating Partnership, L.P.	Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

| Brandywine Realty Trust | Yes ☒ No ☐ |
| Brandywine Operating Partnership, L.P. | Yes ☒ No ☐ |

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Brandywine Realty Trust:

| Large accelerated filer | ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark whether the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of Exchange Act.

☐

Brandywine Operating Partnership, L.P.:

| Large accelerated filer | ☐ | Accelerated filer ☐ | Non-accelerated filer | ☒ |
| Smaller reporting company | ☐ | Emerging growth company ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

| Brandywine Realty Trust | Yes | ☒ | No ☐ |
| Brandywine Operating Partnership, L.P. | Yes | ☒ | No ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

| Brandywine Realty Trust | Yes | ☐ | No ☒ |
| Brandywine Operating Partnership, L.P. | Yes | ☐ | No ☒ |

As of June 30, 2022, the aggregate market value of the Common Shares of Beneficial Interest held by non-affiliates of Brandywine Realty Trust was $1,608,700,263 based upon the last reported sale price of $9.64 per share on the New York Stock Exchange on June 30, 2022. An aggregate of 171,727,703 Common Shares of Beneficial Interest was outstanding as of February 14, 2023.

As of June 30, 2022, the aggregate market value of the 516,467 common units of limited partnership ("Units") held by non-affiliates of Brandywine Operating Partnership, L.P. was $4,978,742 based upon the last reported sale price of $9.64 per share on the New York Stock Exchange on June 30, 2022 of the Common Shares of Beneficial Interest of Brandywine Realty Trust, the sole general partner of Brandywine Operating Partnership, L.P. (For this computation, the Registrant has excluded the market value of all Units beneficially owned by Brandywine Realty Trust.)

Documents Incorporated By Reference

Portions of the proxy statement for the 2023 Annual Meeting of Shareholders of Brandywine Realty Trust are incorporated by reference into Part III of this Form 10-K.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2022 of Brandywine Realty Trust (the "Parent Company") and Brandywine Operating Partnership, L.P. (the "Operating Partnership"). The Parent Company is a Maryland real estate investment trust, or REIT, that owns its assets and conducts its operations through the Operating Partnership, a Delaware limited partnership, and subsidiaries of the Operating Partnership. The Parent Company, the Operating Partnership and their consolidated subsidiaries are collectively referred to in this report as the "Company." In addition, terms such as "we", "us", or "our" used in this report may refer to the Company, the Parent Company, or the Operating Partnership.

The Parent Company is the sole general partner of the Operating Partnership and as of December 31, 2022, owned a 99.7% interest in the Operating Partnership. The remaining 0.3% interest consists of common units of limited partnership interest issued by the Operating Partnership to third parties in exchange for contributions of properties to the Operating Partnership. As the sole general partner of the Operating Partnership, the Parent Company has full and complete authority over the Operating Partnership's day-to-day operations and management.

As general partner with control of the Operating Partnership, the Parent Company consolidates the Operating Partnership for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in the Operating Partnership. Therefore, the assets and liabilities of the Parent Company and the Operating Partnership are the same in their respective financial statements. The separate discussions of the Parent Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company's operations on a consolidated basis and how management operates the Company.

Management operates the Parent Company and the Operating Partnership as one enterprise. The management of the Parent Company consists of the same members as the management of the Operating Partnership. These members are officers of both the Parent Company and of the Operating Partnership.

The Company believes that combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into a single report will:
- facilitate a better understanding by the investors of the Parent Company and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;
- remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both the Parent Company and the Operating Partnership; and
- create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

There are few differences between the Parent Company and the Operating Partnership, which are reflected in the footnote disclosures in this report. The Company believes it is important to understand the differences between the Parent Company and the Operating Partnership in the context of how these entities operate as an interrelated consolidated company. The Parent Company is a REIT, whose only material asset is its ownership of the partnership interests of the Operating Partnership. As a result, the Parent Company does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing public equity from time to time (and contributing the net proceeds of such issuances to the Operating Partnership) and guaranteeing the debt obligations of the Operating Partnership. The Operating Partnership holds substantially all the assets of the Company, including the Company's ownership interests in the real estate ventures described below. The Operating Partnership conducts the operations of the Company's business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's direct or indirect incurrence of indebtedness or through the issuance of partnership units of the Operating Partnership or equity interests in subsidiaries of the Operating Partnership.

The equity and noncontrolling interests in the Parent Company and the Operating Partnership's equity are the main areas of difference between the consolidated financial statements of the Parent Company and the Operating Partnership. The common units of limited partnership interest in the Operating Partnership are accounted for as partners' equity in the Operating Partnership's financial statements while the common units of limited partnership interests held by parties other than the Parent Company are presented as noncontrolling interests in the Parent Company's financial statements. The differences between the Parent Company and the Operating Partnership's equity relate to the differences in the equity issued at the Parent Company and Operating Partnership levels.

To help investors understand the significant differences between the Parent Company and the Operating Partnership, this report presents the following as separate notes or sections for each of the Parent Company and the Operating Partnership:

- Consolidated Financial Statements;
- Parent Company's and Operating Partnership's Equity

This report also includes separate Item 9A. (Controls and Procedures) disclosures and separate Exhibit 31 and 32 certifications for each of the Parent Company and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of each entity have made the requisite certifications and that the Parent Company and Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350.

In order to highlight the differences between the Parent Company and the Operating Partnership, the separate sections in this report for the Parent Company and the Operating Partnership specifically refer to the Parent Company and the Operating Partnership. In the sections that combine disclosures of the Parent Company and the Operating Partnership, this report refers to such disclosures as those of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and real estate ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Parent Company operates the business through the Operating Partnership.

TABLE OF CONTENTS

<u>**Filing Format**</u>

This combined Form 10-K is being filed separately by Brandywine Realty Trust (the "Parent Company") and Brandywine Operating Partnership, L.P. (the "Operating Partnership").

<u>**Forward-Looking Statements**</u>

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This report and other materials filed by us with the Securities and Exchange Commission (the "SEC") (as well as information included in oral or other written statements made by us) contain statements that are forward-looking, including statements relating to business and real estate development activities, acquisitions, dispositions, future capital expenditures, financing sources, governmental regulation (including environmental regulation) and competition. We intend such forward-looking statements to be covered by the safe-harbor provisions of the 1995 Act. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. These forward-looking statements are inherently uncertain, and actual results may differ from expectations. Our actual future results and trends may differ materially from expectations depending on a variety of factors discussed in our filings with the Securities and Exchange Commission (the "SEC"). These factors include without limitation:

- the impact of epidemics, pandemics, or other outbreaks of illness, disease or virus (such as COVID-19 and its variants) and the actions taken by government authorities and others related thereto, including actions that restrict or limit the ability of our Company, our properties and our tenants to operate;
- adverse changes in national and local economic conditions, the real estate industry and the commercial real estate markets in which we operate, which would have a negative effect on, among other things:
    - overall market occupancy levels and demand for office and other commercial space and rental rates;
    - the financial condition of our tenants, many of which are financial, legal and other professional firms, our lenders, counterparties to our derivative financial instruments and institutions that hold our cash balances and short-term investments, which may expose us to increased risks of default by these parties;
    - the availability of financing on attractive terms or at all, which may adversely impact our future interest expense and our ability to pursue acquisition and development opportunities and refinance existing debt; and
    - real estate asset valuations, a decline in which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis.
- competition from other owners, developers and investors, including for tenants and investment opportunities;
- our failure to lease unoccupied space in accordance with our projections;
- our failure to re-lease occupied space upon expiration of leases;
- tenant defaults and the bankruptcy of major tenants;
- volatility in capital and credit markets, including changes that reduce availability, and increase costs, of capital;
- increasing interest rates, which could increase our borrowing costs and adversely affect the market price of our securities;
- failure of interest rate hedging contracts to perform as expected and the effectiveness of such arrangements;
- inflation, which, among other things, would increase our operating expenses and costs for supplies and labor;
- failure of acquisitions, developments and other investments, including projects undertaken through joint ventures and equity investments in third parties, to perform as expected;
- unanticipated costs associated with the purchase, integration and operation of our acquisitions;
- unanticipated costs and delays to complete, lease-up and operate our developments and redevelopments, including on account of shortages of, and delays in shipping of, supplies and materials for our developments and redevelopments;
- unanticipated costs associated with land development, including building and construction moratoriums and inability to obtain necessary zoning, land-use, building, occupancy and other required governmental approvals, construction cost increases or overruns and construction delays;
- lack of liquidity of real estate investments, which could make it difficult for us to respond to changing economic or financial conditions or changes in the operating performance of our properties;
- potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs to us;
- impairment charges;
- uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

- increased costs for, or lack of availability of, adequate insurance, including for terrorist acts or environmental liabilities;
- actual or threatened terrorist attacks;
- security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems, which support our operations and our properties;
- the impact on workplace and tenant space demands driven by technology, employee culture and commuting patterns;
- demand for tenant services beyond those traditionally provided by landlords;
- liability and clean-up costs incurred under environmental or other laws;
- risks associated with our investments in real estate ventures and unconsolidated entities, including our lack of sole decision-making authority and our reliance on our venture partners' financial condition;
- inability of real estate venture partners to fund venture obligations or perform under our real estate venture development agreements;
- failure to manage our growth effectively into new product types within our portfolio and real estate venture arrangements;
- failure of dispositions to close in a timely manner;
- the impact of climate change and compliance costs relating to laws and regulations governing climate change;
- risks associated with federal, state and local tax audits;
- complex regulations relating to our status as a real estate investment trust, or REIT, and the adverse consequences of our failure to qualify as a REIT;
- changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on our earnings; and
- our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn could have an adverse effect on the market price of our securities.

Given these uncertainties, and the other risks identified in the "*Risk Factors*" section and elsewhere in this report, we caution readers not to place undue reliance on forward-looking statements. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Item 1.   **Business**

Overview

We are a self-administered and self-managed real estate investment trust ("REIT") engaged in the acquisition, development, redevelopment, ownership, management, and operation of a portfolio of office, life science/lab, residential, and mixed-use properties. During the twelve months ended December 31, 2022, we owned and managed properties within five markets: (1) Philadelphia Central Business District ("Philadelphia CBD"), (2) Pennsylvania Suburbs, (3) Austin, Texas (4) Metropolitan Washington, D.C., and (5) Other. The Philadelphia CBD segment includes properties located in the City of Philadelphia in Pennsylvania. The Pennsylvania Suburbs segment includes properties in Chester, Delaware and Montgomery counties in the Philadelphia suburbs. The Austin, Texas segment includes properties in the City of Austin, Texas. The Metropolitan Washington, D.C. segment includes properties in Northern Virginia, Washington, D.C., and Southern Maryland. The Other segment includes properties in Camden County in New Jersey and properties in New Castle County in Delaware. In addition to the five markets, our corporate group is responsible for cash and investment management, development of certain real estate properties during the construction period, and certain other general support functions. See Note 1 "Organization of the Parent Company and the Operating Partnership," to our Consolidated Financial Statements for our property portfolio, management services and land holdings. Unless otherwise indicated, all references in this Form 10-K to "square feet" represent the net rentable area.

The Parent Company was organized and commenced its operations in 1986 as a Maryland REIT. The Parent Company owns its assets and conducts its operations through the Operating Partnership and subsidiaries of the Operating Partnership. The Operating Partnership was formed in 1996 as a Delaware limited partnership. The Parent Company controls the Operating Partnership as its sole general partner. See Note 1 "Organization of the Parent Company and the Operating Partnership," to our Consolidated Financial Statements for the Parent Company's ownership interest in the Operating Partnership. The ownership interests in the Operating Partnership not owned by the Company consist of common units of limited partnership issued to the holders in exchange for contributions of properties to the Operating Partnership. Our structure as an "UPREIT" is designed, in part, to permit persons contributing properties to us to defer some or all of the tax liability they might otherwise incur in a sale of properties. We have offices in Philadelphia, Pennsylvania; Radnor, Pennsylvania; McLean, Virginia; Mount Laurel, New Jersey; Richmond, Virginia; Wilmington, Delaware; and Austin, Texas.

Our principal executive offices are located at 2929 Arch Street, Suite 1800, Philadelphia, PA 19104, our telephone number is (610) 325-5600 and our website is www.brandywinerealty.com. The content on any website referred to in this Form 10-K is not incorporated by reference into this Form 10-K.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information filed or furnished by us with the SEC are available, without charge, on our website, http://www.brandywinerealty.com, as soon as reasonably practicable after they are electronically filed or furnished with the SEC. Copies are also available, free of charge, upon written request to Investor Relations, Brandywine Realty Trust, 2929 Arch Street, Suite 1800, Philadelphia, PA 19104.

Business Segments

See Note 19 "Segment Information," to our Consolidated Financial Statements for information on results of operations of our reportable segments for the years ended December 31, 2022, 2021, and 2020 and balance sheet amounts as of December 31, 2022 and 2021.

Joint Ventures

From time to time we consider joint venture opportunities with institutional investors or other real estate companies. Joint venture partnerships provide us with additional sources of capital to share investment risk and fund capital requirements. In some instances, joint venture partnerships provide us with additional local market insight or product type expertise. For information regarding our joint ventures, see Note 4 "Investment in Unconsolidated Real Estate Ventures," to our Consolidated Financial Statements.

Developments/Redevelopments

Our regular interaction with tenants and other market participants keep us current on innovations in workplace layout and smart living. We leverage this information to identify properties primed for development or redevelopment to meet tenant demands and realize value. The expertise and relationships that we have built from managing complex construction projects allow us to add new assets to our portfolio and renovate existing assets in our portfolio.

Business Objective and Strategies for Growth

Our business objective is to deploy capital effectively to maximize our return on investment and thereby maximize our total return to shareholders. To accomplish this objective we seek to:
- concentrate on urban town centers and central business districts in selected regions, and be the best of class owner and developer in those markets with a full-service office in each of those markets providing property management, leasing, development, and construction expertise;
- maximize cash flow through leasing strategies designed to capture rental growth as rental rates increase and as leases are renewed;
- attain high tenant retention rates by providing a full array of property management, maintenance services and tenant service amenity programs responsive to the varying needs of our diverse tenant base;
- cultivate long-term leasing relationships with a diverse base of high-quality and financially stable tenants;
- increase the economic diversification of our tenant base while maximizing economies of scale;
- form joint ventures with high-quality partners having attractive real estate holdings or significant financial resources;
- utilize our reputation as a full-service real estate development and management organization to identify acquisition and development opportunities that will expand our business and create long-term value; and
- selectively dispose of properties that do not support our long-term business objectives and growth strategies.

We also consider the following to be important objectives:
- to own and develop high-quality office, life science/lab, residential, and mixed-use properties meeting the demands of today's tenants who require sophisticated telecommunications and related infrastructure, support services, sustainable features and amenities, and to manage those facilities so as to continue to be the landlord of choice for both existing and prospective tenants;
- to capitalize on our redevelopment expertise to selectively develop, redevelop and reposition properties in desirable locations that other organizations may not have the resources to pursue;
- to opportunistically acquire high-quality office, life science/lab, residential, and mixed-use properties at attractive yields in markets that we expect will experience economic growth and where we can achieve operating efficiencies;
- to monetize or deploy our land inventory for development of high-quality office, life science/lab, residential, and mixed-use properties, or rezone from office/industrial to life science/lab, residential, retail and hotel to align with market and demand shifts as appropriate;
- to control development sites, including sites under purchase options, that could support high-quality office, life science/lab, residential, and mixed-use properties within our core markets;
- to strategically grow our portfolio through the development and acquisition of new product types that support our strategy of transit-oriented and amenity based mixed-use properties located in the central business district of Philadelphia, Pennsylvania; Pennsylvania Suburbs; and Austin, Texas; and
- to secure third-party development contracts, which can be a significant source of revenue and enable us to utilize and grow our existing development and construction management resources.

We expect to concentrate our real estate activities in markets where we believe that:
- current and projected market rents and absorption statistics justify construction activity;
- we can maximize market penetration by accumulating a critical mass of properties and thereby enhance operating efficiencies;
- barriers to entry (such as zoning restrictions, utility availability, infrastructure limitations, development moratoriums and limited developable land) will create supply constraints on available space; and
- there is potential for economic growth, particularly job growth and industry diversification.

Operational Strategy

We currently expect to continue to operate in markets where we have a concentration advantage due to economies of scale. We believe that where possible, it is best to operate with a strong base of properties in order to benefit from the personnel allocation and the market strength associated with managing multiple properties in the same market. We also intend to selectively dispose of properties and redeploy capital if we determine a property cannot meet our long-term earnings growth expectations. We believe that recycling capital is an important aspect of maintaining the overall quality of our portfolio.

Our broader strategy remains focused on continuing to grow earnings, enhance liquidity and strengthen our balance sheet through capital retention, debt reduction, targeted sales activity and management of our existing and prospective liabilities.

In the long term, we believe that we are well positioned in our current markets and have the expertise to take advantage of both development and acquisition opportunities, as warranted by market and economic conditions, in new markets that have healthy long-term fundamentals and strong growth projections. This capability, combined with what we believe is a conservative financial structure, should allow us to achieve disciplined growth. These abilities are integral to our strategy of having a diverse portfolio of assets, which will meet the needs of our tenants.

We use experienced on-site construction superintendents, operating under the supervision of our project managers and senior management, to control the construction process and mitigate the various risks associated with real estate development.

In order to fund developments, redevelopments and acquisitions, as well as refurbish and improve existing properties, we primarily use proceeds from property dispositions, excess cash from operations after satisfying our dividend and other financing requirements, and external sources of debt and equity capital, including from joint venture partners. The availability of funds for new investments and maintenance of existing properties largely depends on capital markets and liquidity factors over which we can exert little control.

Competition

The real estate business is highly competitive. Our properties compete for tenants with similar properties primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services and amenities provided, and the design and condition of the improvements. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below market renewal options, or we may not be able to timely lease vacant space. In such cases, our financial condition, results of operations, cash flow, per share trading price of our common shares and ability to satisfy our debt service obligations and to pay dividends may be adversely affected.

We also face competition when attempting to acquire, sell or develop real estate, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension funds, partnerships and individual investors. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us and otherwise may be in a better position to acquire a property. Competition may also have the effect of reducing the number of acquisition opportunities available to us, increasing the price required to consummate an acquisition opportunity and generally reducing the demand for office, retail, mixed-use and multifamily space in our markets. Similarly, competition with sellers of similar properties to locate suitable purchasers may result in us receiving lower proceeds from a sale or in us not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return. Our ability to compete also depends upon trends in the economies of our markets, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, land availability, our ability to obtain necessary construction approvals, taxes, governmental regulations, legislation and population trends.

Regulation

General

Properties in our markets are subject to various laws, ordinances, and regulations, including regulations relating to common areas. We believe we have the necessary permits and approvals to operate each of our properties.

Environmental Matters

Our business operations are subject to various federal, state, and local environmental laws and regulations governing land, water, and wetlands resources. Among these are certain laws and regulations under which an owner or operator of real estate could become liable for the costs of removal or remediation of certain hazardous or toxic substances present on or in such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may subject the owner to substantial liability and may adversely affect the owner's ability to develop the property or to borrow using such real estate as collateral.

We typically manage this potential liability through performance of Phase I Environmental Site Assessments and, as necessary, Phase II Environmental Site Assessments which include environmental sampling on properties we acquire or develop. Even with these assessments and testings, no assurance can be given that environmental liabilities do not exist, that the reports revealed all environmental liabilities, or that no prior owner created or permitted any material environmental condition not known to us. In certain situations, we have also sought to avail ourselves of legal and regulatory protections offered by federal and state authorities to prospective purchasers of property. Where applicable studies have resulted in the determination that remediation was required by applicable law, the necessary remediation is typically incorporated into the operational or development activity of the relevant property. We are not aware of any environmental liability that we believe would have a material adverse effect on our business, assets, or results of operations.

Certain environmental laws impose liability on a previous owner of a property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not necessarily relieve an owner of such liability. Thus, although we are not aware of any such situation, we may have such liabilities on properties previously sold. We believe that we and our properties are in compliance in all material respects with applicable federal, state, and local laws, ordinances, and regulations governing the environment. For additional information, see Item 1A. Risk Factors – Regulatory Risk Factors – Potential liability for environmental contamination could result in substantial costs.

Information Security

We face risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems. The Audit Committee of our Board (the "Audit Committee") and senior management receive and review quarterly reports on cybersecurity matters from our Chief Technology and Innovation Officer, including reports on documented incidents or violations of our IT and security policies. Documented incidents or violations are discussed, and managers are notified for the appropriate follow-up with our human resources department or the employees involved in such incidents or violations, as needed. Although we have not experienced a data or other cybersecurity breach in the past three years that resulted in a financial loss, our Board and the Audit Committee regularly evaluate our existing information technology and security policies and controls to address new and novel threats posed to the Company. We have implemented a training program for employees that includes both proactive education modules, as well as reactive anti-phishing and testing modules designed to test the end-user's ability to put what they have learned into practice.

Human Capital Resources

As of December 31, 2022, we had approximately 328 full-time employees and six part-time employees, one intern and one temporary employee. We seek to maintain a challenging, enriching, respectful, diverse, inclusive, collaborative and rewarding work environment for our employees whom we consider to be among our most valuable assets. We maintain policies and programs that we believe reflect our continued commitment to our employees, including:
- a competitive compensation program and benefits package.
- operational protocols which prioritize employee health, safety and well-being.
- promotion of diversity and inclusion in our hiring practices.
    ◦ In 2022, approximately 50% of all new hires were females and approximately 38% of all new hires were ethnic minorities.
- training and career development opportunities and a tuition reimbursement program.
- regular assessment of the engagement, satisfaction and retention of our employees.
- programs such as internally organized affinity groups which are intended to foster an atmosphere of collaboration and inclusion.

Environmental, Social, and Corporate Governance

Brandywine is committed to implementing and maintaining environmental, social, and governance ("ESG") standards while driving value through continual improvement of our operations, portfolio performance, and community impact. Our reduction targets for energy, greenhouse gas emissions and water are focused to reduce consumption 15% by 2025 over our 2018 baseline.

In 2022, we extended our industry-leading ISS Governance Quality Score of 1, representing the highest possible score and indicating the lowest shareholder risk. We continued to maintain an A rating from MSCI ESG Research and received our seventh annual Global Real Estate Sustainability Benchmark ("GRESB") Green Star ranking, as well as our first 5-Star ranking. We achieved 2022 Green Lease Leaders Platinum recognition in the category's inaugural year, recognizing our collaboration with tenants to equitably align financial and environmental benefits. We were also recognized for our commitment to the Philadelphia 2030 District initiative to achieve substantial reduction in energy use by the year 2030. We have further completed 13.5 million square feet of green building certifications, encompassing approximately 62% of our portfolio.

We remain committed to energy efficiency in our buildings. We've achieved one or more green building certifications across 62% of our portfolio and participate in the UL Verified Healthy Buildings Program. Over 700 energy, water, and waste efficiency projects were implemented in our portfolio, and we continue to generate and procure renewable energy for our properties.

Brandywine remains committed to supporting our employees and the communities we operate in. We promote diversity, equity, and inclusion through internal affinity teams, board diversity, and employee engagement. Employees are given access to mentorship and tuition reimbursement opportunities as well as numerous programs to promote health and wellness. Brandywine maintains and encourages the use of over 74 acres of public green space for community engagement. We continue to foster long-standing, ethical partnerships with local suppliers and drive economic resilience through the Schuylkill Yards projects and community totaling $16.4 million to date. We've spearheaded new, equitable transit-oriented development in Austin and Philadelphia and continue to assess what investments will impact our employees and communities the most.

For further information regarding our environmental, social, and governance strategies and policies, please visit the "Responsibility" section of our website. The information contained on our website is not incorporated by reference into this Annual Report.

Item 1A.   Risk Factors

You should carefully consider these risk factors, together with all of the other information included in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes thereto, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, prospects, financial condition, cash flows, liquidity, funds from operations, results of operations, share price, ability to service our indebtedness, and/or ability to make cash distributions to our security holders (including those necessary to maintain our REIT qualification). In such case, the value of our common shares and the trading price of our securities could decline, and you may lose all or a significant part of your investment. Some statements in the following risk factors constitute forward looking statements. Please refer to the explanation of the qualifications and limitations on forward-looking statements under "Forward-Looking Statements" of this Form 10-K.

<u>Economic Risk Factors</u>

Adverse economic and geopolitical conditions could have a material adverse effect on our results of operations, financial condition and our ability to pay distributions to our shareholders.

Our business is affected by global, national and local economic conditions. Our portfolio consists primarily of office buildings (as compared to real estate companies with portfolios of multiple asset classes). Our financial performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow, results of operations, financial condition and ability to make distributions to our security holders will be adversely affected.

The following factors, among others, may materially and adversely affect the income generated by our properties and our performance generally:

- adverse changes in international, national or local economic and demographic conditions;
- increased vacancies or our inability to rent space on favorable terms, including market pressures to offer tenants rent abatements, increased tenant improvement packages, early termination rights, below market rental rates or below-market renewal options;
- significant job losses in the financial and professional services industries may occur, which may decrease demand for office space, causing market rental rates and property values to be negatively impacted;
- changes in space utilization by our tenants due to technology, economic conditions, impact of pandemics, and business culture may decrease demand for office space, causing market rental rates and property values to be negatively impacted;
- deterioration in the financial condition of our tenants may result in tenant defaults under leases, including due to bankruptcy, and adversely impact our ability to collect rents from our tenants;
- competition from other office and mixed-use properties, and increased supply of such properties;
- increases in non-discretionary operating costs, including insurance expense, utilities, real estate taxes, state and local taxes, labor shortages and heightened security costs may not be offset by increased market rental rates;
- increases in operating costs due to inflation may not be offset by increased market rental rates;
- reduced values of our properties would limit our ability to dispose of assets at attractive prices, limit our access to debt financing secured by our properties and reduce the availability of unsecured loans;
- increases in interest rates, reduced availability of financing and reduced liquidity in the capital markets may adversely affect our ability or the ability of potential buyers of properties and tenants of properties to obtain financing on favorable terms, or at all;
- one or more lenders under our unsecured credit facility could refuse or be unable to fund their financing commitment to us and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all; and
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war may result in uninsured or underinsured losses.

Our performance is dependent upon the economic conditions of the markets in which our properties are located.

Our results of operations will be significantly influenced by the economies and other conditions of the real estate markets in which we operate, particularly in Philadelphia, Pennsylvania, the suburbs of Philadelphia, Pennsylvania, Austin, Texas, Washington, D.C., Northern Virginia and Southern Maryland. Any adverse changes in economic conditions in any of these economies or real estate markets could negatively affect cash available for distribution and debt service. Our financial performance and ability to make distributions to our shareholders and pay debt service is particularly sensitive to the economic conditions in these markets. The local economic climate, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors, and local real estate conditions, such as demand for office space, operating expenses and real estate taxes, may affect revenues and the value of properties, including properties to be acquired or developed.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

Periodically, our tenants experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business, and these difficulties may have an adverse effect on our cash flow, results of operations, financial condition and ability to make distributions to our shareholders. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. Any such unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term. See Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors that May Influence Future Results of Operations - Tenant Credit Risk."

Real Estate Industry Risk Factors

We may experience increased operating costs, which might reduce our profitability.

Our properties are subject to increases in operating expenses such as for insurance, real estate taxes, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping and repairs and maintenance of our properties. In general, our tenant leases allow us to pass through all or a portion of these costs to them. We cannot assure you, however, that tenants will actually bear the full burden of these increased costs, or that such increased costs will not lead them, or other prospective tenants, to seek office space elsewhere. If operating expenses increase, the availability of other comparable office space in our core geographic markets might limit our ability to increase rents; if operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to shareholders.

Our investment in property development or redevelopment may be more costly or difficult to complete than we anticipate.

We intend to continue to develop properties where market conditions warrant such investment. Once made, these investments may not produce results in accordance with our expectations. Risks associated with our development and construction activities include:
- unavailability of favorable financing alternatives in the private and public debt markets;
- insufficient capital to pay development costs;
- dependence on the financial, technology and professional services sector as part of our tenant base;
- construction costs exceeding original estimates due to rising interest rates, inflation, diminished availability of materials and labor, and increases in the costs of materials and labor;
- construction and lease-up delays resulting in increased debt service, fixed expenses and construction or renovation costs;
- expenditure of funds and devotion of management's time to projects that we do not complete;
- occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;
- complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy and other governmental permits;
- increased use restrictions by local zoning or planning authorities limiting our ability to develop and impacting the size of developments; and
- limited experience in developing or redeveloping properties in certain of our geographic markets may lead us to incorrectly project development costs and returns on our investments.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors that May Influence Future Results of Operations - Development Risk."

Our development projects and third party property management business may subject us to certain liabilities.

We may hire and supervise third party contractors to provide construction, engineering and various other services for wholly owned development projects, development projects undertaken by real estate ventures in which we hold an equity interest and manage or properties we are managing on behalf of unaffiliated third parties. Certain of these contracts may be structured such that we are the principal rather than the agent. As a result, we may assume liabilities in the course of the project and be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we have engaged. Adverse outcomes of disputes or litigation could negatively impact our business, results of operations and financial condition, particularly if we have not limited the extent of the damages to which we may be liable, or if our liabilities exceed the amounts of the insurance that we carry. Moreover, our tenants and third party customers may seek to hold us accountable for the actions of contractors because of our role even if we have technically disclaimed liability as a legal matter, in which case we may determine it necessary to participate in a financial settlement for purposes of preserving the tenant or customer relationship.

Acting as a principal may also mean that we pay a contractor before we have been reimbursed, which exposes us to additional risks of collection in the event of a bankruptcy or insolvency. Similarly, a contractor may file for bankruptcy or commit fraud before completing a project that we have funded in part or in full. As part of our project management business, we are responsible for managing various contractors required for a project, including general contractors, in order to ensure that the cost of a project does not exceed the contract amount and that the project is completed on time. In the event that one or more of the contractors involved does not, or cannot, perform as a result of bankruptcy or for another reason, we may be responsible for cost overruns, as well as the consequences of late delivery. In the event that we have not accurately estimated our own costs of providing services under guaranteed cost contracts, we may be exposed to losses on such contracts.

Our development projects may be dependent on strategic alliances with unaffiliated third parties.

We may face challenges in managing our strategic alliances. As our development projects become more complex, the need for trust, collaboration, and equitable risk-sharing is essential to the success of these projects. The alliances we engage in are driven by the complementary skills and capabilities of our partners. Despite the diligence performed establishing these alliances, our objectives may not fully align with those of our partners throughout the development project or projects. Disagreements with one or more third parties with whom we partner in the development of one or more of the development components may restrict our ability to act exclusively in our own interests. In addition, failure of one or more third parties with whom we partner to fulfill obligations to us could result in delays and increased costs to us associated with finding a suitable replacement partner. Increased costs could require us to revise or abandon our activities entirely with respect to one or more components of the project and, in such event, we would not recover, and would be required to write-off, costs we had capitalized in development.

We face risks associated with the development of mixed-use commercial properties.

We operate, are currently developing, and may in the future develop, properties either alone or through real estate ventures that are known as "mixed-use" developments. In addition to the development of office space, mixed-use projects may also include space for life science/lab, residential, hotel or other commercial purposes. If a development project consists of a non-office or non-retail use, we may seek to develop that component ourselves, assign the rights to that component to a third-party developer with experience in that use, or we may seek to partner with such a developer. If we do not assign the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of properties for office and retail use generally, but also to specific risks associated with the development and ownership of non-office and non-retail real estate. In addition, even if we assign the rights to develop certain components or elect to participate in the development through a real estate venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations, necessitating that we complete the other component ourselves (including providing any necessary financing). In the case of residential properties, these risks also include competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. Because we have limited experience with residential properties, we expect to retain third parties to manage our residential properties. In the case of hotel properties, the risks also include increases in inflation and utilities that may not be offset by increases in room rates. We are also dependent on business and commercial travelers and tourism. If we decide not to sell or participate in a real estate venture and instead hire a third party manager, we would be dependent on their key personnel to provide services on our behalf and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

We face risks associated with property acquisitions.

We have acquired in the past and intend to continue to pursue the acquisition of properties, including large portfolios that would increase our size and potentially alter our capital structure. The success of such transactions is subject to a number of factors, including the risks that:
- we may not be able to obtain financing for such acquisitions on favorable terms;
- acquired properties may fail to perform as expected;
- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;
- the actual costs of repositioning, redeveloping or maintaining acquired properties may be higher than our estimates;
- the acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and
- we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and manage new properties in a way that allows us to realize anticipated cost savings and synergies.

Acquired properties may subject us to known and unknown liabilities.

Properties that we acquire may be subject to known and unknown liabilities for which we would have no recourse, or only limited recourse, to the former owners of such properties or otherwise. As a result, if a liability were asserted against us based upon ownership of acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

- liabilities for clean-up of pre-existing disclosed or undisclosed environmental contamination;
- claims by tenants, vendors, municipalities or other persons arising on account of actions or omissions of the former owners or occupants of the properties; and
- liabilities incurred in the ordinary course of business.

We may be unable to renew leases or re-lease space as leases expire; certain leases may expire early.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the space. Even if the tenants do renew their leases or if we can re-lease the space, the terms of renewal or re-leasing (including the cost of required renovations) may be less favorable than the current lease terms. Certain leases grant the tenants an early termination right upon payment of a termination penalty or if we fail to comply with certain material lease terms. Our inability to renew or release spaces and the early termination of certain leases could adversely affect our ability to make distributions to shareholders. See Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors that May Influence Future Results of Operations - Tenant Rollover Risk."

We face significant competition from other real estate developers.

We compete with real estate developers, operators and institutions for tenants and acquisition and development opportunities. Some of these competitors may have significantly greater financial resources than we have. Such competition may reduce the number of suitable investment opportunities available to us, may interfere with our ability to attract and retain tenants and may increase vacancies, which could result in increased supply and lower market rental rates, reducing our bargaining leverage and adversely affect our ability to improve our operating leverage. In addition, some of our competitors may be willing (e.g., because their properties may have vacancy rates higher than those for our properties) to make space available at lower rental rates or with higher tenant concession percentages than available space in our properties. We cannot assure you that this competition will not adversely affect our cash flow and our ability to make distributions to shareholders.

Property ownership through unconsolidated real estate ventures may limit our ability to act exclusively in our interest.

We develop, acquire, and contribute properties in unconsolidated real estate ventures with other persons or entities when we believe circumstances warrant the use of such structures. For information regarding our unconsolidated real estate ventures, see Note 4 "Investment in Unconsolidated Real Estate Ventures," to our Consolidated Financial Statements. We could become engaged in a dispute with one or more of our venture partners that might affect our ability to operate a jointly-owned property. Moreover, our venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the appropriate timing and terms of any sale or refinancing of a property. In some instances, our venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our venture partners or the lenders to our unconsolidated real estate ventures are inconsistent with our own objectives, we may not be able to act exclusively in our interests and the value of our investment in the unconsolidated real estate ventures may be affected.

Preferred equity, mezzanine loans, and other investments that are subordinated or otherwise junior in an issuer's capital structure and that involve privately negotiated structures will expose us to greater risk of loss.

We have previously made equity investments and may in the future make or acquire additional preferred equity investments, mezzanine loans and other investments that are subordinated or otherwise junior in an entity's capital structure and that involve privately negotiated structures. To the extent we invest in subordinated debt or mezzanine tranches of an entity's capital structure, or in preferred equity instruments, such investments and our remedies with respect thereto, including the ability to foreclose on collateral (if any) securing such investments, will be subject to the rights of holders of more senior tranches in the entity's capital structure and, to the extent applicable, contractual intercreditor, co-lender and/or participation agreement provisions. Significant losses related to such investments or loans could adversely affect our results of operations and financial condition.

Because real estate is illiquid, we may be unable to sell properties when in our best interest.

Real estate investments generally, and in particular large office and mixed use properties like those that we own, often cannot be sold quickly. The capitalization rates at which properties may be sold could be higher than historical rates, thereby reducing our potential proceeds from sale. Consequently, we may not be able to alter our portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits our ability, as a REIT, to sell properties that we have held for fewer than two years without potential adverse consequences to us. Furthermore, properties that we have developed and have owned for a significant period of time or that we acquired in exchange for partnership interests in the Operating Partnership often have a low tax basis. If we were to dispose of any of these properties in a taxable transaction, we may be required under provisions of the Internal Revenue Code applicable to REITs to distribute a significant amount of the taxable gain to our shareholders and this could, in turn, impact our cash flow. In some cases, tax protection agreements with third parties will prevent us from selling certain properties in a taxable transaction without incurring substantial costs. In addition, purchase options and rights of first refusal held by tenants or partners in unconsolidated real estate ventures may also limit our ability to sell certain properties. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our cash flow and ability to make distributions to shareholders as well as the ability of someone to purchase us, even if a purchase were in our shareholders' best interests.

We have agreed not to sell certain of our properties and to maintain indebtedness subject to guarantees.

We acquired in the past and in the future may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our Operating Partnership. This acquisition structure has the effect, among other factors, of reducing the amount of tax depreciation we can deduct over the tax life of the acquired properties, and typically requires that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. We have agreed not to sell some of our properties for varying periods of time, in transactions that would trigger taxable income to the former owners, and we may enter into similar arrangements as a part of future property acquisitions. These agreements generally provide that we may dispose of the subject properties only in transactions that qualify as tax-free exchanges under Section 1031 of the Internal Revenue Code or in other tax deferred transactions. Such transactions can be difficult to complete and can result in the property acquired in exchange for the disposed of property inheriting the tax attributes (including tax protection covenants) of the sold property. Violation of such tax protection agreements may impose significant costs on us. As a result, we are restricted with respect to decisions related to financing, encumbering, expanding or selling these properties. These restrictions on dispositions could limit our ability to sell an asset or pay down partnership debt during a specified time, or on terms, that would be favorable absent such restrictions.

We have also entered into agreements that provide prior owners of properties with the right to guarantee specific amounts of indebtedness and, in the event that the specific indebtedness that they guarantee is repaid or reduced, we would be required to provide substitute indebtedness for them to guarantee. These agreements may hinder actions that we may otherwise desire to take to repay or refinance guaranteed indebtedness because we would be required to make payments to the beneficiaries of such agreements if we violate these agreements.

Our property taxes could increase due to property tax rate changes or reassessment, which would adversely impact our cash flows.

Even if we continue to qualify as a REIT for federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our cash flow would be adversely impacted, and our ability to pay any expected dividends to our stockholders and unitholders could be adversely affected.

Regulatory Risk Factors

Changes in tax rates and regulatory requirements may adversely affect our cash flow and results of operations.

Because increases in income and service taxes are generally not passed through to tenants under leases, such increases may adversely affect our cash flow and ability to make expected distributions to shareholders. Our properties are also subject to various regulatory requirements, such as those relating to the environment, fire and safety. Our failure to comply with these requirements could result in the imposition of fines and damage awards and could result in a default under some of our tenant leases. Moreover, the costs to comply with any new or different regulations could adversely affect our cash flow and our ability to make distributions to shareholders. We cannot assure you that these requirements will not change or that newly imposed conditions will not require significant expenditures in order to be compliant.

Potential liability for environmental contamination could result in substantial costs.

Under various federal, state and local laws, ordinances and regulations, we may be liable for the costs to investigate and remove or remediate hazardous or toxic substances on or in our properties, often regardless of whether we know of or are responsible for the presence of these substances. These costs may be substantial. While we do maintain environmental insurance, we cannot be assured that our insurance coverage will be sufficient to protect us from all of the aforesaid remediation costs. Also, if hazardous or toxic substances are present on a property, or if we fail to adequately remediate such substances, our ability to sell or rent the property or to borrow using that property as collateral may be adversely affected.

Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

Additionally, we develop, manage, lease and/or operate various properties for third parties. Consequently, we may be considered to have been or to be an operator of these properties and, therefore, potentially liable for removal or remediation costs or other potential costs that could relate to hazardous or toxic substances.

Americans with Disabilities Act compliance could be costly.

The Americans with Disabilities Act of 1990, or the ADA, requires that all public accommodations and commercial facilities, including office buildings, meet certain federal requirements related to access and use by disabled persons. Compliance with ADA requirements could involve the removal of structural barriers from certain disabled persons' entrances which could adversely affect our financial condition and results of operations. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such accesses. Noncompliance by us with the ADA or similar or related laws or regulations could result in the imposition on us of governmental fines or in awards of damages against us in favor of private litigants. In addition, changes to existing requirements or enactments of new requirements could require significant expenditures. Such costs may adversely affect our cash flow and ability to make distributions to shareholders.

REIT Risk Factors

Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.

We operate our business to qualify to be taxed as a REIT for federal income tax purposes. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Report are not binding on the IRS or any court. As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be entirely within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws. In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers. We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income (excluding net capital gains). The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries and unconsolidated real estate ventures further complicates the application of the REIT requirements for us. Even a technical or inadvertent mistake could jeopardize our REIT status and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT. Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings or interpretations of tax law, that make it more difficult, or impossible, for us to remain qualified as a REIT. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long term capital gains to individual shareholders at favorable rates. For tax years beginning before January 1, 2018, we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes. We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions. If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders. This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

Failure of the Operating Partnership (or a subsidiary partnership or unconsolidated real estate venture) to be treated as a partnership would have serious adverse consequences to our shareholders.

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships or unconsolidated real estate ventures for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership or unconsolidated real estate venture would be taxable as a corporation. In such event, we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership, subsidiary partnership or unconsolidated real estate venture would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

If any subsidiary REIT failed to qualify as a REIT, we could be directly or indirectly subject to higher taxes and could fail to remain qualified as a REIT.

We directly or indirectly (through disregarded subsidiaries or pass-through entities) own shares of certain subsidiaries that have elected to be taxed as a REIT for U.S. federal income tax purposes. Any such subsidiary REIT is subject to the REIT qualification requirements and other limitations described herein that are applicable to us. If any such subsidiary REIT were to fail to qualify as a REIT, then (i) such subsidiary REIT would become subject to U.S. federal income tax and applicable state and local taxes on its taxable income at regular corporate rates and (ii) our ownership of shares in such subsidiary REIT would cease to be a qualifying asset for purposes of the asset tests applicable to REITs. In that case, it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income. These requirements may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates. Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

We may pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.

Even if we qualify as a REIT for federal income tax purposes, we may be required to pay certain federal, state and local taxes on our income and properties. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale or series of sales is/are a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, even if we continue to qualify as a REIT for federal income tax purposes, we will be required to pay some state and local real property taxes on our properties, and some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

Partnership tax audit rules could have a material adverse effect on us.

Under the rules applicable to U.S. federal income tax audits of partnerships, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner's distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto could be assessed and collected, at the partnership level. Absent available elections, it is possible that the Operating Partnership, and any other partnership in which we directly or indirectly invest, could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of a partnership, could be required to bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional taxes had we owned the assets of these partnerships directly. There can be no assurance that these rules will not have a material adverse effect on us.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the federal income tax laws or regulations governing REITs or the other administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

If a transaction intended to qualify as a Section 1031 Exchange is later determined to be taxable, or if we are unable to identify and complete the acquisition of suitable replacement property to effect a Section 1031 Exchange, we may face adverse consequences.

From time to time we seek to dispose of properties in transactions that are intended to qualify as tax-deferred "like kind exchanges" under Section 1031 of the Internal Revenue Code of 1986, as amended (a "Section 1031 Exchange"). It is possible that the qualification of a transaction as a Section 1031 Exchange could be successfully challenged and determined to be currently taxable. It is also possible that we are unable to identify and complete the acquisition of suitable replacement property to effect a Section 1031 Exchange. In any such case, our taxable income and earnings and profits would increase. This could increase the dividend income to our shareholders by reducing any return of capital they received. In some circumstances, we may be required to pay additional dividends or, in lieu of that, corporate income tax, possibly including interest and penalties. As a result, we may be required to borrow funds in order to pay additional dividends or taxes, and the payment of such taxes could cause us to have less cash available to distribute to our shareholders. In addition, if a Section 1031 Exchange were later to be determined to be taxable, we may be required to amend our tax returns for the applicable year in question, including any information reports we sent our shareholders. Moreover, it is possible that legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or not possible for us to dispose of properties on a tax deferred basis.

Failure to obtain the tax benefits and remain compliant within Qualified Opportunity Zones and Keystone Opportunity Zones may have adverse consequences.

Certain of our properties have the benefit of governmental tax incentives for development in areas and neighborhoods which have not historically seen robust commercial development. These incentives typically have specific sunset provisions and may be subject to governmental discretion in the eligibility or award of the applicable incentives. We invest and plan to continue to heavily invest in Qualified Opportunity Zones as part of the federal program and Keystone Opportunity Zones in Pennsylvania due to the related tax benefits. The expiration of these incentive programs or the inability of potential tenants or users to be eligible for or to obtain governmental approval of the incentives may have an adverse effect on the value of our Properties and on our cash flow and net income, and may result in impairment charges. In addition, the failure to remain compliant with such programs may result in significant tax burdens.

Certain limitations will exist with respect to a third party's ability to acquire us or effectuate a change in control.

Limitations imposed to protect our REIT status. In order to protect us against the loss of our REIT status, our Declaration of Trust limits any shareholder from owning more than 9.8% in value of our outstanding shares, although we have granted in the past, and may continue to grant in the future certain waivers of this limitation to certain shareholders under certain conditions. The ownership limit may have the effect of precluding acquisition of control of us. If anyone acquires shares in excess of the ownership limit, we may:
- consider the transfer to be null and void;
- not reflect the transaction on our books;
- institute legal action to stop the transaction;
- not pay dividends or other distributions with respect to those shares;
- not recognize any voting rights for those shares; and
- consider the shares held in trust for the benefit of a person to whom such shares may be transferred.

Limitation due to our ability to issue preferred shares. Our Declaration of Trust authorizes our Board of Trustees to cause us to issue preferred shares, without limitation as to amount and without shareholder consent. Our Board of Trustees is able to establish the preferences and rights of any preferred shares issued and these shares could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests.

Advance Notice Provisions for Shareholder Nominations and Proposals. Our bylaws require advance notice for shareholders to nominate persons for election as trustees at, or to bring other business before, any meeting of our shareholders. This bylaw provision limits the ability of shareholders to make nominations of persons for election as trustees or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

Disaster Risk Factors

A pandemic, epidemic or outbreak of a contagious disease, such as the ongoing COVID-19 pandemic, could adversely affect us.

Pandemics, epidemics, and other public health crises, including the ongoing COVID-19 pandemic, have impacted, and could continue to impact many countries around the globe, including the U.S. The COVID-19 pandemic's long-term impact on global economies, financial markets, and the job market remain uncertain and could result in prolonged economic downturns and recessions that adversely impact us and our tenants. The global impact of the outbreak has been rapidly evolving and there is significant uncertainty regarding its continued impact on the U.S. economy and consumer confidence. Demand for space at our properties is dependent on a variety of macroeconomic factors, such as employment levels, inflation, interest rates, changes in stock market valuations, rent levels and availability of competing space. These factors can be significantly adversely affected by a variety of factors beyond our control. The extent to which the COVID-19 pandemic continues to impact our results will depend on future developments, many of which are highly uncertain and cannot be predicted. The impact of the COVID-19 pandemic could negatively impact our business in a number of ways, including: (i) deterioration in the financial condition of our tenants and in their ability to pay rents; (ii) reduction in demand for space in our portfolio; (iii) costs associated with construction delays and cost overruns at our development and redevelopment projects; (iv) costs associated with higher inflation rates; (v) reduction in availability of, and increased costs of, capital; and (vi) failure of our contract counterparties, including partners in unconsolidated real estate ventures, to meet their obligations.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our properties, operations and business. For example, many of our properties are located along the East Coast, particularly those in the central business districts of Philadelphia, Pennsylvania and Washington, D.C. To the extent climate change causes variations in weather patterns, our markets could experience increases in storm intensity and rising sea-levels. Over time, these conditions could result in declining demand for office space in our buildings or our inability to operate the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal at our properties. While we maintain insurance coverage for flooding, we may not have adequate insurance to cover the associated costs of repair or reconstruction of sites for a major future event, lost revenue, including from new tenants that could have been added to our properties but for the event, or other costs to remediate the impact of a significant event. There can be no assurance that climate change will not have a material adverse effect on our properties, operations or business.

<u>General Risk Factors</u>

We are dependent upon our key personnel.

We are dependent upon our key personnel, particularly Gerard H. Sweeney - President and Chief Executive Officer, Thomas Wirth - Executive Vice President and Chief Financial Officer, Jeffrey DeVuono - Executive Vice President and Senior Managing Director, William Redd – Executive Vice President and Senior Managing Director and George Johnstone - Executive Vice President, Operations. Among the reasons that Messrs. Sweeney, Wirth, DeVuono, Redd and Johnstone are important to our success is that each has a favorable reputation, which attracts business and investment opportunities and assists us in negotiations with lenders, unconsolidated real estate venture partners and other investors. If we lost their services, our relationships with lenders, potential tenants and industry personnel could be affected. We are dependent on our other executive officers for strategic business direction and real estate experience. Loss of their services could adversely affect our operations.

Our ability to make distributions is subject to various risks.

Historically, we have paid quarterly distributions to our shareholders. Our ability to make distributions in the future will depend upon:
- the operational and financial performance of our properties;
- capital expenditures with respect to existing, developed and newly acquired properties;
- the amount of, and the interest rates on, our debt;
- capital needs of our unconsolidated real estate ventures;
- general and administrative costs associated with our operation as a publicly-held REIT; and
- the absence of significant expenditures relating to environmental and other regulatory matters.

Certain of these matters are beyond our control and any adverse changes could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

We face possible federal, state and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes on our income that we distribute currently to our shareholders, but are subject to certain state and local taxes. Certain entities through which we own real estate have undergone tax audits. There can be no assurance that future audits will not have a material adverse effect on our results of operations.

Many factors can have an adverse effect on the market value of our securities.

A number of factors might adversely affect the price of our securities, many of which are beyond our control. These factors include:
- increases in market interest rates, relative to the dividend yield on our securities. If market interest rates go up, prospective purchasers of our securities may require a higher yield. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and

potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to go down;

- anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with the tax treatment of dividends and distributions);
- perception by market professionals of REITs generally and REITs comparable to us in particular;
- level of institutional investor interest in our securities;
- relatively low trading volumes in securities of REITs;
- our results of operations and financial condition; and
- investor confidence in the stock market generally.

The market value of our common shares is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash distributions. Consequently, our common shares may trade at prices that are higher or lower than our net asset value per common share. If our future earnings or cash distributions are less than expected, it is likely that the market price of our common shares will diminish.

Additional issuances of equity securities may be dilutive to shareholders.

The interests of our shareholders could be diluted if we issue additional equity securities to finance future developments or acquisitions or to repay indebtedness. Our Board of Trustees may authorize the issuance of additional equity securities without shareholder approval. In addition, in the past we have maintained a continuous offering program, which, when such program was effective, allowed us to issue shares in at-the-market offerings. We may in the future enter into a similar continuous offering program. Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including the issuance of common and preferred equity.

The issuance of preferred securities may adversely affect the rights of holders of our common shares.

Because our Board of Trustees has the power to establish the preferences and rights of each class or series of preferred shares, we may afford the holders in any series or class of preferred shares preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of common shares. Our Board of Trustees also has the power to establish the preferences and rights of each class or series of units in the Operating Partnership, and may afford the holders in any series or class of preferred units preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of common units.

We have incurred, and may in the future incur, impairment charges.

We evaluate on a quarterly basis our real estate portfolios for indicators of impairment. Impairment charges reflect management's judgment of the probability and severity of the decline in the value of real estate assets and investments we own. These charges and provisions may be required as a result of factors beyond our control, including, among other things, changes in our expected holding periods, changes in the economic environment and market conditions affecting the value of real property assets or natural or man-made disasters. If we are required to take additional impairment charges, our results of operations could be adversely impacted.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt or sell assets on favorable terms or at all.

Rising interest rates could limit our ability to refinance existing debt when it matures or significantly increase our future interest expense. From time to time, we enter into interest rate swap agreements and other interest rate hedging contracts. While these agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement or termination of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under the applicable accounting guidance. In addition, an increase in interest rates could decrease the amounts third parties are willing or able to pay for our assets, thereby limiting our ability to recycle capital and change our portfolio promptly in response to changes in economic or other conditions.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our equity shares or debt securities.

Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. We are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness. If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all. Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our debt service obligations, any properties securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of properties foreclosed on, could threaten our continued viability. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy in general.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Our credit facilities, term loans and the indenture governing our unsecured public debt securities contain (and any new or amended facility and term loans may contain) restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt which we must maintain. Our ability to borrow under our credit facilities is subject to compliance with such financial and other covenants. In the event that we fail to satisfy these covenants, we would be in default under the credit facilities, the term loans and the indenture and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of capital may not be available to us, or may be available only at unattractive terms. In addition, the mortgages on our properties, including mortgages encumbering our unconsolidated real estate ventures, contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we breach covenants in our secured debt agreements, the lenders can declare a default and take possession of the property securing the defaulted loan.

Certain of our mortgages include restrictive covenants and default provisions, which could limit our flexibility, limit our ability to sell the encumbered properties and require us to repay the indebtedness prior to its maturity.

Certain mortgages on our properties contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage or sell the encumbered property. The loan documents also contain customary financial, leasing and environmental covenants, cash management and reserve requirements, requirements regarding the management and maintenance of the encumbered properties and maintenance of insurance on the properties. The lenders under our mortgage loans may exercise certain rights under the loan documents, including the right to accelerate payment of the entire balance of the loans upon events of default.

A downgrading of our debt could subject us to higher borrowing costs.

In the event that our unsecured debt is downgraded by Moody's Investor Services or Standard & Poor's from the current ratings, we would likely incur higher borrowing costs and the market prices of our common shares and debt securities might decline.

Discontinuation of the London interbank offered rate and transition to an alternative benchmark could adversely affect our operating results

In March 2021, the Chief Executive of the U.K. Financial Conduct Authority (the "FCA"), which regulates the London interbank offered rate ("LIBOR"), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after June 30, 2023. Due to the cessation of LIBOR, we have entered into financial transactions, including the 2022 Credit Agreement, that use the Secured Overnight Financing Rate ("SOFR") as an interest rate benchmark. SOFT is calculated differently from LIBOR and has inherent differences, which could give rise to uncertainties, including the limited historical data and volatility in the benchmark rate. The full effects of the transition to SOFR, or any other benchmark rate, remains uncertain. Any other unforeseen impacts of the discontinuation of LIBOR and subsequent transition to SOFR, or any other benchmark rate, could have a negative impact on our results of operations and our variable rate debt.

Data security breaches may cause damage to our business and reputation.

In the ordinary course of our business, we maintain sensitive data, including our proprietary business information and the information of our tenants and business partners, in our data centers and on our networks. The risk of a security breach or disruption, mainly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased in number, intensity and sophistication. Notwithstanding the security measures undertaken, our information technology may be vulnerable to attacks or breaches resulting in proprietary information being publicly disclosed, lost or stolen. There can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Protected information, networks, systems and facilities remain vulnerable because the techniques used in such attempted security breaches evolve and may not be recognized or detected until launched against a target. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures.

Data and security breaches could:
- disrupt the proper functioning of our networks and systems and therefore our operations and/or those of our client tenants;
- result in misstated financial reports, violations of loan covenants, missed reporting deadlines, and/or missed permitting deadlines;
- result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- result in the unauthorized access to, and destruction, loss, theft, misappropriation, or release of proprietary, confidential, sensitive, or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive, or otherwise harmful purposes and outcomes;
- result in our inability to maintain the building systems relied upon by our client tenants for the efficient use of their leased space;
- require significant management attention and resources to remedy any damages that result;
- subject us to claims and lawsuits for breach of contract, damages, credits, penalties, or termination of leases or other agreements; and/or
- damage our reputation among our client tenants and investors generally.

While we maintain insurance coverage that may, subject to policy terms and conditions including deductibles, cover specific aspects of cyber risks, such insurance coverage may be insufficient to cover all losses.

Third parties to whom we outsource certain of our functions are also subject to the risks outlined above. We review and assess the cybersecurity controls of our third party service providers and vendors, as appropriate, and make changes to our business processes to manage these risks. Data breaches and/or the insolvency of such third parties and vendors may result in us incurring costs and may have other negative consequences.

Terrorist attacks and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks against our properties, or against the United States or our interests, may negatively impact our operations and the value of our securities. Attacks or armed conflicts could result in increased operating costs; for example, it might cost more in the future for building security, property and casualty insurance, and property maintenance. As a result of terrorist activities and other market conditions, the cost of insurance coverage for our properties could also increase. In addition, our insurance policies may not recover all of our property replacement costs and lost revenue resulting from an attack. We might not be able to pass through the increased costs associated with such increased security measures and insurance to our tenants, which could reduce our profitability and cash flow. Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy. Such adverse economic conditions could affect the ability of our tenants to pay rent and our cost of capital, which could have a negative impact on our results.

Some potential losses are not covered by insurance.

We currently carry property insurance against all-risks of physical loss or damage (unless otherwise excluded in the policy) including time element and commercial general liability coverage on all of our properties. There are, however, types of losses, such as lease and other contract claims, biological, radiological and nuclear hazards and acts of war that generally are not insured. We cannot assure you that we will be able to renew insurance coverage in an adequate amount or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to earthquakes, terrorist acts and mold, flood, or, if offered, these types of insurance may be prohibitively expensive. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Such events could adversely affect our cash flow and ability to make distributions to shareholders. If one or more of our insurance providers were to fail to pay a claim as a result of insolvency, bankruptcy or otherwise, the nonpayment of such claims could have an adverse effect on our financial condition and results of operations. In addition, if one or more of our insurance providers were to become subject to insolvency, bankruptcy or other proceedings and our insurance policies with the provider were terminated or cancelled as a result of those proceedings, we cannot guarantee that we would be able to find alternative coverage in adequate amounts or at reasonable prices. In such case, we could experience a lapse in any or adequate insurance coverage with respect to one or more properties and be exposed to potential losses relating to any claims that may arise during such period of lapsed or inadequate coverage.

In addition to property and casualty insurance, we use a combination of insurance products, some of which include deductibles and self-insured retention amounts, to provide risk mitigation for the potential liabilities associated with various liabilities, including workers' compensation, general contractors, directors and officers and employee health-care benefits. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience and actuarial assumptions. While we carry general liability and umbrella policies to mitigate such losses on our general liability risks, our results could be materially impacted by claims and other expenses related to such insurance plans if future occurrences and claims differ from these assumptions and historical trends or if employee health-care claims which we self-insure up to a set limit per employee (and which are insured above such self-insured retention amount) exceed our expectations or historical trends.

Item 1B.   **Unresolved Staff Comments**

None.

Item 2.   **Properties**

Overview

As of December 31, 2022, we owned 72 properties that contain an aggregate of approximately 12.8 million net rentable square feet and consist of 67 office properties and five mixed-use properties (collectively, the "Core Properties"), one development property and three redevelopment properties (collectively, the "Properties"). The properties are located in or near Philadelphia, Pennsylvania; Austin, Texas; Metropolitan Washington, D.C.; Southern New Jersey; and Wilmington, Delaware. As of December 31, 2022, the properties, excluding properties under development and redevelopment, were approximately 89.8% occupied. As of December 31, 2022, we also owned economic interests in twelve unconsolidated real estate ventures. See Note 4 "Investment in Unconsolidated Real Estate Ventures," to our Consolidated Financial Statements for further information.

Property Statistics

The following table shows lease expirations for the Core Properties as of December 31, 2022, during each of the next 10 years and thereafter. This table assumes no exercise of renewal options or termination rights:

Year of Lease Expiration December 31,	Rentable Square Feet (in thousands)	Final Annualized Base Rent Under Expiring Leases (a) (in thousands)	Percentage of Total Final Annualized Base Rent Under Expiring Leases
2023	828	$ 29,572	6.0 %
2024	980	39,451	8.0 %
2025	1,238	51,369	10.5 %
2026	807	32,019	6.5 %
2027	1,542	63,091	12.8 %
2028	907	35,937	7.3 %
2029	1,358	62,482	12.7 %
2030	821	39,383	8.0 %
2031	482	23,299	4.8 %
2032	464	23,726	4.8 %
2033 and thereafter	2,065	91,243	18.6 %
	11,492	$ 491,572	100 %

(a) Represents the annualized cash rental rate of base rents, including tenant reimbursements, in the final month prior to expiration. Tenant reimbursements generally include payment of a portion of real estate taxes, operating expenses, and common area maintenance and utility charges.

The following table shows the geographic locations for the Core Properties as of December 31, 2022. For more information about our geographic locations, see Note 19 "Segment Information" to our Consolidated Financial Statements:

Location	Number of Properties	Net Rentable Square Feet (in thousands)	Percentage Leased as of December 31, 2022	Leased Square Feet (in thousands)	Total Base Rent (a) (in thousands)	Percentage of Base Rent
Philadelphia	11	4,726	97.2 %	4,592	$ 142,389	41.5 %
Pennsylvania Suburbs	33	3,949	93.4 %	3,687	113,740	33.2 %
Austin	20	2,768	84.3 %	2,333	60,953	17.8 %
Metropolitan Washington, D.C.	4	770	75.7 %	583	16,932	4.9 %
Other	4	578	73.7 %	426	9,046	2.6 %
	72	12,791	90.9 %	11,621	$ 343,060	100.0 %

(a) Represents base rents earned during the year, including tenant reimbursements, and excludes parking income, tenant inducements, and deferred market rent adjustments.

The following table shows the major tenants of the Core Properties as of December 31, 2022 and assumes that none of the tenants exercise renewal options or termination rights, if any, at or prior to scheduled expirations:

Tenant Name	Annualized Base Rents (a) (in thousands)		Percentage of Aggregate Annualized Base Rents
IBM, Inc.	$	21,140	4.8 %
Spark Therapeutics, Inc.		17,210	3.9 %
Comcast Corporation		12,106	2.8 %
FMC Corporation		11,711	2.7 %
CSL Behring, LLC		10,966	2.5 %
Troutman Pepper Hamilton Sanders LLP		9,912	2.3 %
Lincoln National Management Corporation		9,861	2.3 %
Independence Blue Cross, LLC		8,241	1.9 %
The Trustees of the University of Pennsylvania		7,358	1.7 %
SailPoint Technologies, Inc.		7,283	1.7 %
Other		321,022	73.4 %
	$	436,810	100.0 %

(a) Represents the annualized base rent, including tenant reimbursements, for each lease in effect at December 31, 2022. Tenant reimbursements generally include payment of a portion of real estate taxes, operating expenses, and common area maintenance and utility charges.

Developments/Redevelopments

As of December 31, 2022, we were developing/redeveloping 0.6 million rentable square feet of office/life science properties and one parking facility and have recently completed but have yet to stabilize an office property comprising 0.2 million rentable square feet.

Item 3. **Legal Proceedings**

We are involved from time to time in legal proceedings, including tenant disputes, vendor disputes, employee disputes and disputes arising out of agreements to purchase or sell properties or unconsolidated real estate ventures and disputes relating to state and local taxes. We generally consider these disputes to be routine to the conduct of our business and management believes that the final outcome of such proceedings will not have a material adverse effect on our financial position, results of operations or liquidity.

Item 4. **Mine Safety Disclosures**

Not applicable.

Item 5. **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities**

The common shares of Brandywine Realty Trust are traded on the New York Stock Exchange ("NYSE") under the symbol "BDN." There is no established trading market for units of partnership interests in the Operating Partnership. On February 14, 2023, there were 539 holders of record of our common shares and 20 holders of record (in addition to Brandywine Realty Trust) of Class A units of limited partnership interest in the Operating Partnership. On February 14, 2023, the last reported sales price of the common shares on the NYSE was $6.63.

For each quarter in 2022 and 2021, the Operating Partnership paid a cash distribution per Class A unit in an amount equal to the dividend paid on a common share for each such quarter.

In order to maintain the status of Brandywine Realty Trust as a REIT, we must make annual distributions to shareholders of at least 90% of our taxable income (not including net capital gains). Future distributions will be declared at the discretion of our Board of Trustees and will depend on our actual cash flow, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our Board of Trustees deem relevant. Our credit facilities contain certain restrictions on the payment of dividends. Those restrictions permit us to pay dividends to the greater of (i) an aggregate amount required by us to retain our qualification as a REIT for Federal income tax purposes and (ii) 95% of our funds from operations (FFO). See Item 6., "Selected Financial Data – Liquidity," and Note 9 "Debt Obligations," to our Consolidated Financial Statements for further details.

Our Board of Trustees has adopted a dividend policy designed such that our quarterly distributions are consistent with our normalized annualized taxable income. We expect to make future quarterly distributions to shareholders; however, the timing and amount of future distributions will be at the discretion of our Board and will depend on our actual funds from operations, financial condition and capital requirements and the annual distribution requirements under the REIT provisions of the Code.

See Note 15 "Share Based Compensation, 401(k) Plan and Deferred Compensation," to our Consolidated Financial Statements for information related to compensation plans under which our common shares are authorized for issuance. See Note 13 "Beneficiaries' Equity of the Parent Company," to our Consolidated Financial Statements for further information related to our share repurchase program during the year ended December 31, 2022.

In 2021, we redeemed 157,651 Class A units of limited partnership interest held by unaffiliated third parties for total cash payments of $2.3 million. During 2022, we redeemed 307,516 Class A units of limited partnership interest held by unaffiliated third parties for total cash payments of $4.0 million.

SHARE PERFORMANCE GRAPH

The SEC requires us to present a chart comparing the cumulative total shareholder return on the common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the cumulative total shareholder return for the common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the FTSE NAREIT All Equity REITs Index, (iii) the Russell 2000 Index and (iv) the FTSE NAREIT Equity Office Index for the period beginning December 31, 2017 and ending December 31, 2022 and assumes an investment of $100, with reinvestment of all dividends, has been made in the common shares and in each index on December 31, 2017.



				Period Ending		
Index	**12/31/2017**	**12/31/2018**	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
FTSE NAREIT All Equity REITs Index	100.00	95.96	123.46	117.14	165.51	124.22
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
FTSE NAREIT Equity Office Index	100.00	85.50	112.36	91.65	111.81	69.75
Brandywine Realty Trust	100.00	73.96	95.37	77.20	92.25	45.52

Item 6. **[Reserved]**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the Consolidated Financial Statements appearing elsewhere herein and is based primarily on our Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020. This report including the following discussion, contains forward-looking statements, which we intend to be covered by the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. These forward-looking statements are inherently uncertain, and actual results may differ from expectations. "See "Forward-Looking Statements" immediately before Part I of this report.

OVERVIEW

During the twelve months ended December 31, 2022, we owned and managed properties within five segments: (1) Philadelphia Central Business District ("Philadelphia CBD"), (2) Pennsylvania Suburbs, (3) Austin, Texas, (4) Metropolitan Washington, D.C., and (5) Other. The Philadelphia CBD segment includes properties located in the City of Philadelphia in Pennsylvania. The Pennsylvania Suburbs segment includes properties in Chester, Delaware and Montgomery counties in the Philadelphia suburbs. The Austin, Texas segment includes properties in the City of Austin, Texas. The Metropolitan Washington, D.C. segment includes properties in Northern Virginia, Washington, D.C. and Southern Maryland. The Other segment includes properties in Camden County, New Jersey and New Castle County, Delaware. In addition to the five segments, our corporate group is responsible for cash and investment management, development of certain real estate properties during the construction period, and certain other general support functions.

We generate cash and revenue from leases of space at our Properties and, to a lesser extent, from the management and development of properties owned by third parties and from investments in the unconsolidated real estate ventures. Factors that we evaluate when leasing space include rental rates, costs of tenant improvements, tenant creditworthiness, current and expected operating costs, the length of the lease term, vacancy levels, and demand for space. We also generate cash through sales of assets, including assets that we do not view as core to our business plan, either because of location or expected growth potential, and assets that are commanding premium prices from third party investors.

Our financial and operating performance is dependent upon the demand for office, residential, parking, and retail space in our markets, our leasing results, our acquisition, disposition and development activity, our financing activity, our cash requirements and economic and market conditions, including prevailing interest rates.

Adverse changes in economic conditions, including the ongoing effects of the global COVID-19 pandemic, inflation, and rising interest rates, could result in a reduction of the availability of financing and higher borrowing costs. We continue to closely monitor the impact of the COVID-19 pandemic, inflation and rising interest rates on all aspects of our business, including the impact on our tenants, employees, and business partners. Vacancy rates may increase, and rental rates and rent collection rates may decline as the current economic climate may negatively impact tenants. The long-term impact of the ongoing COVID-19 pandemic on the global economy and our tenants and prospective tenants remains uncertain. In addition, the government responses to control the pandemic are creating disruption in the global economy and supply chains and have adversely impacted many industries, including owners and developers of office and mixed-use buildings.

Overall economic conditions, including but not limited to labor shortages, supply chain constraints, inflation, rising interest rates and deteriorating financial and credit markets, could have a dampening effect on the fundamentals of our business, including increases in past due accounts, tenant defaults, lower occupancy and reduced effective rents. These adverse conditions could impact our net income and cash flows and could have a material adverse effect on our financial condition. We believe that the quality of our assets and the strength of our balance sheet will enable us to raise capital, if necessary, in various forms and from different sources, including through secured or unsecured loans from banks, pension funds and life insurance companies. However, there can be no assurance that we will be able to borrow funds on terms that are economically attractive or at all.

We continue to seek revenue growth throughout our portfolio by increasing occupancy and rental rates. Occupancy at our Core Properties at December 31, 2022 was 89.8% compared to 91.3% at December 31, 2021.

The table below summarizes selected operating and leasing statistics of our wholly owned properties for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	2021
Leasing Activity		
Core Properties (1):		
Total net rentable square feet owned	12,791,041	13,039,634
Occupancy percentage (end of period)	89.8 %	91.3 %
Average occupancy percentage	89.8 %	89.6 %
Total Portfolio, less properties in development/redevelopment (2):		
Tenant retention rate (3)	64.1 %	52.8 %
New leases and expansions commenced (square feet)	811,316	661,826
Leases renewed (square feet)	847,454	484,574
Net absorption (square feet)	(171,208)	(49,724)
Percentage change in rental rates per square foot (4):		
New and expansion rental rates	24.9 %	23.1 %
Renewal rental rates	15.5 %	12.4 %
Combined rental rates	18.7 %	16.2 %
Weighted average lease term for leases commenced (years)	6.8	7.0
Capital Costs Committed (5):		
Leasing commissions (per square foot)	$ 9.69	$ 8.54
Tenant Improvements (per square foot)	$ 30.77	$ 18.38
Total capital per square foot per lease year	$ 4.26	$ 3.23

(1) Does not include properties under development, redevelopment, held for sale, or sold.
(2) Includes leasing related to completed developments and redevelopments, recently completed not yet stabilized, and sold properties.
(3) Calculated as percentage of total square feet.
(4) Includes base rent plus reimbursement for operating expenses and real estate taxes.
(5) Calculated on a weighted average basis.

In seeking to increase revenue through our operating, financing, and investment activities, we also seek to minimize operating risks, including (i) tenant rollover risk, (ii) tenant credit risk and (iii) development risk.

Tenant Rollover Risk

We are subject to the risk that tenant leases, upon expiration, will not be renewed, that space may not be relet, or that the terms of renewal or reletting (including the cost of renovations) may be less favorable to us than the current lease terms. Leases that accounted for approximately 6.0% of our aggregate final annualized base rents as of December 31, 2022 (representing approximately 7.2% of the net rentable square feet of the properties) are scheduled to expire without penalty in 2023. We maintain an active dialogue with our tenants in an effort to maximize lease renewals. If we are unable to renew leases or relet space under expiring leases, at anticipated rental rates, or if tenants terminate their leases early, our cash flow would be adversely impacted.

Tenant Credit Risk

In the event of a tenant default, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. Our management evaluates our accrued rent receivable reserve policy in light of our tenant base and general and local economic conditions. Our accrued rent receivable allowance was $3.9 million or 2.1% of our accrued rent receivable balance as of December 31, 2022 compared to $4.1 million or 2.4% of our accrued rent receivable balance as of December 31, 2021.

If economic conditions deteriorate, including as a result of the ongoing COVID-19 pandemic, inflation, and rising interest rates we may experience increases in past due accounts, defaults, lower occupancy and reduced effective rents. This condition would negatively affect our future net income and cash flows and could have a material adverse effect on our financial condition.

Development Risk

Development projects are subject to a variety of risks, including construction delays, construction cost overruns, building moratoriums, inability to obtain financing on favorable terms, inability to lease space at projected rates, inability to enter into construction, development and other agreements on favorable terms, and unexpected environmental and other hazards.

As of December 31, 2022 the following active development and redevelopment projects remain under construction in progress and we were proceeding on the following activity (dollars, in thousands):

Property/Portfolio Name	Location	Expected Completion Date	Activity Type	Approximate Square Footage	Estimated Costs	Construction Loan Financing		Amount Funded
250 King of Prussia Road (a)	Radnor, PA	Q3 2022	Redevelopment	168,294	$ 103,680	$ —		$ 73,469
2340 Dulles Corner Boulevard (b)	Herndon, VA	Q2 2023	Redevelopment	268,365	$ 117,974	$ —		$ 72,978
155 King of Prussia Road	Radnor, PA	Q4 2024	Development	144,685	$ 80,000	$ 48,000	(c)	$ 16,308

(a)   Total project costs include $20.6 million of existing property basis. Base building was completed in Q3 2022. The remaining amounts unfunded relate to tenant fit-out work to be completed.
(b)   Total project costs include $58.0 million of existing property basis.
(c)   Debt financing amount represents an estimate at 60% Loan-to-Value ratio.

In addition to the properties listed above, we have classified one parking facility in Philadelphia, Pennsylvania as redevelopment.

As of December 31, 2022 the following recently completed development project was not yet stabilized (dollars, in thousands):

Property/Portfolio Name	Location	Expected Completion Date	Activity Type	Approximate Square Footage	Estimated Costs	Amount Funded
405 Colorado Street (a)	Austin, TX	Q2 2021 (b)	Development	205,803	$ 122,000	$ 106,964

(a)   Estimated costs include $2.1 million of existing property basis through a ground lease. The project includes 520 parking spaces. Recently Completed not Stabilized properties are recorded on our consolidated balance sheet in land, buildings and tenant improvements and deferred leasing costs, not construction-in-progress. Stabilization is expected during the first quarter of 2023.
(b)   The parking garage and occupied portions of the office building were placed into service during 2021.

As of December 31, 2022 the following active unconsolidated real estate venture development projects remain under construction in progress and we were proceeding on the following activity (dollars, in thousands):

Property/Portfolio Name	Location	Expected Completion Date	Approximate Square Footage	Estimated Costs	Amount Funded	Construction Loan Financing		Our Share Remaining to be Funded	Partner's Share Remaining to be Funded
3025 JFK Boulevard (55%)	Philadelphia, PA	Q3 2023	(a)	$ 287,272	$159,605	$ 186,727		$ —	$ —
3151 Market Street (55%)	Philadelphia, PA	Q2 2024	441,000	$ 307,586	$ 63,221	$ 184,552	(b)	$ 4,448	$ 55,365
One Uptown - Office (50%)	Austin, TX	Q3 2023	362,679	$ 191,616	$ 86,851	$ 121,650		$ —	$ —
One Uptown - Multifamily (50%)	Austin, TX	Q3 2024	341 Units	$ 144,029	$ 46,308	$ 85,000		$ —	$ 12,721

(a)   Mixed used building with 428,000 rentable square feet consisting of 200,000 SF of life science/innovation office, 219,000 SF of residential (326 units), and 9,000 SF of retail.
(b)   Debt financing amount represents an estimate at 60% Loan-to-Value ratio.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Certain accounting policies are considered to be critical accounting policies, as they require management to make assumptions about matters that are highly uncertain at the time the estimate is made and changes in the accounting estimate are reasonably likely to occur from period to period. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment

We assess each of our real estate investments for indicators of impairment quarterly or when circumstances indicate that a real estate investment may be impaired. When indicators of potential impairment are present that suggest that the carrying amounts of real estate investments and related intangible assets may not be recoverable, we assess the recoverability by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition over, in most cases, a ten-year holding period. If we believe there is a significant possibility that we might dispose of the assets earlier, we assess the recoverability using a probability weighted analysis of the estimated undiscounted future cash flows expected to be generated from the operations and eventual disposition of the assets over the various possible holding periods. If the recoverability assessment indicates that the carrying value of a tested real estate investment is not recoverable from estimated undiscounted future cash flows, it is written down to its estimated fair value and an impairment is recognized. If and when our plans change, we revise our recoverability analyses to use the cash flows expected from the operations and eventual disposition of each asset using holding periods that are consistent with our revised plans.

Real estate investment fair values are estimated based on contract prices, discounted cash flows, or comparable sales. Estimated future cash flows used in such analyses are based on our views of market and economic conditions. The estimation of future cash flows is subjective and is based on various assumptions, including but not limited to market rental rates, capitalization rates, and recent sales data for comparable real estate investments. Estimated future cash flows are discounted when determining fair value of an asset. Most of these assumptions are influenced by our direct experience with the real estate investments and their markets as well as market data obtained from real estate leasing and brokerage firms. Determining the appropriate capitalization or discount rate also requires significant judgment and is typically based on many factors, including the prevailing rate for the market or submarket, as well as the quality and location of the real estate investment. Changes in the estimated future cash flows due to changes in our plans for a real estate investment, views of market and economic conditions and/or our ability to obtain development rights could result in recognition of an impairment which could be material.

Real estate investments held for sale are carried at the lower of their carrying values (i.e., cost less accumulated depreciation and any impairment recognized, where applicable) or estimated fair values less costs to sell. Accordingly, decisions to sell certain operating real estate investments, real estate investments in development or land held for development will result in impairments if carrying values of the specific real estate investments exceed their estimated fair values less costs to sell. The estimates of fair value consider matters such as recent sales data for comparable real estate investments and, where applicable, contracts or the results of negotiations with prospective purchasers. These estimates are subject to revision as market conditions, and our assessment of such conditions, change.

In addition to our real estate investments, we review each of our investments in unconsolidated real estate ventures to determine whether there are any indicators, including property operating performance, changes in anticipated hold periods, and general market conditions, that the Company's investment in the unconsolidated joint venture may be impaired. If any indicators of impairment are present, we calculate the fair value of the investment in the unconsolidated real estate venture. If the fair value of the investment is less than the carrying value, we determine whether the impairment is other than temporary. If the impairment is determined to be other than temporary, we record an impairment.

We use considerable judgment in the determination of whether indicators of impairment are present and, in the assumptions, estimations, and inputs used in calculating the fair value of the investment, which is generally determined through income valuation approaches, including discounted cash flows and direct capitalization models. These judgments are similar to those outlined above in the impairment of real estate investments. We also use judgment in making the determination as to whether or not the impairment is temporary by considering, among other things, the length of time that the market value has been less than cost, the financial condition of the unconsolidated real estate venture and our ability and intent to retain the investment long enough for a recovery in value. Our judgments related to the determination of fair value and whether an impairment is other than temporary could result in the recognition of an impairment which could be material.

Revenue Recognition

The majority of our revenues are derived from leases and are reflected as rents on the accompanying consolidated statements of operations. Rental revenue is recognized on a straight-line basis over the term of the lease.

Most of our leases involve some form of improvements to leased space. When we are required to provide improvements under the terms of a lease, we need to determine whether the improvements constitute landlord assets or tenant assets. If the improvements are landlord assets, we capitalize the cost of the improvements and recognize depreciation expense associated with such improvements over the shorter of the estimated useful life or the term of the lease. If the improvements are tenant assets, we defer the cost of improvements funded by us as a lease incentive asset and amortize it as a reduction of rental revenue over the term of the lease. Our determination of whether improvements are landlord assets or tenant assets also may affect when we commence revenue recognition in connection with a lease.

In determining whether improvements constitute landlord or tenant assets, we consider a number of factors that may require subjective or complex judgments, including: whether the improvements are unique to the tenant or reusable by other tenants; whether the tenant is permitted to alter or remove the improvements without our consent or without compensating us for any lost fair value; whether the ownership of the improvements remains with us or remains with the tenant at the end of the lease term; and whether the economic substance of the lease terms is properly reflected.

For certain leases, we make significant assumptions and judgments in determining the lease term, including assumptions when the lease provides the tenant with an early termination option. The lease term impacts the period over which we determine and record rental revenue and impacts the period over which we amortize lease-related costs. Changes in these assessments could result in the write-off of any recorded assets associated with straight-line rental revenue and acceleration of depreciation and amortization expense associated with costs we incurred related to these leases.

Purchase Price Allocation

When we acquire real estate investments, we allocate the purchase price to tangible assets, consisting of land, building, site improvements, and identified intangible assets and liabilities, including in-place leases and acquired above- and below-market leases, and if applicable, assumed debt, based on our estimate of their fair values.

We assess fair value based on estimated cash flow projections that utilize discount and capitalization rates as well as available market information. The fair value of the tangible assets of an acquired real estate investment considers the value of the real estate investment as if it were vacant. The estimated relative fair value of acquired in-place leases are the estimated costs to lease the real estate investment to the occupancy level at the date of acquisition. We evaluate the period over which we expect stabilized occupancy level to be achieved during the lease-up period. Above- and below-market leases are recorded as an asset or liability based upon the present value of the difference between the contractual amounts to be paid or received pursuant to the in-place leases, and our estimate of fair market rental rates for the corresponding in-place leases, over the remaining noncancellable term. Assumed debt, if any, is recorded at fair value based upon the present value of the expected future payments.

A change in any of the key assumptions can materially change not only the presentation of acquired real estate investments in our consolidated financial statements but also our reported results of operations.

Common Development Cost Estimates for Contributions to Development Joint Ventures

When land is contributed to a development joint venture, estimated common development costs include actual costs incurred and estimates of future common development costs benefiting the property sold. When land is sold, common development costs, if they cannot be specifically identified, are allocated to each sold parcel based upon its relative sales value. For purposes of allocating common development costs, estimates of future sales proceeds and common development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining land parcels available for sale. The common development cost estimates for development joint ventures are highly judgmental as they are sensitive to cost escalation, sales price escalation and pace of absorption, which are subject to judgment and are affected by expectations about future market or economic conditions. Changes in the assumptions used to estimate future common development costs could result in a significant impact on the amounts recorded as net gain on disposition of real estate or net gain on sale of undepreciated real estate.

RESULTS OF OPERATIONS

The following discussion is based on our Consolidated Financial Statements for the years ended December 31, 2022 and 2021. Refer to Item 7. "Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021 for a discussion of the results of operations for the year ended December 31, 2020 which is presented therein in the form of a year-to-year comparison to the year ended December 31, 2021. We believe that presentation of our consolidated financial information, without a breakdown by segment, will effectively present important information useful to our investors.

Net operating income ("NOI"), as presented in the comparative analysis, below is defined as total revenue less property operating expenses, real estate taxes, and third party management expenses. Property operating expenses that are included in determining NOI consist of costs that are necessary and allocable to our operating properties such as utilities, property-level salaries, repairs and maintenance, property insurance, management fees, and bad debt expense. General and administrative expenses that are not reflected in NOI primarily consist of corporate-level salaries, amortization of share awards, and professional fees that are incurred as part of corporate office management. NOI is a non-GAAP financial measure that we use internally to evaluate the operating performance of our real estate assets by segment, as presented in Note 19 "Segment Information," to our Consolidated Financial Statements, and of our business as a whole. We believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. While NOI is a relevant and widely used measure of operating performance of real estate investment trusts, it does not represent cash flow from operations or net income as defined by GAAP and should not be considered as an alternative to those measures in evaluating our liquidity or operating performance. NOI does not reflect interest expenses, real estate impairments, depreciation and amortization costs, capital expenditures, and leasing costs. We believe that net income, as defined by GAAP, is the most appropriate earnings measure. See Note 19 "Segment Information," to our Consolidated Financial Statements for a reconciliation of NOI to our consolidated net income (loss) as defined by GAAP.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The following comparison for the year ended December 31, 2022 to the year ended December 31, 2021, makes reference to the effect of the following:

(a) "Same Store Property Portfolio," which represents 71 properties containing an aggregate of approximately 12.7 million net rentable square feet that we owned and consolidated for the twelve-month periods ended December 31, 2022 and 2021. The Same Store Property Portfolio includes properties acquired or placed in service on or prior to January 1, 2021 and owned and consolidated through December 31, 2022, excluding properties classified as held for sale,

(b) "Total Portfolio," which represents all properties owned and consolidated by us during 2022 and 2021,

(c) "Recently Completed/Acquired Properties," which represents two properties placed into service or acquired on or subsequent to January 1, 2021,

(d) "Development/Redevelopment Properties," which represents four properties currently in development/ redevelopment. A property is excluded from our Same Store Property Portfolio and moved into Development/ Redevelopment in the period that we determine to proceed with development/redevelopment for a future development strategy, and

(e) "2021 and 2022 Dispositions," which represents four properties disposed of during 2021 and 2022.

Comparison of Year Ended December 31, 2022 to the Year Ended December 31, 2021

(dollars and square feet in millions except per share amounts)	Same Store Property Portfolio				Recently Completed/ Acquired Properties		Development/ Redevelopment Properties		Other (Eliminations) (a)		Total Portfolio			
	2022	2021	$ Change	% Change	2022	2021	2022	2021	2022	2021	2022	2021	$ Change	% Change
Revenue:														
Rents	$440.8	$432.1	$ 8.7	2.0 %	$10.0	$ 2.2	$ 1.1	$ 0.4	$ 19.0	$ 16.8	$ 470.9	$ 451.5	$ 19.4	4.3 %
Third party management fees, labor reimbursement and leasing ...	—	—	—	— %	—	—	—	—	24.1	26.4	24.1	26.4	(2.3)	(8.7)%
Other	1.0	1.0	—	— %	0.1	—	—	—	10.0	7.9	11.1	8.9	2.2	24.7 %
Total revenue	441.8	433.1	8.7	2.0 %	10.1	2.2	1.1	0.4	53.1	51.1	506.1	486.8	19.3	4.0 %
Property operating expenses	117.9	111.3	6.6	5.9 %	2.2	0.5	—	0.4	10.1	9.7	130.2	121.9	8.3	6.8 %
Real estate taxes	49.8	50.8	(1.0)	(2.0)%	2.0	0.1	0.4	0.4	1.4	2.3	53.6	53.6	—	— %
Third party management expenses	—	—	—	— %	—	—	—	—	10.5	12.8	10.5	12.8	(2.3)	(18.0)%
Net operating income	274.1	271.0	3.1	1.1 %	5.9	1.6	0.7	(0.4)	31.1	26.3	311.8	298.5	13.3	4.5 %
Depreciation and amortization	158.2	163.2	(5.0)	(3.1)%	4.7	1.2	0.7	0.4	14.4	13.3	178.0	178.1	(0.1)	(0.1)%
General & administrative expenses									35.0	30.2	35.0	30.2	4.8	15.9 %
Provision for impairment									4.7	—	4.7	—	4.7	— %
Net gain on disposition of real estate											(17.7)	(0.1)	(17.6)	17,600.0 %
Net gain on sale of undepreciated real estate											(8.0)	(2.9)	(5.1)	175.9 %
Operating income (loss)	$115.9	$107.8	$ 8.1	7.5 %	$ 1.2	$ 0.4	$ —	$ (0.8)	$ (23.0)	$(17.2)	$ 119.8	$ 93.2	$ 26.6	28.5 %
Number of properties	71	71			2		4				77			
Square feet	12.7	12.7			0.3		0.6				13.9			
Core Occupancy % (b)	89.8 %	91.1 %			100.0 %									
Other Income (Expense):														
Interest and investment income											1.9	8.3	(6.4)	(77.1)%
Interest expense											(68.8)	(62.6)	(6.2)	9.9 %
Interest expense — Deferred financing costs											(3.1)	(2.8)	(0.3)	10.7 %
Equity in loss of unconsolidated real estate ventures											(22.0)	(26.7)	4.7	(17.6)%
Net gain on real estate venture transactions											26.7	3.0	23.7	790.0 %
Loss on early extinguishment of debt											(0.4)	—	(0.4)	— %
Income tax provision											(0.1)	—	(0.1)	— %
Net income											$ 54.0	$ 12.4	$ 41.6	335.5 %
Net income attributable to Common Shareholders of Brandywine Realty Trust											$ 0.31	$ 0.07	$ 0.24	342.9 %

(a) Represents certain revenues and expenses at the corporate level as well as various intercompany costs that are eliminated in consolidation, third-party management fees, provisions for impairment, and changes in the accrued rent receivable allowance. Other/(Eliminations) also includes properties sold and properties classified as held for sale.

(b) Pertains to Core Properties.

Total Revenue

Rents from the Total Portfolio increased $19.4 million primarily as a result of the following:

- $3.3 million increase related to our a redevelopment property in our Philadelphia CBD segment that was placed into service in the fourth quarter of 2022;
- $4.7 million increase at a property in our Metropolitan, Washington D.C. segment due to an increase in occupancy;
- $3.8 million increase related to a development property in our Austin, Texas segment that was partially placed into service during the third quarter of 2021
- $3.5 million increase related to the commencement of operations of B.Labs, a life science incubator lab in our Philadelphia CBD segment, during the first quarter of 2022; and
- $2.6 million increase related to the restaurant, residential and hotel components at the FMC Tower in our Philadelphia CBD segment related to higher rental rates and higher occupancy partially due to the lifting of COVID-19 pandemic restrictions.

The remaining $1.5 million increase in Rents is primarily due to increased occupancy at certain properties across our Same Store Property Portfolio, as well as increased use of our properties as more tenants return to work related to the lifting of COVID-19 pandemic restrictions,resulting in higher tenant reimbursements.

Third party management fees, labor reimbursement, and leasing income decreased primarily due to $1.6 million decrease in fees and reimbursements associated with a third party management contract that was terminated during the Fourth quarter of 2021.

Other income at our Total Portfolio increased primarily as a result of a $2.2 million of settlement proceeds received from a general contractor for liquidated damages as a result of a construction delay at a property in our Austin, Texas segment.

Property Operating Expenses

Property operating expenses increased $8.3 million primarily as a result of the following:

- $3.4 million increase related to higher energy rates in our Philadelphia CBD and Pennsylvania Suburbs segments as a result of the bankruptcy of our energy generation provider during 2022 resulting in higher rates;
- $1.5 million increase related to the commencement of operations of B.Labs, a life science incubator lab in our Philadelphia CBD segment, during the first quarter of 2022.
- $1.4 million increase related to a recently completed but not yet stabilized development property in our Austin, Texas segment that was partially placed into service during the third quarter of 2021 and entirely placed into service in third quarter 2022; and
- $1.2 million increase at the restaurant, residential and hotel components of FMC Tower primarily as a result of the lifting of COVID-19 pandemic restrictions;.

The remaining increase of $0.8 million is primarily related to miscellaneous increases in property operating expenses across our Total Portfolio, primarily driven by increased usage of our properties partially due to the lifting of COVID-19 pandemic restrictions and associated repairs and maintenance.

Third party management expenses

Third party management expense*s* decreased primarily due to the loss of a third party management contract in the fourth quarter of 2021 and the sale of the final property in the Brandywine - AI Venture in 2021, which resulted in $1.2 million and $0.8 million decreases, respectively.

General and Administrative

General and administrative expenses increased primarily as a result of a $2.4 million recovery of previously expensed legal fees incurred in pursuit of a settlement that was received in the first quarter of 2021. In addition, $2.4 million of the increase is related to increased non-cash compensation expense during the twelve months ended December 31, 2022 compared to the twelve months ended December 31, 2022.

Provision for impairment

During 2022, we recognized a provision for impairment of $ 4.7 million on an office property located in our Metropolitan Washington, D.C. segment that we expect to sell to a third party. See Note 3 "Real Estate Investments," for further information.

Net Gain on Disposition of Real Estate

The $17.6 million gain on disposition of real estate for 2022 primarily resulted from the following sales transactions:

- $8.3 million gain due to the formation of the One Uptown Ventures, which resulted in deconsolidation of the project and recognition of our investment in the real estate venture at fair value; and
- $8.7 million gain related to the sale of an office building located at 200 Barr Harbor Drive, West Conshohocken, Pennsylvania for a gross sales price of $30.5 million and net cash proceeds of $29.3 million.

Net Gain on Sale of Undepreciated Real Estate

The gain of $8 million recognized during 2022 is due to the following:

- $0.9 million related to the sale of two parcels of land in our Other Segment during the three months ended March 31, 2022;
- $4.1 million related to the sale of one parcel of land in our Metropolitan Washington, D.C. segment and the sale of a portfolio of four parcels of land and two office buildings in our Other segment during the three months ended June 30, 2022; and
- $2.6 million gain due to formation of the 3151 Market Street Venture, which resulted in deconsolidation of the project.

The gain of $2.9 million recognized during 2021 primarily resulted from the formation of the 3025 JFK Venture, which resulted in deconsolidation of the project and recognition of our investment in the real estate venture at fair value and the sale of three parcels of land in our Other Segment.

Interest and Investment Income

Interest and investment income decreased by $6.4 million primarily as a result of a preferred equity investment we funded on December 31, 2020 and that was redeemed prior to maturity on September 3, 2021. Of the $6.4 million decrease, $2.8 million related to our receipt of an accelerated minimum return and exit fees paid in cash on the redemption date.

Interest Expense

Interest expense increased primarily due to a higher average balance outstanding on our line of credit throughout 2022 and a higher weighted average interest rate on our line of credit and other floating rate debt during the twelve months ended December 31, 2022 compared to the twelve months ended December 31, 2021.

Equity in Loss of unconsolidated real estate ventures

Equity in loss of unconsolidated real estate ventures decreased primarily due to:
- $3.4 million decrease associated with our Commerce Square Venture primarily due to a decrease in the amortization of in-place lease intangibles during the December 31, 2022 compared to the twelve months ended December 31, 2021;
- $1.0 million decrease associated with our 4040 Wilson Venture.
- $1.0 million decrease associated with our 1919 Market Venture due to the sale of our equity interest during the fourth quarter 2022;
- $0.7 million decrease associated with our Brandywine - AI Venture due to the sale of the remaining property in 2021; and
- $1.0 million decrease associated with our investment in Cira Square acquired in the first quarter of 2022.

Net Gain on Real Estate Venture Transactions

The $26.7 million net gain on real estate venture transactions is due to the sale of our 50% ownership interest in the 1919 Market Joint Venture for a gross sales price of $38.8 million. We received cash proceeds of $83.3 million, inclusive of proceeds from the repayment of the $44.3 million outstanding loan between Brandywine and the venture. See Note 4 "Investment in Unconsolidated Real Estate Ventures" to our Consolidated Financial Statements for further information.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal liquidity funding needs for the next twelve months are as follows:
- normal recurring expenses;
- capital expenditures, including capital and tenant improvements and leasing costs;
- debt service and principal repayment obligations;
- current development and redevelopment costs;
- commitments to unconsolidated real estate ventures;
- distributions to shareholders to maintain our REIT status;
- possible acquisitions of properties, either directly or indirectly through the acquisition of equity interest therein; and
- possible common share repurchases.

We expect to satisfy these needs using one or more of the following:
- cash flows from operations;
- distributions of cash from our unconsolidated real estate ventures;
- cash and cash equivalent balances;
- availability under our unsecured credit facility;
- secured construction loans and long-term unsecured indebtedness;
- sales of real estate or contributions of interests in real estate to joint ventures; and
- issuances of Parent Company equity securities and/or units of the Operating Partnership.

As of December 31, 2022, the Parent Company owned a 99.7% interest in the Operating Partnership. The remaining interest of approximately 0.3% pertains to common limited partnership interests owned by non-affiliated investors who contributed property to the Operating Partnership in exchange for their interests. As the sole general partner of the Operating Partnership, the Parent Company has full and complete responsibility for the Operating Partnership's day-to-day operations and management. The Parent Company's source of funding for its dividend payments and other obligations is the distributions it receives from the Operating Partnership.

As summarized above, we believe that our liquidity needs will be satisfied through available cash balances and cash flows from operations, financing activities and real estate sales. Rental revenue and other income from operations are our principal sources of cash to pay operating expenses, debt service, recurring capital expenditures and the minimum distributions required to maintain our REIT qualification. We seek to increase cash flows from our properties by maintaining quality standards for our properties that promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Our revenue also includes third-party fees generated by our property management, leasing, development and construction businesses. We believe that our revenue, together with proceeds from property sales and debt financings, will continue to provide funds for our short-term liquidity needs. However, material changes in our operating or financing activities may adversely affect our net cash flows. With uncertain economic conditions, vacancy rates may increase, effective rental rates on new and renewed leases may decrease and tenant installation costs, including concessions, may increase in most or all of our markets during 2023 and possibly beyond. As a result, our revenues and cash flows could be insufficient to cover operating expenses, including increased tenant installation costs, pay debt service or make distributions to shareholders over the short-term. If this situation were to occur, we expect that we would finance cash deficits through borrowings under our unsecured credit facility and other sources of debt and equity financings. In addition, a material adverse change in cash provided by operations could adversely affect our compliance with financial performance covenants under our unsecured credit facility, including unsecured term loans and unsecured notes. As of December 31, 2022 we were in compliance with all of our debt covenants and requirement obligations.

On June 30, 2022, we executed the 2022 Credit Agreement, which, among other things, provides for the Revolving Credit Facility and Term Loan. As of December 31, 2022, based on the Operating Partnership's unsecured senior debt rating, the applicable margin for revolving loans under the Revolving Credit Facility was 105.0 basis points (excluding the applicable facility fee of 25 basis points) and was 120.0 basis points for the Term Loan, plus, in each case, a daily SOFR adjustment of 10 basis points. Through a series of interest rate swaps, the $250.0 million principal amount of the Term Loan had a fixed interest rate of 2.87% until October 8, 2022. See Note 9, "Debt Obligations," for further information.

On December 13, 2022, the Company completed an underwriting offering of its $350.0 million 7.55% Guaranteed Notes due 2028 (the "2028 Notes"). The 2028 Notes were priced at 99.06% of their face amount and they have been reflected net of a discount of $3.3 million in the consolidated balance sheet as of December 31, 2022. The Company received approximately $344.6 million after deduction for underwriting discounts and offering expenses.

On December 20, 2022, the Company used a portion of the net proceeds from the offering of the 2028 Notes to repurchase $295.7 million aggregate principal amount of its outstanding 3.95% guaranteed notes due 2023 (the "2023 Notes"), through a tender offer, together with $4.1 million of accrued and unpaid interest thereon. The Company recognized a $0.4 million loss on early extinguishment of debt related to the total repurchase. On January 20, 2023, the Company completed the redemption of the remaining $54.3 million aggregate principal amount of the 2023 Notes. See Note 21, "Subsequent Events" for further information regarding the redemption.

On January 19, 2023, the Company closed on a term loan secured by seven operating properties with an aggregate principal amount of $245.0 million (the "Secured Facility"). The Company used the net proceeds of the loan for general corporate purposes, including to reduce outstanding borrowings under the Company's unsecured revolving credit facility. See Note 21, "Subsequent Events" for further information regarding the Secured Facility.

We use multiple financing sources to fund our long-term capital needs. When needed, we use borrowings under our unsecured credit facility for general business purposes, including to meet debt maturities and to fund distributions to shareholders as well as development and acquisition costs and other expenses. In light of the volatility in financial markets and economic uncertainties, it is possible, that one or more lenders under our unsecured credit facility could fail to fund a borrowing request. Such an event could adversely affect our ability to access funds under our unsecured credit facility when needed to fund distributions or pay expenses.

Our ability to incur additional debt is dependent upon a number of factors, including our credit ratings, the value of our unencumbered assets, our degree of leverage and borrowing restrictions imposed by our lenders. If one or more rating agencies were to downgrade our unsecured credit rating, our access to the unsecured debt market would be more limited and the interest rate under our unsecured credit facility and unsecured term loan would increase.

The Parent Company unconditionally guarantees the Operating Partnership's unsecured debt obligations, which, as of December 31, 2022, amounted to $1,971.4 million. We did not have any secured debt obligations as of December 31, 2022. See Note 21 "Subsequent Events," for further information regarding the Secured Facility.

Capital Markets

The Parent Company issues equity from time to time, the proceeds of which it contributes to the Operating Partnership in exchange for additional interests in the Operating Partnership, and guarantees debt obligations of the Operating Partnership. The Parent Company's ability to sell common shares and preferred shares is dependent on, among other things, general market conditions for REITs, market perceptions about the Company as a whole, and the current trading price of the Parent Company's shares. The Parent Company maintains a shelf registration statement that covers the offering and sale of common shares, preferred shares, depositary shares, warrants and unsecured debt securities. Subject to our ongoing compliance with securities laws, and if warranted by market conditions, we may offer and sell equity and debt securities from time to time under the shelf registration statement or in transactions exempt from registration.

See Note 13 "Beneficiaries' Equity of the Parent Company," to our Consolidated Financial Statements for further information related to our share repurchase program. We expect to fund any additional share repurchases with a combination of available cash balances and availability under our unsecured credit facility. The timing and amounts of any repurchases will depend on a variety of factors, including market conditions, regulatory requirements, share prices, capital availability and other factors as determined by our management team. The repurchase program does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time without notice.

Capital Recycling

The Operating Partnership also considers net sales of selected properties and recapitalization of unconsolidated real estate ventures as additional sources of managing its liquidity. During 2022, we closed on the sale of three parcels of land for net cash proceeds of $38.8 million as well as a portfolio of three office properties and five parcels of land in Gibbsboro, New Jersey for net cash proceeds of $4.0 million. We contributed our investment in a 99-year prepaid leasehold interest in a 0.8 acre land parcel held for development to the 3151 Market Street Venture and 4.7 acres of land held for development to the One Uptown Ventures. We completed the sale of an office building located at 200 Barr Harbor Drive, West Conshohocken, Pennsylvania for net cash proceeds of $29.3 million. Additionally, we completed the sale of our 50% ownership interest in the 1919 Market joint venture for a gross sales price of $83.2 million, a portion of which satisfied repayment of the $44.4 million outstanding loan between the Company and the venture.

As of December 31, 2022, we had $17.6 million of cash and cash equivalents and $505.2 million of available borrowings under our unsecured credit facility, net of $6.3 million in letters of credit outstanding. Based on the foregoing, as well as cash flows from operations net of dividend requirements, we believe we have sufficient capital to fund our remaining capital requirements on existing development and redevelopment projects and pursue additional attractive investment opportunities. We expect that our primary uses of capital during 2023 will be to fund our current development and redevelopment projects.

Cash Flows

The following discussion of our cash flows is based on the consolidated statement of cash flows and is not meant to be a comprehensive discussion of the changes in our cash flows for the years presented.

As of December 31, 2022 and 2021, we maintained cash and cash equivalents and restricted cash of $18.4 million and $28.3 million, respectively. We report and analyze our cash flows based on operating activities, investing activities, and financing activities. The following table summarizes changes in our cash flows (in thousands):

| | | Year Ended December 31, | |
Activity	2022	2021	(Decrease) Increase
Operating	$ 209,307	$ 190,874	$ 18,433
Investing	(190,589)	(100,315)	(90,274)
Financing	(28,631)	(109,336)	80,705
Net cash flows	$ (9,913)	$ (18,777)	$ 8,864

Our principal source of cash flows is from the operation of our Properties. Our Properties provide a relatively consistent stream of cash flows that provides us with the resources to fund operating expenses, debt service and quarterly dividends. The increase in operating cash flows is primarily due to the gain on sales for the 2022 property dispositions.

Cash is used in investing activities to fund acquisitions, development, or redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing, and property management skills and invest in existing buildings that meet our investment criteria. During the year ended December 31, 2022, when compared to the year ended December 31, 2021, the change in investing cash flows was due to the following activities (in thousands):

	(Decrease) Increase
Acquisitions of real estate	$ (3,446)
Capital expenditures and capitalized interest	(127,893)
Capital improvements/acquisition deposits/leasing costs	(9,977)
Joint venture investments	(15,785)
Proceeds from the sale of properties	53,907
Proceeds from note receivable	(5,700)
Capital distributions from unconsolidated real estate ventures	19,870
Other investing activities	(1,250)
Increase in net cash used in investing activities	$ (90,274)

We generally fund our investment activity through the sale of real estate, property-level financing, credit facilities, senior unsecured notes, and construction loans. From time to time, we may issue common or preferred shares of beneficial interest, or the Operating Partnership may issue common or preferred units of limited partnership interest. During the year ended December 31, 2022, when compared to the year ended December 31, 2021, the change in financing cash flows was due to the following activities (in thousands):

	(Decrease) Increase
Proceeds from debt obligations	$ 674,000
Repayments of debt obligations	(577,634)
Redemption of limited partnership units	(1,672)
Debt financing costs paid	(9,875)
Dividends and distributions paid	(233)
Other financing activities	(3,881)
Decrease in net cash used in financing activities	$ 80,705

Capitalization

Indebtedness

The table below summarizes indebtedness under our unsecured debt at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
	(dollars in thousands)	
Balance: (a)		
Fixed rate	$ 1,554,301	$ 1,750,000
Variable rate - unhedged (b)	417,110	101,610
Total	$ 1,971,411	$ 1,851,610
Percent of Total Debt:		
Fixed rate	78.8 %	94.5 %
Variable rate - unhedged	21.2 %	5.5 %
Total	100.0 %	100.0 %
Weighted-average interest rate at period end:		
Fixed rate	4.9 %	3.8 %
Variable rate - unhedged	5.6 %	1.3 %
Total	5.0 %	3.7 %
Weighted-average maturity in years:		
Fixed rate	4.6	4.0
Variable rate - unhedged	5.9	10.6
Total	4.8	4.4

(a)   Consists of unpaid principal and does not reflect premium/discount or deferred financing costs.

(b)   On November 23, 2022, our unsecured term loan of $250.0 million was swapped to a fixed rate of 5.01% and matures on June 30, 2027. The effective date of the swap is January 31, 2023.

Scheduled principal payments and related weighted average annual effective interest rates for our debt as of December 31, 2022 were as follows (dollars in thousands):

Period	Principal maturities	Weighted Average Interest Rate of Maturing Debt
2023	$ 54,301	3.87 %
2024	350,000	3.78 %
2025	—	— %
2026	88,500	5.45 %
2027	700,000	4.59 %
2028	350,000	7.73 %
2029	350,000	4.30 %
2030	—	— %
2031	—	— %
2032	—	— %
Thereafter	78,610	5.41 %
Totals	$ 1,971,411	5.00 %

Unsecured Debt

The Operating Partnership is the issuer of our unsecured notes which are fully and unconditionally guaranteed by the Parent Company. The indenture under which the Operating Partnership issued its unsecured notes contains financial covenants, including: (i) a leverage ratio not to exceed 60%; (ii) a secured debt leverage ratio not to exceed 40%; (iii) a debt service coverage ratio of greater than 1.5 to 1.0; and (iv) an unencumbered asset value of not less than 150% of unsecured debt. The Operating Partnership is in compliance with all covenants as of December 31, 2022.

The charter documents of the Parent Company and Operating Partnership do not limit the amount or form of indebtedness that the Operating Partnership may incur, and its policies on debt incurrence are solely within the discretion of the Parent Company's Board of Trustees, subject to the financial covenants in the Credit Facility, indenture and other credit agreements.

Equity

In order to maintain its qualification as a REIT, the Parent Company is required to, among other things, pay dividends to its shareholders of at least 90% of its REIT taxable income. During the year ended December 31, 2022, the Parent Company paid dividends in excess of the 90% criterion. See Note 13 "Beneficiaries' Equity of the Parent Company," to our Consolidated Financial Statements for further information related to our dividends declared for the fourth quarter of 2022.

Inflation

Substantially all our leases are structured as base year or triple net leases which provide for reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square-foot basis, or in some cases, annual reimbursement of operating expenses above certain per square-foot allowances. In addition, approximately 96% of our leases (as a proportion of our wholly-owned portfolio square feet) contain effective annual rent escalations that are either fixed (generally ranging from 2.5% to 3.0%) or indexed based on a consumer price index or other indices. Accordingly, we do not believe that our cash flows or earnings from real estate operations are subject to significant risks from inflation. However, a period of high inflation would cause an increase in the borrowing cost on our variable rate debt resulting in higher borrowing costs.

Contractual Obligations

We provide customary guarantees for certain development projects of our unconsolidated real estate ventures. See Note 20 "Commitments and Contingencies," to our Consolidated Financial Statements for further details on payment guarantees provided on the behalf of real estate ventures.

In connection with the Schuylkill Yards Project, we entered into a neighborhood engagement program and, as of December 31, 2022, had $6.6 million of future contractual obligations. We are also committed to making additional contributions under the program. We estimate that, as of December 31, 2022, these additional contributions, which are not fixed under the terms of agreement, will be $2.2 million. See Note 20 "Commitments and Contingencies," to our Consolidated Financial Statements for further information.

In connection with the formation of the Commerce Square Venture, we committed to investing an additional $20.0 million of preferred equity in the properties on a pari passu basis with our joint venture partner of which $7.2 million has been contributed by us as of December 31, 2022.

As part of our September 2004 acquisition of a portfolio of properties (which the we refer to as the ("TRC acquisition"), we acquired our interest in Two Logan Square, a 708,844 square foot office building in Philadelphia, Pennsylvania primarily through ownership of a second and third mortgage secured by this property. This property is consolidated, as the borrower is a VIE and we, through our ownership of the second and third mortgages, are the primary beneficiary. On October 21, 2020, we also acquired the $79.8 million first mortgage on the property from the third-party mortgage lender pursuant to an agreement with certain of the former owners. Under the agreement, we have agreed to not take title to Two Logan until the earlier of June 2026 or the occurrence of certain events related to the ownership interests of certain former owners. If we were to sell the restricted property before the expiration of the restricted period in a non-exempt transaction, we may be required to make significant payments to certain of the former owners of Two Logan Square on account of tax liabilities attributed to them. Additionally, we will be required to pay these certain former owners an amount estimated at approximately $0.6 million to redeem their residual interest in the fee owner of this property. The $0.6 million payment is included within "Other liabilities" on the consolidated balance sheets.

As part of our acquisition of properties, from time to time in tax-deferred transactions, we have agreed to provide certain of the prior owners of the acquired properties the right to guarantee our indebtedness. If we were to seek to repay the indebtedness guaranteed by the prior owner before the expiration of the applicable agreement, we would be required to provide the prior owner an opportunity to guaranty qualifying replacement debt. These debt maintenance agreements may limit our ability to refinance indebtedness on terms favorable to us.

We invest in properties and regularly incur capital expenditures in the ordinary course of business to maintain the properties. We believe that such expenditures enhance our competitiveness. We also enter into construction, utility and service contracts in the ordinary course of its business which may extend beyond one year. These contracts typically provide for cancellation with insignificant or no cancellation penalties.

In addition, during construction undertaken by real estate ventures we have provided, and expect to continue to provide, cost overrun, and completion guarantees, with rights of contribution among partners in ventures, as well as customary environmental indemnities and guarantees of customary exceptions to nonrecourse provisions in loan agreements. See Note 20 "Commitments and Contingencies," to our Consolidated Financial Statements for further details on payment guarantees provided on the behalf of real estate ventures.

Interest Rate Risk and Sensitivity Analysis

The analysis below presents the sensitivity of the market value of the Operating Partnership's financial instruments to selected changes in market rates. The range of changes chosen reflects its view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates chosen.

Our financial instruments consist of both fixed and variable rate debt. As of December 31, 2022, our consolidated debt consisted of unsecured notes with an outstanding principal balance of $1,554.3 million, all of which are fixed rate borrowings. We also have variable rate debt consisting of trust preferred securities with an outstanding principal balance of $78.6 million, a $600.0 million Credit Facility with an outstanding balance of $88.5 million and an unsecured term loan with an outstanding principal balance of $250.0 million. All financial instruments were entered into for other than trading purposes and the net market value of these financial instruments is referred to as the net financial position. Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

As of December 31, 2022, based on prevailing interest rates and credit spreads, the fair value of our unsecured notes was $1,411.4 million. For sensitivity purposes, a 100 basis point change in the discount rate equates to a change in the total fair value of our debt of approximately $14.1 million at December 31, 2022.

From time to time or as the need arises, we use derivative instruments to manage interest rate risk exposures and not for speculative or trading purposes. The total outstanding principal balance of our variable rate debt was approximately $417.1 million as of December 31, 2022. The total fair value of our variable rate debt was approximately $387.0 million at December 31, 2022. For sensitivity purposes, if market rates of interest increase by 100 basis points the fair value of our variable rate debt would decrease by approximately $17.3 million at December 31, 2022. If market rates of interest decrease by 100 basis points, the fair value of our outstanding variable rate debt would increase by approximately $18.5 million at December 31, 2022.

These amounts were determined solely by considering the impact of hypothetical interest rates on our financial instruments. Due to the uncertainty of specific actions we may undertake to minimize possible effects of market interest rate increases, this analysis assumes no changes in our financial structure.

<u>Funds from Operations (FFO)</u>

Pursuant to the revised definition of FFO adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), we calculate FFO by adjusting net income/(loss) attributable to common unit holders (computed in accordance with GAAP) for gains (or losses) from sales of properties, impairment losses on depreciable consolidated real estate, impairment losses on investments in unconsolidated real estate ventures driven by a measurable decrease in the fair value of depreciable real estate held by the unconsolidated real estate ventures, real estate related depreciation and amortization, and after similar adjustments for unconsolidated real estate ventures. Our calculation of FFO includes gains from sale of undepreciated real estate and other assets, considered incidental to our main business, to third parties or unconsolidated real estate ventures. FFO is a non-GAAP financial measure. We believe that the use of FFO combined with the required GAAP presentations has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REITs' operating results more meaningful. We consider FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding property impairments, gains or losses related to sales of previously depreciated operating real estate assets and real estate depreciation and amortization, FFO can help the investing public compare the operating performance of a company's real estate between periods or as compared to other companies. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently.

We consider net income, as defined by GAAP, to be the most comparable earnings measure to FFO. While FFO and FFO per unit are relevant and widely used measures of operating performance of REITs, FFO does not represent cash flow from operations or net income as defined by GAAP and should not be considered as alternatives to those measures in evaluating our liquidity or operating performance. We believe that to further understand our performance, FFO should be compared with our reported net income/(loss) attributable to common unit holders and considered in addition to cash flows in accordance with GAAP, as presented in our consolidated financial statements.

The following table presents a reconciliation of net income attributable to common unitholders to FFO for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	2021
	(amounts in thousands, except share information)	
Net income attributable to common unitholders	$ 53,538	$ 11,948
Add (deduct):		
Amount allocated to unvested restricted unitholders	456	421
Net gain on real estate venture transactions	(26,718)	(2,973)
Net gain on disposition of real estate	(17,677)	(142)
Provision for impairment	4,663	—
Company's share of impairment of an unconsolidated real estate venture	—	696
Depreciation and amortization:		
Real property	149,026	144,261
Leasing costs including acquired intangibles	25,989	31,698
Company's share of unconsolidated real estate ventures	49,743	52,455
Partners' share of consolidated real estate ventures	(18)	(20)
Funds from operations	$ 239,002	$ 238,344
Funds from operations allocable to unvested restricted shareholders	(770)	(705)
Funds from operations available to common share and unit holders (FFO)	$ 238,232	$ 237,639
Weighted-average shares/units outstanding — basic (a)	172,036,481	171,770,843
Weighted-average shares/units outstanding — fully diluted (a)	172,870,758	173,165,898

(a) Includes common shares and partnership units outstanding through the years ended December 31, 2022 and December 31, 2021, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Item 7 herein.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary financial data of the Parent Company and the Operating Partnership and the reports thereon of PricewaterhouseCoopers LLP, an independent registered public accounting firm, with respect thereto, are listed under Items 15(a) and 15(b) and filed as part of this report. See Item 15., "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Controls and Procedures (Parent Company)

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Parent Company's management, including its principal executive officer and principal financial officer, the Parent Company's management conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, the principal executive officer and the principal financial officer of the Parent Company concluded that the Parent Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The management of the Parent Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Under the supervision and with the participation of the Parent Company's management, including its principal executive officer and principal financial officer, the Parent Company's management conducted an evaluation of the effectiveness of the Parent Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation under the framework in *Internal Control — Integrated Framework,* the Parent Company's management concluded that the Parent Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Parent Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report that is included herein.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Parent Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Parent Company's internal control over financial reporting.

Controls and Procedures (Operating Partnership)

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Operating Partnership's management, including its principal executive officer and principal financial officer, the Operating Partnership's management conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, the principal executive officer and the principal financial officer of Operating Partnership concluded that the Operating Partnership's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The management of the Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Under the supervision and with the participation of the Operating Partnership's management, including its principal executive officer and principal financial officer, the Operating Partnership's management conducted an evaluation of the effectiveness of the Operating Partnership's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation under the framework in *Internal Control — Integrated Framework*, the Operating Partnership's management concluded that the Operating Partnership's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report that is included herein.

Changes in Internal Control over Financial Reporting.

There have not been any changes in the Operating Partnership's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

Item 9B. **Other Information**

None

Item 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.

Item 10.   **Directors, Executive Officers and Corporate Governance**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its 2023 Annual Meeting of Shareholders.

Item 11.   **Executive Compensation**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its 2023 Annual Meeting of Shareholders.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its 2023 Annual Meeting of Shareholders.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its 2023 Annual Meeting of Shareholders.

Item 14.   **Principal Accountant Fees and Services**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its 2023 Annual Meeting of Shareholders.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules.**
  (a) Financial Statements and Schedules of Brandywine Realty Trust
  (b) Financial Statements and Schedules of Brandywine Operating Partnership

The financial statements and schedules of the Parent Company and the Operating Partnership listed below are filed as part of this report on the pages indicated.

Index to Financial Statements and Schedules

(c) Exhibits

Exhibits Nos.	Description
3.1.1	Articles of Amendment and Restatement of Declaration of Trust of Brandywine Realty Trust (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on May 29, 2018 and incorporated herein by reference)
3.1.2	Articles Supplementary relating to opt-out of Maryland Unsolicited Takeover Act, filed with the State Department of Assessments and Taxation of Maryland on March 2, 2018 (previously filed as an Exhibit to Brandywine Realty Trust's Form 8-K filed on March 6, 2018 and incorporated herein by reference)
3.1.3	Preferred Share Reclassification Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland on March 2, 2018 (previously filed as an Exhibit to Brandywine Realty Trust's Form 8-K filed on March 6, 2018 and incorporated herein by reference)
3.2.1	Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (the "Operating Partnership") (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated December 17,1997 and incorporated herein by reference)
3.2.2	First Amendment to Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated December 17,1997 and incorporated herein by reference)
3.2.3	Second Amendment to the Amended and Restated Agreement of Limited Partnership Agreement of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated April 13, 1998 and incorporated herein by reference)
3.2.4	Third Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated May 14, 1998 and incorporated herein by reference)
3.2.5	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated October 13, 1998 and incorporated herein by reference)
3.2.6	Fifth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated October 13, 1998 and incorporated herein by reference)
3.2.7	Sixth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated October 13, 1998 and incorporated herein by reference)
3.2.8	Seventh Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
3.2.9	Eighth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
3.2.10	Ninth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
3.2.11	Tenth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
3.2.12	Eleventh Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
3.2.13	Twelfth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
3.2.14	Thirteenth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated September 21, 2004 and incorporated herein by reference)
3.2.15	Fourteenth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated January 10, 2006 and incorporated herein by reference)
3.2.16	Fifteenth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated August 18, 2006 and incorporated herein by reference)

3.2.17	Sixteenth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated August 9, 2010 and incorporated herein by reference)
3.2.18	Seventeenth Amendment to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated April 11, 2012 and incorporated herein by reference)
3.2.19	List of partners of Brandywine Operating Partnership, L.P. (filed herewith)
3.3	Bylaws of Brandywine Realty Trust (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated May 29, 2018 and incorporated herein by reference)
4.1.1	Indenture dated October 22, 2004 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust, certain subsidiaries of Brandywine Operating Partnership, L.P. named therein and The Bank of New York Mellon, as Trustee (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on October 22, 2004 and incorporated herein by reference)
4.1.2	First Supplemental Indenture dated as of May 25, 2005 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust, certain subsidiaries of Brandywine Operating Partnership, L.P. named therein and The Bank of New York Mellon, as Trustee (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on May 26, 2005 and incorporated herein by reference)
4.1.3	Second Supplemental Indenture dated as of October 4, 2006 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust and The Bank of New York Mellon, as Trustee (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated October 4, 2006 and incorporated herein by reference)
4.1.4	Third Supplemental Indenture dated as of April 5, 2011 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust and The Bank of New York Mellon, as Trustee (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on April 5, 2011 and incorporated herein by reference)
4.2	Form of 4.100% Guaranteed Notes due 2024 (previously filed as an exhibit to Brandywine Realty Trust's Current Report on Form 8-K dated October 10, 2019 and incorporated herein by reference).
4.3	Form of 4.550% Guaranteed Notes due 2029 (previously filed as an exhibit to Brandywine Realty Trust's Current Report on Form 8-K dated October 10, 2019 and incorporated herein by reference).
4.4	Form of 4.10% Guaranteed Notes due 2024 (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on September 17, 2014 and incorporated herein by reference)
4.5	Form of 4.55% Guaranteed Notes due 2029 previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on September 17, 2014 and incorporated herein by reference)
4.6	Form of 3.95% Guaranteed Notes due 2027 previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on November 17, 2017 and incorporated herein by reference)
4.7	Form of 7.550% Guaranteed Notes due 2028 (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on December 13, 2022 and incorporated herein by reference)
4.8	Description of Brandywine Realty Trust's Securities (previously filed as an exhibit to Brandywine Realty Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and incorporated herein by reference)
10.1	Amended and Restated Revolving Credit Agreement dated as of July 17, 2018 (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on July 20, 2018 and incorporated herein by reference)
10.2	Letter dated August 10, 2015 to Cohen & Steers Capital Management, Inc. relating to the waiver of share ownership limit, including Representations, Warranties and Agreements of Cohen & Steers Capital Management, Inc. (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on August 13, 2015 and incorporated herein by reference)
10.3	Letter to RREEF America LLC relating to waiver of share ownership limit (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the fiscal year ended December 31, 2009 and incorporated herein by reference)
10.4	Amended and Restated Employment Agreement dated as of February 9, 2007 of Gerard H. Sweeney** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated February 14, 2007 and incorporated herein by reference)
10.5	Letter Agreement dated March 1, 2012 modifying Amended and Restated Employment Agreement of Gerard H. Sweeney** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K dated March 7, 2012 and incorporated herein by reference)
10.6	Amended and Restated 1997 Long-Term Incentive Plan (as amended effective May 18, 2017)** (previously filed as Appendix A to Brandywine Realty Trust's definitive Proxy Statement on Schedule 14A filed on April 4, 2017 and incorporated herein by reference)

10.7	Amendment No. 1 to Amended and Restated 1997 Long-Term Incentive Plan** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-Q for the quarter ended March 31, 2018 and incorporated herein by reference)
10.8	Brandywine Realty Trust Second Amended and Restated Executive Deferred Compensation Plan (as Amended and Restated, Effective January 1, 2021)** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the year ended December 31, 2020 and incorporated herein by reference)
10.9	2007 Non-Qualified Employee Share Purchase Plan** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference)
10.10	Form of Change in Control Agreement with Executive Officers (Wirth and DeVuono)** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on February 4, 2010 and incorporated herein by reference)
10.11	Forms of Incentive Share Option Agreement (March 2011) for Executive Officers** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on March 8, 2011 and incorporated herein by reference)
10.12	Forms of Non-Qualified Share Option Agreement (March 2011) for Executive Officers** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on March 8, 2011 and incorporated herein by reference)
10.13	Letter Agreement dated May 24, 2011 modifying options of President and Chief Executive Officer** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on May 24, 2011 and incorporated herein by reference)
10.14	Form of Incentive Compensation Clawback Agreement** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on February 26, 2015 and incorporated herein by reference)
10.15	Form of Restricted Common Share Rights Award. (without outperformance feature)** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on March 6, 2018 and incorporated herein by reference)
10.16	Schedule of Non-Employee Trustee Compensation** (filed herewith)
10.17	Form of 2021-2023 Performance Share Unit Award** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on March 10, 2021 and incorporated herein by reference).
10.18	2021-2023 Performance Share Unit Program** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on March 10, 2021 and incorporated herein by reference).
10.19	Form of 2021 Restricted Common Share Rights Award (with outperformance feature)** (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on March 10, 2021 and incorporated herein by reference).
10.20	Form of 2022-2024 Performance Share Unit Award** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-Q for the quarter ended March 31, 2022 and incorporated herein by reference)
10.21	2022-2024 Performance Share Unit Program ** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-Q for the quarter ended March 31, 2022 and incorporated herein by reference)
10.22	Form of 2022 Restricted Common Share Rights Award (with outperformance feature)** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-Q for the quarter ended March 31, 2022 and incorporated herein by reference)
10.23	Form of 2023-2025 Performance Share Unit Award** (filed herewith)
10.24	2023-2025 Performance Share Unit Program** (filed herewith)
10.25	Form of 2023 Restricted Common Share Rights Award (with outperformance feature)** (filed herewith)
10.26	Form of Change in Control Agreement with Executive Officers (Johnstone, Neuman and Redd)** (previously filed as an exhibit to Brandywine Realty Trust's Form 10-K for the year ended December 31, 2021 and incorporated herein by reference)
14.1	Code of Business Conduct and Ethics, as amended on December 6, 2016 (previously filed as an exhibit to Brandywine Realty Trust's Form 8-K filed on December 9, 2016 and incorporated herein by reference)
21	List of subsidiaries (filed herewith)
23.1	Consent of PricewaterhouseCoopers LLP relating to financial statements of Brandywine Realty Trust (filed herewith)
23.2	Consent of PricewaterhouseCoopers LLP relating to financial statements of Brandywine Operating Partnership, L.P. (filed herewith)
31.1	Certification of the Chief Executive Officer of Brandywine Realty Trust pursuant to 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith)
31.2	Certification of the Chief Financial Officer of Brandywine Realty Trust pursuant to 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith)

31.3	Certification of the Chief Executive Officer of Brandywine Realty Trust, in its capacity as the general partner of Brandywine Operating Partnership, L.P., pursuant to 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith)
31.4	Certification of the Chief Financial Officer of Brandywine Realty Trust, in its capacity as the general partner of Brandywine Operating Partnership, L.P., pursuant to 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith)
32.1	Certification of the Chief Executive Officer of Brandywine Realty Trust pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of the Chief Financial Officer of Brandywine Realty Trust pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.3	Certification of the Chief Executive Officer of Brandywine Realty Trust, in its capacity as the general partner of Brandywine Operating Partnership, L.P., pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.4	Certification of the Chief Financial Officer of Brandywine Realty Trust, in its capacity as the general partner of Brandywine Operating Partnership, L.P., pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
99.1	Material Federal Income Tax Considerations (filed herewith)
101.1	The following materials from the Annual Reports on Form 10-K of Brandywine Realty Trust and Brandywine Operating Partnership, L.P. for the year ended December 31, 2022 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, detailed tagged and filed herewith.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

** Management contract or compensatory plan or arrangement

(d) Financial Statement Schedule: See Item 15 (a) and (b) above

Item 16.   **Form 10-K Summary.**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRANDYWINE REALTY TRUST

By: /s/ Gerard H. Sweeney
       Gerard H. Sweeney
       President and Chief Executive Officer

Date: February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James C. Diggs James C. Diggs	Chairman of the Board and Trustee	February 21, 2023
/s/ Gerard H. Sweeney Gerard H. Sweeney	President, Chief Executive Officer and Trustee (Principal Executive Officer)	February 21, 2023
/s/ Thomas E. Wirth Thomas E. Wirth	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2023
/s/ Daniel Palazzo Daniel Palazzo	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2023
/s/ Reginald DesRoches Reginald DesRoches	Trustee	February 21, 2023
/s/ Joan Lau Joan Lau	Trustee	February 21, 2023
/s/ Charles P. Pizzi Charles P. Pizzi	Trustee	February 21, 2023
/s/ Terri A. Herubin Terri A. Herubin	Trustee	February 21, 2023
/s/ H. Richard Haverstick, Jr. H. Richard Haverstick, Jr.	Trustee	February 21, 2023

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRANDYWINE OPERATING PARTNERSHIP, L.P.

By: Brandywine Realty Trust, its General Partner

By: /s/ Gerard H. Sweeney
_____

       Gerard H. Sweeney

       President and Chief Executive Officer

Date: February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James Diggs James Diggs	Chairman of the Board and Trustee	February 21, 2023
/s/ Gerard H. Sweeney Gerard H. Sweeney	President, Chief Executive Officer and Trustee (Principal Executive Officer)	February 21, 2023
/s/ Thomas E. Wirth Thomas E. Wirth	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2023
/s/ Daniel Palazzo Daniel Palazzo	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2023
/s/ Reginald DesRoches Reginald DesRoches	Trustee	February 21, 2023
/s/ Joan Lau Joan Lau	Trustee	February 21, 2023
/s/ Charles P. Pizzi Charles P. Pizzi	Trustee	February 21, 2023
/s/ Terri A. Herubin Terri A. Herubin	Trustee	February 21, 2023
/s/ H. Richard Haverstick, Jr. H. Richard Haverstick, Jr.	Trustee	February 21, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Brandywine Realty Trust

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Brandywine Realty Trust and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of beneficiaries' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessments of Real Estate Investments and Investments in Unconsolidated Real Estate Ventures

As described in Notes 2, 3 and 4 to the consolidated financial statements, the Company's gross carrying value of real estate investment operating properties was $3,617 million and its investment in unconsolidated real estate ventures was $568 million as of December 31, 2022. During 2022, the Company recorded an impairment loss of $4.7 million related to real estate investments. The Company did not recognize an other than temporary impairment related to investments in unconsolidated real estate ventures during 2022. Management reviews its real estate investments for impairment following the end of each quarter for each of its real estate investments where events or changes in circumstances indicate that the carrying amounts may not be recoverable. For real estate investments, management analyzes recoverability based on the estimated undiscounted future cash flows expected to be generated from the operations and eventual disposition of the assets. Estimated future cash flows used in such analysis are based on management's plans for the real estate investment and its views of market economic conditions. The estimates consider assumptions, including but not limited to, market rental rates, capitalization rates, and recent sales data for comparable real estate investments. Management estimated the fair value of its impaired property and the related impairment loss based on a purchase and sale agreement. At least quarterly, management assesses whether there are any other than temporary impairment indicators of the Company's investments in unconsolidated real estate ventures. If any indicators of impairment are present, management calculates the fair value of the investment in the unconsolidated real estate venture. An investment is other than temporarily impaired only if the fair value of the investment in an unconsolidated real estate venture, as estimated by management, is less than the carrying value and the decline is other than temporary.

The principal considerations for our determination that performing procedures relating to the impairment assessments of real estate investments and investments in unconsolidated real estate ventures is a critical audit matter are (i) the significant judgment by management when evaluating the real estate investments and investments in unconsolidated real estate ventures for potential impairment, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating (a) management's significant assumptions related to market rental rates and capitalization rates used in developing the estimated undiscounted future cash flows expected to be generated by the real estate investments and (b) indicators that the value of the Company's investments in unconsolidated real estate ventures may be other than temporarily impaired.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment assessments of real estate investments and investments in unconsolidated real estate ventures, including controls over management's estimated undiscounted future cash flows expected to be generated by real estate investments and management's identification of any indicators that the value of the Company's investments in unconsolidated real estate ventures may be other than temporarily impaired. These procedures also included, among others, (i) testing management's process for developing the estimated undiscounted future cash flows expected to be generated by the real estate investments and identifying indicators that the value of the Company's investments in unconsolidated real estate ventures may be other than temporarily impaired, (ii) evaluating the reasonableness of the significant assumptions related to market rental rates and capitalization rates used in developing the estimated undiscounted future cash flows, (iii) evaluating the appropriateness of the method used in developing the estimated undiscounted future cash flows, (iv) testing the completeness and accuracy of data used in the developing the estimated undiscounted future cash flows, and (v) identifying indicators that the value of the Company's investments in unconsolidated real estate ventures may be other than temporarily impaired. Evaluating the reasonableness of the significant assumptions related to market rental rates and capitalization rates involved considering past performance of the asset and whether the assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management's assessment of indicators of other than temporary impairment in investments in unconsolidated real estate ventures involved considering whether any market economic conditions, past performance of the asset, or evidence obtained in other areas of the audit may be indicative of other than temporary impairment.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 21, 2023

We have served as the Company's auditor since 2003.

Report of Independent Registered Public Accounting Firm

To the Partners of Brandywine Operating Partnership, L.P.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Brandywine Operating Partnership, L.P. and its subsidiaries (the "Partnership") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of partners' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Partnership's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Partnership's consolidated financial statements and on the Partnership's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessments of Real Estate Investments and Investments in Unconsolidated Real Estate Ventures

As described in Notes 2, 3 and 4 to the consolidated financial statements, the Partnership's gross carrying value of real estate investment operating properties was $3,617 million and its investment in unconsolidated real estate ventures was $568 million as of December 31, 2022. During 2022, the Partnership recorded an impairment loss of $4.7 million related to real estate investments. The Partnership did not recognize an other than temporary impairment related to investments in unconsolidated real estate ventures during 2022. Management reviews its real estate investments for impairment following the end of each quarter for each of its real estate investments where events or changes in circumstances indicate that the carrying amounts may not be recoverable. For real estate investments, management analyzes recoverability based on the estimated undiscounted future cash flows expected to be generated from the operations and eventual disposition of the assets. Estimated future cash flows used in such analysis are based on management's plans for the real estate investment and its views of market economic conditions. The estimates consider assumptions, including but not limited to, market rental rates, capitalization rates, and recent sales data for comparable real estate investments. Management estimated the fair value of its impaired property and the related impairment loss based on a purchase and sale agreement. At least quarterly, management assesses whether there are any other than temporary impairment indicators of the Partnership's investments in unconsolidated real estate ventures. If any indicators of impairment are present, management calculates the fair value of the investment in the unconsolidated real estate venture. An investment is other than temporarily impaired only if the fair value of the investment in an unconsolidated real estate venture, as estimated by management, is less than the carrying value and the decline is other than temporary.

The principal considerations for our determination that performing procedures relating to the impairment assessments of real estate investments and investments in unconsolidated real estate ventures is a critical audit matter are (i) the significant judgment by management when evaluating the real estate investments and investments in unconsolidated real estate ventures for potential impairment, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating (a) management's significant assumptions related to market rental rates and capitalization rates used in developing the estimated undiscounted future cash flows expected to be generated by the real estate investments and (b) indicators that the value of the Partnership's investments in unconsolidated real estate ventures may be other than temporarily impaired.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment assessments of real estate investments and investments in unconsolidated real estate ventures, including controls over management's estimated undiscounted future cash flows expected to be generated by real estate investments and management's identification of any indicators that the value of the Partnership's investments in unconsolidated real estate ventures may be other than temporarily impaired. These procedures also included, among others, (i) testing management's process for developing the estimated undiscounted future cash flows expected to be generated by the real estate investments and identifying indicators that the value of the Partnership's investments in unconsolidated real estate ventures may be other than temporarily impaired, (ii) evaluating the reasonableness of the significant assumptions related to market rental rates and capitalization rates used in developing the estimated undiscounted future cash flows, (iii) evaluating the appropriateness of the method used in developing the estimated undiscounted future cash flows, (iv) testing the completeness and accuracy of data used in the developing the estimated undiscounted future cash flows, and (v) identifying indicators that the value of the Partnership's investments in unconsolidated real estate ventures may be other than temporarily impaired. Evaluating the reasonableness of the significant assumptions related to market rental rates and capitalization rates involved considering past performance of the asset and whether the assumptions were consistent with evidence obtained in other areas of the audit.

Evaluating management's assessment of indicators of other than temporary impairment in investments in unconsolidated real estate ventures involved considering whether any market economic conditions, past performance of the asset, or evidence obtained in other areas of the audit may be indicative of other than temporary impairment.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 21, 2023

We have served as the Partnership's auditor since 2003.

BRANDYWINE REALTY TRUST
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	December 31, 2022	December 31, 2021
ASSETS		
Real estate investments:		
Operating properties	$ 3,617,240	$ 3,472,602
Accumulated depreciation	(1,063,060)	(957,450)
Right of use asset - operating leases, net	19,664	20,313
Operating real estate investments, net	2,573,844	2,535,465
Construction-in-progress	218,869	277,237
Land held for development	76,499	114,604
Prepaid leasehold interests in land held for development, net	35,576	27,762
Total real estate investments, net	2,904,788	2,955,068
Assets held for sale, net	—	562
Cash and cash equivalents	17,551	27,463
Accounts receivable	11,003	11,875
Accrued rent receivable, net of allowance of $3,947 and $4,133 as of December 31, 2022 and December 31, 2021, respectively	179,771	167,210
Investment in unconsolidated real estate ventures	567,635	435,506
Deferred costs, net	96,639	86,862
Intangible assets, net	18,451	28,556
Other assets	78,667	133,094
Total assets	$ 3,874,505	$ 3,846,196
LIABILITIES AND BENEFICIARIES' EQUITY		
Unsecured credit facility	$ 88,500	$ 23,000
Unsecured term loan, net	248,168	249,608
Unsecured senior notes, net	1,628,370	1,580,978
Accounts payable and accrued expenses	132,440	150,151
Distributions payable	32,792	32,765
Deferred income, gains and rent	25,082	23,849
Intangible liabilities, net	10,322	12,981
Lease liability - operating leases	23,166	22,962
Other liabilities	52,331	48,683
Total liabilities	$ 2,241,171	$ 2,144,977
Commitments and contingencies (See Note 20)		
Brandywine Realty Trust's Equity:		
Common Shares of Brandywine Realty Trust's beneficial interest, $0.01 par value; shares authorized 400,000,000; 171,569,807 and 171,126,257 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	1,716	1,712
Additional paid-in-capital	3,153,229	3,146,786
Deferred compensation payable in common shares	19,601	18,491
Common shares in grantor trust, 1,179,643 and 1,169,703 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	(19,601)	(18,491)
Cumulative earnings	1,176,195	1,122,372
Accumulated other comprehensive income (loss)	3,897	(2,020)
Cumulative distributions	(2,709,405)	(2,578,583)
Total Brandywine Realty Trust's equity	1,625,632	1,690,267
Noncontrolling interests	7,702	10,952
Total beneficiaries' equity	$ 1,633,334	$ 1,701,219
Total liabilities and beneficiaries' equity	$ 3,874,505	$ 3,846,196

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share information)

		Year Ended December 31,			
		2022		**2021**	**2020**
Revenue					
Rents	$	470,851	$ 451,519	$	513,504
Third party management fees, labor reimbursement and leasing		24,132	26,444		18,580
Other		11,117	8,856		2,768
Total revenue		506,100	486,819		534,852
Operating expenses					
Property operating expenses		130,209	121,890		132,172
Real estate taxes		53,645	53,621		63,032
Third party management expenses		10,547	12,800		10,252
Depreciation and amortization		177,984	178,105		188,283
General and administrative expenses		35,006	30,153		30,288
Provision for impairment		4,663	—		—
Total operating expenses		412,054	396,569		424,027
Gain on sale of real estate					
Net gain on disposition of real estate		17,677	142		289,461
Net gain on sale of undepreciated real estate		8,007	2,903		201
Total gain on sale of real estate		25,684	3,045		289,662
Operating income		119,730	93,295		400,487
Other income (expense):					
Interest and investment income		1,905	8,295		1,939
Interest expense		(68,764)	(62,617)		(73,911)
Interest expense - amortization of deferred financing costs		(3,091)	(2,836)		(2,904)
Equity in loss of unconsolidated real estate ventures		(22,016)	(26,697)		(18,584)
Net gain on real estate venture transactions		26,718	2,973		75
Loss on early extinguishment of debt		(435)	—		—
Net income before income taxes		54,047	12,413		307,102
Income tax (provision) benefit		(55)	(47)		224
Net income		53,992	12,366		307,326
Net income attributable to noncontrolling interests		(168)	(77)		(1,799)
Net income attributable to Brandywine Realty Trust		53,824	12,289		305,527
Nonforfeitable dividends allocated to unvested restricted shareholders		(456)	(421)		(410)
Net income attributable to Common Shareholders of Brandywine Realty Trust	$	53,368	$ 11,868	$	305,117
Basic income per Common Share	$	0.31	$ 0.07	$	1.77
Diluted income per Common Share	$	0.31	$ 0.07	$	1.77
Basic weighted average shares outstanding		171,491,369	170,878,185		171,926,079
Diluted weighted average shares outstanding		172,325,646	172,273,240		172,317,076

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 53,992	$ 12,366	$ 307,326
Comprehensive income (loss):			
Unrealized gain (loss) on derivative financial instruments...................	5,371	4,817	(5,972)
Amortization of interest rate contracts (1)	564	752	752
Total comprehensive income (loss)...	5,935	5,569	(5,220)
Comprehensive income...	59,927	17,935	302,106
Comprehensive income attributable to noncontrolling interest............	(186)	(105)	(1,770)
Comprehensive income attributable to Brandywine Realty Trust	$ 59,741	$ 17,830	$ 300,336

(1) Amounts reclassified from comprehensive income to interest expense within the Consolidated Statements of Operations.

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF BENEFICIARIES' EQUITY
For the Years ended December 31, 2022, 2021 and 2020
(in thousands, except number of shares)

	Number of Common Shares	Number of Rabbi Trust/ Deferred Compensation Shares	Common Shares of Brandywine Realty Trust's beneficial interest	Additional Paid-in Capital	Deferred Compensation Payable in Common Shares	Common Shares in Grantor Trust	Cumulative Earnings	Accumulated Other Comprehensive Income (Loss)	Cumulative Distributions	Noncontrolling Interests	Total
BALANCE, December 31, 2019	176,480,095	1,105,542	$ 1,766	$ 3,192,158	$ 16,216	$ (16,216)	$ 804,556	$ (2,370)	$ (2,318,233)	$ 10,426	$ 1,688,303
Net income							305,527			1,799	307,326
Other comprehensive loss								(5,191)		(29)	(5,220)
Repurchase and retirement of Common Shares of Beneficial Interest	(6,248,483)		(62)	(59,937)							(59,999)
Sale of partnership interest in consolidated real estate venture										(1,017)	(1,017)
Distributions from consolidated real estate ventures										(22)	(22)
Share-based compensation activity	309,096	50,967	3	6,233							6,236
Share Issuance from/(to) Deferred Compensation Plan	32,256	3,985		(206)	1,300	(1,300)					(206)
Reallocation of Noncontrolling interest				(96)						96	—
Distributions declared ($0.76 per share)									(130,005)	(748)	(130,753)
BALANCE, December 31, 2020	170,572,964	1,160,494	$ 1,707	$ 3,138,152	$ 17,516	$ (17,516)	$ 1,110,083	$ (7,561)	$ (2,448,238)	$ 10,505	$ 1,804,648
Net income							12,289			77	12,366
Other comprehensive income								5,541		28	5,569
Issuance of Common Shares of Beneficial Interest	226,695		3	3,049							3,052
Issuance of partnership interest in consolidated real estate ventures										2,765	2,765
Redemption of LP Units										(2,334)	(2,334)
Share-based compensation activity	344,656	70,645	2	6,352							6,354
Share Issuance from/(to) Deferred Compensation Plan	(18,058)	(61,436)		(198)	975	(975)					(198)
Reallocation of Noncontrolling interest				(569)						569	—
Distributions declared $0.76 per share)									(130,345)	(658)	(131,003)
BALANCE, December 31, 2021	171,126,257	1,169,703	$ 1,712	$ 3,146,786	$ 18,491	$ (18,491)	$ 1,122,372	$ (2,020)	$ (2,578,583)	$ 10,952	$ 1,701,219
Net income							53,824			168	53,992
Other comprehensive income								5,917		18	5,935
Redemption of LP Units										(4,006)	(4,006)
Share-based compensation activity	469,529	85,384	4	7,714							7,718
Share Issuance from/(to) Deferred Compensation Plan	(25,979)	(75,444)		(312)	1,110	(1,110)					(312)
Reallocation of Noncontrolling interest				(959)			(1)			959	(1)
Distributions declared ($0.76 per share)									(130,822)	(389)	(131,211)
BALANCE, December 31, 2022	171,569,807	1,179,643	$ 1,716	$ 3,153,229	$ 19,601	$ (19,601)	$ 1,176,195	$ 3,897	$ (2,709,405)	$ 7,702	$ 1,633,334

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 53,992	$ 12,366	$ 307,326
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	177,984	178,105	188,283
Amortization of deferred financing costs	3,091	2,836	2,904
Amortization of debt discount/(premium), net	(5,254)	(1,951)	(568)
Amortization of stock compensation costs	8,939	7,130	6,627
Straight-line rent income	(13,631)	(13,485)	(14,743)
Amortization of acquired above (below) market leases, net	(2,581)	(5,377)	(4,867)
Straight-line ground rent expense	814	918	1,455
Provision for doubtful accounts	—	—	1,049
Net gain on real estate venture transactions	(26,718)	(2,973)	(75)
Total gain on sale of real estate	(25,684)	(3,045)	(289,662)
Loss on early extinguishment of debt	435	—	—
Provision for impairment	4,663	—	—
Loss from unconsolidated real estate ventures, including income distributions	23,522	26,697	18,584
Income tax provision (benefit)	55	47	(224)
Changes in assets and liabilities:			
Accounts receivable	1,328	2,506	(2,031)
Other assets	(1,120)	(19,325)	(5,034)
Accounts payable and accrued expenses	5,405	2,974	14,374
Deferred income, gains and rent	1,567	2,986	(12,149)
Other liabilities	2,500	465	14,557
Net cash provided by operating activities	209,307	190,874	225,806
Cash flows from investing activities:			
Acquisition of properties	(3,446)	—	(41,950)
Proceeds from the sale of properties	64,210	10,303	278,114
Proceeds from insurance	—	1,250	—
Proceeds from note receivable	44,300	50,000	—
Issuance of note receivable	—	—	(50,000)
Capital expenditures for tenant improvements	(86,774)	(56,830)	(73,166)
Capital expenditures for redevelopments	(87,223)	(48,022)	(21,664)
Capital expenditures for developments	(89,017)	(30,269)	(65,420)
Advances for the purchase of tenant assets, net of repayments	(447)	270	1,488
Investment in unconsolidated real estate ventures	(47,428)	(31,643)	(719)
Deposits for real estate	(4,900)	(2,550)	—
Capital distributions from unconsolidated real estate ventures	46,898	27,028	9,001
Leasing costs paid	(26,762)	(19,852)	(17,394)
Net cash provided by (used in) investing activities	(190,589)	(100,315)	18,290
Cash flows from financing activities:			
Repayments of mortgage notes payable	—	—	(94,993)
Proceeds from credit facility borrowings	478,000	154,000	318,000
Repayments of credit facility borrowings	(412,500)	(131,000)	(318,000)
Proceeds from unsecured notes	350,000	—	—
Repayments of unsecured notes	(296,134)	—	—
Debt financing costs paid	(9,875)	—	—
Exercise of stock options, net	—	(63)	47
Shares used for employee taxes upon vesting of share awards	(2,941)	(1,762)	(1,346)
Partner contributions to consolidated real estate venture	—	2,765	—
Repurchase and retirement of common shares	—	—	(60,000)
Redemption of limited partnership units	(4,006)	(2,334)	—
Distributions paid to shareholders	(130,724)	(130,255)	(131,150)
Distributions to noncontrolling interest	(451)	(687)	(747)
Net cash used in financing activities	(28,631)	(109,336)	(288,189)
Decrease in cash and cash equivalents and restricted cash	(9,913)	(18,777)	(44,093)
Cash and cash equivalents and restricted cash at beginning of year	28,300	47,077	91,170
Cash and cash equivalents and restricted cash at end of period	$ 18,387	$ 28,300	$ 47,077

Reconciliation of cash and cash equivalents and restricted cash:						
Cash and cash equivalents, beginning of period	$	27,463	$	46,344	$	90,499
Restricted cash, beginning of period		837		733		671
Cash and cash equivalents and restricted cash, beginning of period	$	28,300	$	47,077	$	91,170
Cash and cash equivalents, end of period	$	17,551	$	27,463	$	46,344
Restricted cash, end of period		836		837		733
Cash and cash equivalents and restricted cash, end of period	$	18,387	$	28,300	$	47,077

	Year Ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosure:			
Cash paid for interest, net of capitalized interest during the years ended December 31, 2022, 2021 and 2020 of $10,517, $8,689 and $4,650 respectively	$ 85,761	$ 72,391	$ 79,498
Cash paid for income taxes	902	785	688
Supplemental disclosure of non-cash activity:			
Dividends and distributions declared but not paid	32,792	32,765	32,706
Extinguishment of debt costs accrued in financing activities	393	—	—
Change in investment in real estate ventures as a result of deconsolidation	107,057	32,761	—
Change in operating real estate from deconsolidation of operating properties	(92,009)	(30,073)	427,710
Change in investment in real estate ventures from deconsolidation of operating properties	—	—	(296,262)
Change in mortgage notes payable from deconsolidation of operating properties	—	—	(220,271)
Change in other assets as a result of deconsolidation of operating properties	(15,048)	(2,688)	1,471
Change in capital expenditures financed through accounts payable at period end	(6,135)	22,744	(9,949)
Change in capital expenditures financed through retention payable at period end	(7,165)	(613)	284

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE OPERATING PARTNERSHIP, L.P.
CONSOLIDATED BALANCE SHEETS
(in thousands, except unit and per unit information)

		December 31, 2022		December 31, 2021
ASSETS				
Real estate investments:				
Operating properties	$	3,617,240	$	3,472,602
Accumulated depreciation		(1,063,060)		(957,450)
Right of use asset - operating leases, net		19,664		20,313
Operating real estate investments, net		2,573,844		2,535,465
Construction-in-progress		218,869		277,237
Land held for development		76,499		114,604
Prepaid leasehold interests in land held for development, net		35,576		27,762
Total real estate investments, net		2,904,788		2,955,068
Assets held for sale, net		—		562
Cash and cash equivalents		17,551		27,463
Accounts receivable		11,003		11,875
Accrued rent receivable, net of allowance of $3,947 and $4,133 as of December 31, 2022 and December 31, 2021, respectively		179,771		167,210
Investment in unconsolidated real estate ventures		567,635		435,506
Deferred costs, net		96,639		86,862
Intangible assets, net		18,451		28,556
Other assets		78,667		133,094
Total assets	$	3,874,505	$	3,846,196
LIABILITIES AND PARTNERS' EQUITY				
Unsecured credit facility	$	88,500	$	23,000
Unsecured term loan, net		248,168		249,608
Unsecured senior notes, net		1,628,370		1,580,978
Accounts payable and accrued expenses		132,440		150,151
Distributions payable		32,792		32,765
Deferred income, gains and rent		25,082		23,849
Intangible liabilities, net		10,322		12,981
Lease liability - operating leases		23,166		22,962
Other liabilities		52,331		48,683
Total liabilities	$	2,241,171	$	2,144,977
Commitments and contingencies (See Note 20)				
Redeemable limited partnership units at redemption value; 516,467 and 823,983 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		3,195		11,140
Brandywine Operating Partnership, L.P.'s equity:				
General Partnership Capital; 171,569,807 and 171,126,257 units issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		1,623,738		1,689,611
Accumulated other comprehensive income (loss)		3,569		(2,366)
Total Brandywine Operating Partnership, L.P.'s equity		1,627,307		1,687,245
Noncontrolling interest - consolidated real estate ventures		2,832		2,834
Total partners' equity	$	1,630,139	$	1,690,079
Total liabilities and partners' equity	$	3,874,505	$	3,846,196

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE OPERATING PARTNERSHIP, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except unit and per unit information)

		Year Ended December 31,	
	2022	2021	2020
Revenue			
Rents	$ 470,851	$ 451,519	$ 513,504
Third party management fees, labor reimbursement and leasing	24,132	26,444	18,580
Other	11,117	8,856	2,768
Total revenue	506,100	486,819	534,852
Operating expenses			
Property operating expenses	130,209	121,890	132,172
Real estate taxes	53,645	53,621	63,032
Third party management expenses	10,547	12,800	10,252
Depreciation and amortization	177,984	178,105	188,283
General and administrative expenses	35,006	30,153	30,288
Provision for impairment	4,663	—	—
Total operating expenses	412,054	396,569	424,027
Gain on sale of real estate			
Net gain on disposition of real estate	17,677	142	289,461
Net gain on sale of undepreciated real estate	8,007	2,903	201
Total gain on sale of real estate	25,684	3,045	289,662
Operating income	119,730	93,295	400,487
Other income (expense):			
Interest and investment income	1,905	8,295	1,939
Interest expense	(68,764)	(62,617)	(73,911)
Interest expense - amortization of deferred financing costs	(3,091)	(2,836)	(2,904)
Equity in loss of unconsolidated real estate ventures	(22,016)	(26,697)	(18,584)
Net gain on real estate venture transactions	26,718	2,973	75
Loss on early extinguishment of debt	(435)	—	—
Net income before income taxes	54,047	12,413	307,102
Income tax (provision) benefit	(55)	(47)	224
Net income	53,992	12,366	307,326
Net (income) loss attributable to noncontrolling interests - consolidated real estate ventures	2	3	(20)
Net income attributable to Brandywine Operating Partnership	53,994	12,369	307,306
Nonforfeitable dividends allocated to unvested restricted unitholders	(456)	(421)	(410)
Net income attributable to Common Partnership Unitholders of Brandywine Operating Partnership, L.P.	$ 53,538	$ 11,948	$ 306,896
Basic income per Common Partnership Unit	$ 0.31	$ 0.07	$ 1.77
Diluted income per Common Partnership Unit	$ 0.31	$ 0.07	$ 1.77
Basic weighted average common partnership units outstanding	172,036,481	171,770,843	172,907,713
Diluted weighted average common partnership units outstanding	172,870,758	173,165,898	173,298,710

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE OPERATING PARTNERSHIP, L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 53,992	$ 12,366	$ 307,326
Comprehensive income (loss):			
Unrealized gain (loss) on derivative financial instruments	5,371	4,817	(5,972)
Amortization of interest rate contracts (1)	564	752	752
Total comprehensive income (loss)	5,935	5,569	(5,220)
Comprehensive income	59,927	17,935	302,106
Comprehensive (income) loss attributable to noncontrolling interest - consolidated real estate ventures	2	3	(20)
Comprehensive income attributable to Brandywine Operating Partnership	$ 59,929	$ 17,938	$ 302,086

(1)   Amounts reclassified from comprehensive income to interest expense within the Consolidated Statement of Operations.

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE OPERATING PARTNERSHIP, L.P.
CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY
For the Years ended December 31, 2022, 2021 and 2020
(in thousands, except Units)

	General Partner Capital		Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest - Consolidated Real Estate Ventures	Total Partners' Equity
	Units	Amount			
BALANCE, December 31, 2019	176,480,095	$ 1,674,539	$ (2,715)	$ 1,091	$ 1,672,915
Net income		307,306		20	307,326
Other comprehensive loss			(5,220)		(5,220)
Deferred compensation obligation	32,256	(206)			(206)
Repurchase and retirement of LP units	(6,248,483)	(59,999)			(59,999)
Distributions from consolidated real estate ventures				(22)	(22)
Share-based compensation activity	309,096	6,236			6,236
Sale of partnership interest to consolidated real estate venture				(1,017)	(1,017)
Adjustment of redeemable partnership units to liquidation value at period end....		3,074			3,074
Distributions declared to general partnership unitholders $0.76 per unit)		(130,005)			(130,005)
BALANCE, December 31, 2020	170,572,964	$ 1,800,945	$ (7,935)	$ 72	$ 1,793,082
Net income		12,369		(3)	12,366
Other comprehensive income			5,569		5,569
Deferred compensation obligation	(18,058)	(198)			(198)
Issuance of LP Units	226,695	3,052			3,052
Repurchase and retirement of LP units		(2,334)			(2,334)
Issuance of partnership interest in consolidated real estate ventures				2,765	2,765
Share-based compensation activity	344,656	6,354			6,354
Adjustment of redeemable partnership units to liquidation value at period end....		(232)			(232)
Distributions declared to general partnership unitholders ($0.76 per unit)		(130,345)			(130,345)
BALANCE, December 31, 2021	171,126,257	$ 1,689,611	$ (2,366)	$ 2,834	$ 1,690,079
Net income		53,994		(2)	53,992
Other comprehensive income			5,935		5,935
Deferred compensation obligation	(25,979)	(312)			(312)
Repurchase and retirement of LP units		(4,006)			(4,006)
Share-based compensation activity	469,529	7,718			7,718
Adjustment of redeemable partnership units to liquidation value at period end....		7,555			7,555
Distributions declared to general partnership unitholders ($0.76 per unit)		(130,822)			(130,822)
BALANCE, December 31, 2022	171,569,807	$ 1,623,738	$ 3,569	$ 2,832	$ 1,630,139

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE OPERATING PARTNERSHIP L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 53,992	$ 12,366	$ 307,326
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	177,984	178,105	188,283
Amortization of deferred financing costs	3,091	2,836	2,904
Amortization of debt discount/(premium), net	(5,254)	(1,951)	(568)
Amortization of stock compensation costs	8,939	7,130	6,627
Straight-line rent income	(13,631)	(13,485)	(14,743)
Amortization of acquired above (below) market leases, net	(2,581)	(5,377)	(4,867)
Straight-line ground rent expense	814	918	1,455
Provision for doubtful accounts	—	—	1,049
Net gain on real estate venture transactions	(26,718)	(2,973)	(75)
Loss on promoted interest in unconsolidated real estate venture	—	—	—
Total gain on sale of real estate	(25,684)	(3,045)	(289,662)
Loss on early extinguishment of debt	435	—	—
Provision for impairment	4,663	—	—
Loss from unconsolidated real estate ventures, including income distributions	23,522	26,697	18,584
Income tax provision (benefit)	55	47	(224)
Changes in assets and liabilities:			
Accounts receivable	1,328	2,506	(2,031)
Other assets	(1,120)	(19,325)	(5,034)
Accounts payable and accrued expenses	5,405	2,974	14,374
Deferred income, gains and rent	1,567	2,986	(12,149)
Other liabilities	2,500	465	14,557
Net cash provided by operating activities	209,307	190,874	225,806
Cash flows from investing activities:			
Acquisition of properties	(3,446)	—	(41,950)
Proceeds from the sale of properties	64,210	10,303	278,114
Proceeds from insurance	—	1,250	—
Proceeds from note receivable	44,300	50,000	—
Issuance of note receivable	—	—	(50,000)
Capital expenditures for tenant improvements	(86,774)	(56,830)	(73,166)
Capital expenditures for redevelopments	(87,223)	(48,022)	(21,664)
Capital expenditures for developments	(89,017)	(30,269)	(65,420)
Advances for the purchase of tenant assets, net of repayments	(447)	270	1,488
Investment in unconsolidated real estate ventures	(47,428)	(31,643)	(719)
Deposits for real estate	(4,900)	(2,550)	—
Capital distributions from unconsolidated real estate ventures	46,898	27,028	9,001
Leasing costs paid	(26,762)	(19,852)	(17,394)
Net cash provided by (used in) investing activities	(190,589)	(100,315)	18,290
Cash flows from financing activities:			
Repayments of mortgage notes payable	—	—	(94,993)
Proceeds from credit facility borrowings	478,000	154,000	318,000
Repayments of credit facility borrowings	(412,500)	(131,000)	(318,000)
Proceeds from unsecured notes	350,000	—	—
Repayments of unsecured notes	(296,134)	—	—
Debt financing costs paid	(9,875)	—	—
Exercise of stock options, net	—	(63)	47
Shares used for employee taxes upon vesting of share awards	(2,941)	(1,762)	(1,346)
Partner contributions to consolidated real estate venture	—	2,765	—
Repurchase and retirement of common units	—	—	(60,000)
Redemption of limited partnership units	(4,006)	(2,334)	—
Distributions paid to preferred and common partnership units	(131,175)	(130,942)	(131,897)
Net cash used in financing activities	(28,631)	(109,336)	(288,189)
Decrease in cash and cash equivalents and restricted cash	(9,913)	(18,777)	(44,093)
Cash and cash equivalents and restricted cash at beginning of year	28,300	47,077	91,170
Cash and cash equivalents and restricted cash at end of period	$ 18,387	$ 28,300	$ 47,077

Reconciliation of cash and cash equivalents and restricted cash:						
Cash and cash equivalents, beginning of period	$	27,463	$	46,344	$	90,499
Restricted cash, beginning of period		837		733		671
Cash and cash equivalents and restricted cash, beginning of period	$	28,300	$	47,077	$	91,170
Cash and cash equivalents, end of period	$	17,551	$	27,463	$	46,344
Restricted cash, end of period		836		837		733
Cash and cash equivalents and restricted cash, end of period	$	18,387	$	28,300	$	47,077

	Year Ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosure:			
Cash paid for interest, net of capitalized interest during the years ended December 31, 2022, 2021 and 2020 of $10,517, $8,689 and $4,650 respectively	$ 85,761	$ 72,391	$ 79,498
Cash paid for income taxes	902	785	688
Supplemental disclosure of non-cash activity:			
Dividends and distributions declared but not paid	32,792	32,765	32,706
Extinguishment of debt costs accrued in financing activities	393	—	—
Change in investment in real estate ventures as a result of deconsolidation	107,057	32,761	—
Change in operating real estate from deconsolidation of operating properties	(92,009)	(30,073)	427,710
Change in investment in real estate ventures from deconsolidation of operating properties	—	—	(296,262)
Change in mortgage notes payable from deconsolidation of operating properties	—	—	(220,271)
Change in other assets as a result of deconsolidation of operating properties	(15,048)	(2,688)	1,471
Change in capital expenditures financed through accounts payable at period end	(6,135)	22,744	(9,949)
Change in capital expenditures financed through retention payable at period end	(7,165)	(613)	284

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE PARENT COMPANY AND THE OPERATING PARTNERSHIP

Brandywine Realty Trust (the Parent "Company") is a self-administered and self-managed real estate investment trust ("REIT") engaged in the acquisition, development, redevelopment, ownership, management, and operation of a portfolio of office and mixed-use properties. The Parent Company owns its assets and conducts its operations through Brandywine Operating Partnership, L.P. (the "Operating Partnership") and subsidiaries of the Operating Partnership. The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2022, owned a 99.7% interest in the Operating Partnership. The Parent Company's common shares of beneficial interest are publicly traded on the New York Stock Exchange under the ticker symbol "BDN." The Parent Company, the Operating Partnership, and their consolidated subsidiaries are collectively referred to as the "Company."

As of December 31, 2022, the Company owned 77 properties that contained an aggregate of approximately 13.6 million net rentable square feet (collectively, the "Properties"). The Company's core portfolio of operating properties (the "Core Properties") excludes development properties, redevelopment properties, and properties held for sale. The Properties were comprised of the following as of December 31, 2022:

	Number of Properties	Rentable Square Feet
Office properties	67	11,848,707
Mixed-use properties	5	942,334
Core Properties	72	12,791,041
Development property	2	350,488
Redevelopment properties	3	436,659
The Properties	77	13,578,188

In addition to the Properties, as of December 31, 2022, the Company owned 159.9 acres of land held for development. The Company also held a leasehold interest in one land parcel totaling 0.8 acres, acquired through a prepaid 99-year ground lease, and held options to purchase approximately 55.1 additional acres of undeveloped land. As of December 31, 2022, the total potential development that this inventory of land could support under current zoning and entitlements, including the parcels under option, amounted to an estimated 11.9 million square feet.

As of December 31, 2022, the Company also owned economic interests in twelve unconsolidated real estate ventures (see Note 4 "Investment in Unconsolidated Real Estate Ventures" for further information). The Properties and the properties owned by the unconsolidated real estate ventures are primarily located in or near Philadelphia, Pennsylvania; Austin, Texas; Metropolitan Washington, D.C.; Southern New Jersey; and Wilmington, Delaware.

All references to building square footage, rentable square feet, acres, occupancy percentage, the number of buildings, and tax basis are unaudited.

The Company conducts its third-party real estate management services business primarily through seven management companies (collectively, the "Management Companies"): Brandywine Realty Services Corporation ("BRSCO"), BDN Management Inc. ("BMI"), Brandywine Properties I Limited, Inc. ("BPI"), BDN Brokerage, LLC ("BBL"), Brandywine Properties Management, L.P. ("BPM"), Brandywine Brokerage Services, LLC ("BBS"), and BDN GC Services LLC ("BGCS"). Each of BRSCO, BMI and BPI is a taxable REIT subsidiary. BBS, BBL, BPM, and BGCS are tax disregarded entities wholly owned by the taxable REIT subsidiary entities. As of December 31, 2022, the Operating Partnership owned, directly and indirectly, 100% of each of BRSCO, BMI, BPI, BBL, BPM, BBS, and BGCS. As of December 31, 2022, the Management Company subsidiaries were managing properties containing an aggregate of approximately 23.0 million net rentable square feet, of which approximately 13.6 million net rentable square feet related to Properties owned by the Company and approximately 9.4 million net rentable square feet related to properties owned by third parties and unconsolidated real estate ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Depreciable Lives of Real Estate Investments

In accordance with its policy, the Company reviews the estimated useful lives of its real estate investments on an ongoing basis. The estimated useful lives of seven operating properties in Austin, Texas were modified to reflect the estimated periods during which these assets will remain in service pursuant to the Company's Uptown ATX master development plans. The estimated useful lives of these properties were decreased from approximately 35 to approximately 12 coinciding with the remaining terms of in-place leases. The effect of this change in estimate was a $9.8 million and $14.6 million increase in depreciation expense during the years ended December 31, 2021 and 2022, respectively.

Principles of Consolidation

The Company consolidates variable interest entities ("VIEs") in which it is considered to be the primary beneficiary. VIEs are entities in which the equity investors do not have sufficient equity at risk to finance their endeavors without additional financial support or that the holders of the equity investment at risk do not have a controlling financial interest. The primary beneficiary is defined by the entity having both of the following characteristics: (i) the power to direct those matters that most significantly impact the activities of the VIE and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. For entities that the Company has the obligations to fund losses, its maximum exposure to loss is not limited to the carrying amount of its investments.

The Company continuously assesses its determination of the primary beneficiary for each entity and assesses reconsideration events that may cause a change in the original determinations.

As of December 31, 2022 and 2021, the Company included in its consolidated balance sheets consolidated VIEs having total assets of $47.3 million and $46.5 million, respectively, and total liabilities of $21.0 million, respectively.

When an entity is not deemed to be a VIE, the Company consolidates entities for which it has significant decision making control over the entity's operations. The Company's judgment with respect to its level of influence or control of an entity involves consideration of various factors including the form of the Company's ownership interest, its representation in the entity's governance, the size of its investment (including loans), estimates of future cash flows, its ability to participate in policy making decisions and the rights of the other investors to participate in the decision making process and to replace the Company as manager and/or liquidate the venture, if applicable. The Company's assessment of its influence or control over an entity affects the presentation of these investments in the Company's consolidated financial statements. In addition to evaluating control rights, the Company consolidates entities in which the outside partner has no substantive kick-out rights to remove the Company as managing member. The portion of the consolidated entities that are not owned by the Company is presented as noncontrolling interest as of and during the periods consolidated. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Operating Properties

Operating properties are carried at historical cost less accumulated depreciation and impairment losses. The value of operating properties reflects their purchase price or development cost. Acquisition costs related to business combinations are expensed as incurred, whereas the costs related to asset acquisitions are capitalized as incurred. Costs incurred for the renovation and betterment of an operating property are capitalized to the Company's investment in that property. Ordinary repairs and maintenance are expensed as incurred.

Purchase Price Allocation

For acquisitions of real estate or in-substance real estate that are accounted for as business combinations, we recognize the assets acquired (including the intangible value of acquired above- or below-market leases, acquired in-place leases and tenant relationship values), liabilities assumed, noncontrolling interests, and previously existing ownership interests at fair value as of the acquisition date. Any excess (deficit) of the consideration transferred relative to the fair value of the net assets acquired is accounted for as goodwill (bargain purchase gain). Acquisition costs related to business combinations are expensed as incurred.

Acquisitions of real estate and in-substance real estate that do not meet the definition of a business are accounted for as asset acquisitions. The Company generally expects that acquisitions of real estate or in-substance real estate will not meet the definition of business and therefore are accounted for as asset acquisitions, unless specifically noted otherwise. The accounting model for asset acquisitions is similar to the accounting model for business combinations except that the acquisition consideration (including acquisition costs) is allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. As a result, asset acquisitions do not result in recognition of goodwill or a bargain purchase gain. Additionally, because the accounting model for asset acquisitions is a cost accumulation model, preexisting interests in the acquired assets, if any, are not remeasured to fair value but continue to be accounted for at their historical cost. Direct acquisition costs are capitalized if an asset acquisition is probable. If we determine that an asset acquisition is no longer probable, no new costs are capitalized and all capitalized costs that are not recoverable are written off.

The purchase price is allocated to the acquired assets and assumed liabilities, including land and buildings, as if vacant based on highest and best use for the acquired assets. The Company assesses and considers fair value of the operating properties based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The Company allocates the purchase price of properties considered to be business combinations and asset acquisitions to net tangible and identified intangible assets acquired based on fair values. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) the Company's estimate of the fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancellable term of the lease (including the below market fixed renewal periods that are considered probable, if applicable). Capitalized above-market lease values are amortized as a reduction of rental income over the remaining noncancellable terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining noncancellable terms of the respective leases, including any below market fixed-rate renewal option periods that are considered probable.

Other intangible assets also include in-place leases based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. The Company estimates the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. This intangible asset is amortized to expense over the remaining term of the respective leases and any fixed-rate bargain renewal periods. Factors considered by the Company in this analysis include an estimate of the carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance, and other operating expenses, and estimates of lost rents at market rates during the expected lease-up periods, which primarily range from four to twelve months. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company also uses the information obtained as a result of its pre-acquisition due diligence as part of its consideration of the accounting standard governing asset retirement obligations and when necessary, will record a conditional asset retirement obligation as part of its purchase price. The Company also evaluates tenant relationships on a tenant-specific basis. On most of the Company's acquisitions, this intangible has not been material and, as a result, no value has been assigned.

In the event that a tenant terminates its lease, the unamortized portion of each intangible, including in-place lease values and tenant relationship values, is charged to expense and market rate adjustments (above or below) are recorded to revenue.

Depreciation and Amortization

The costs of buildings and improvements are depreciated using the straight-line method based on the following useful lives: buildings and improvements (5 to 55 years) and tenant improvements (the shorter of (i) the life of the asset (1 to 16 years) or (ii) the lease term).

Construction-in-Progress

Project costs directly associated with the development or redevelopment and construction of a real estate project are capitalized as construction-in-progress. Construction-in-progress also includes costs related to ongoing tenant improvement projects. In addition, interest, real estate taxes, and other expenses that are directly associated with the Company's development or redevelopment activities are capitalized beginning when activities necessary to ready the asset for its intended use are in progress and capital expenditures have been made and ending when the property is placed in service. Interest expense is capitalized using the Company's weighted average interest rate. Internal direct costs are capitalized to projects in which qualifying expenditures are being incurred. See Note 3 "Real Estate Investments," for more information related to the capitalization of project costs.

Ground Leases

The Company is the lessee under long-term ground leases classified as operating leases. The Company makes significant assumptions and judgments when determining the discount rate for the lease to calculate the present value of the lease payments. As the rate implicit in the lease is not readily determinable, the Company estimates the incremental borrowing rate ("IBR") that it would need to pay to borrow, on a collateralized basis, an amount equal to the lease payments in a similar economic environment, over a similar lease term. The Company utilizes a market-based approach to estimate the IBR for each individual lease. The base IBR is estimated utilizing observable mortgage and corporate bond rates, which are then adjusted to account for considerations related to the Company's credit rating and the lease term to select an incremental borrowing rate for each lease.

The right of use assets and lease liabilities are presented as "Right of use asset - operating leases, net" and "Lease liability - operating leases", respectively, on the consolidated balance sheet as of December 31, 2022 and 2021, respectively. The lease liabilities and right of use assets are amortized on a straight-line basis over the lease term with the corresponding expense classified in "Property operating expenses" on the consolidated statements of operations.

The most recent CPI adjustment is used to determine the present value of the lease payments for an indexed lease and ultimately the right of use asset and corresponding lease liability. Rent payments for amounts in excess of this estimated growth rate will be expensed on a cash basis as incurred and are considered variable lease costs.

Impairment of Real Estate Investments

The Company reviews its real estate investments for impairment following the end of each quarter for each of its real estate investments where events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company updates leasing and other assumptions regularly, paying particular attention to real estate investments where there is an event or change in circumstances that indicates an impairment in value. Additionally, the Company considers strategic decisions regarding the future development plans for real estate investment under development and other market factors. For real estate investments to be held and used, the Company analyzes recoverability based on the estimated undiscounted future cash flows expected to be generated from the operations and eventual disposition of the assets over, in most cases, a 10-year hold period. If there is significant possibility that the Company will dispose of assets earlier, it analyzes the recoverability using a probability weighted analysis of the undiscounted future cash flows expected to be generated from the operations and eventual disposition of each asset using various probable hold periods. If the recoverability analysis indicates that the carrying value of the tested real estate investment is not recoverable, the real estate investment is written down to its fair value and an impairment is recognized in the amount of the excess of the carrying amount of the asset over its fair value. If and when the Company's plans change, it revises its recoverability analysis to use cash flows expected from operations and eventual disposition of each asset using hold periods that are consistent with its revised plans.

Estimated future cash flows used in such analysis are based on the Company's plans for the real estate investment and its views of market economic conditions. The estimates consider assumptions, including but not limited to market rental rates, capitalization rates, and recent sales data for comparable real estate investments. Future cash flows are discounted when determining fair value of an asset. Most of these assumptions are influenced by our direct experience with the real estate investments and their markets as well as market data obtained from real estate leasing and brokerage firms.

Assets Held for Sale

The Company generally reclassifies assets to held for sale when the transaction has been approved by its Board of Trustees, or by officers vested with authority to approve the transaction, and there are no known significant contingencies relating to the sale of the real estate investment within one year of the consideration date and the consummation of the transaction is otherwise considered probable. When a real estate investment is designated as held for sale, the Company stops depreciating the real estate investment and estimates the real estate investment's fair value, net of selling costs. If the determination is made that the estimated fair value, net of selling costs, is less than the net carrying value of the real estate investment, an impairment is recognized, reducing the net carrying value of the real estate investment to estimated fair value less selling costs. For periods in which a real estate investment is classified as held for sale, the Company classifies the assets and liabilities, as applicable, of the real estate investment as held for sale on the consolidated balance sheet for such periods.

Impairment of Land Held for Development

When demand for build-to-suit properties declines and the ability to sell land held for development deteriorates, or other market factors indicate possible impairment in the recoverability of land held for development, it is reviewed for impairment by comparing its fair value to its carrying value. If the estimated sales value is less than the carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is generally determined using a market valuation approach, comparing the subject property to recent comparable market transactions in a similar location; or using estimated cash flows.

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less. The Company maintains cash equivalents in money market accounts with financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions. The Company does not invest its available cash balances in money market funds. As such, available cash balances are appropriately reflected as cash and cash equivalents on the consolidated balance sheets.

Restricted Cash

Restricted cash consists of cash held as collateral to provide credit enhancement for the Company's mortgage debt, cash for property taxes, capital expenditures and tenant improvements. Restricted cash also includes cash held by qualified intermediaries for possible investments in like-kind exchanges in accordance with Section 1031 of the Internal Revenue Code in connection with sales of the Company's properties. Restricted cash is included in "Other assets" in the consolidated balance sheets.

Accounts Receivable and Accrued Rent Receivable

Generally, leases with tenants are accounted for as operating leases. Minimum lease payments under tenant leases are recognized on a straight-line basis over the term of the related lease. The cumulative difference between lease revenue recognized under the straight-line method and contractual lease payment terms are recorded as "Accrued rent receivable, net" on the consolidated balance sheets. Included in current tenant receivables are tenant reimbursements which are comprised of amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred.

Accrued rent receivables are carried net of the allowances for doubtful accounts. The allowance for doubtful accounts is an estimate based on the Company's experience of the probability of future events confirming a loss and represents the estimated probable losses. The allowance is generally calculated by assigning risk factors by industry which are primarily based on the Company's historical collection and charge-off experience adjusted for current market conditions, which requires management's judgment.

Investments in Unconsolidated Real Estate Ventures

Under the equity method, investments in real estate ventures are recorded initially at cost and subsequently adjusted for equity in earnings, contributions, distributions, and impairments. The Company generally allocates income and losses from the unconsolidated real estate ventures based on the venture's distribution priorities, which may be different from its stated ownership percentage. For real estate ventures that are constructing assets to commence planned principal operations, the Company capitalizes interest expense to the extent that it is recoverable using the Company's weighted average interest rate of consolidated debt and its investment balance as a basis. Planned principal operations commence when a property is available to lease and at that point in time, the Company ceases capitalizing interest to its investment basis.

At least quarterly, management assesses whether there are any other than temporary impairment indicators of the Company's investments in real estate ventures. If any indicators of impairment are present, we calculate the fair value of the investment in the unconsolidated real estate venture. An investment is other than temporarily impaired only if the fair value of the investment in a real estate venture, as estimated by management, is less than the carrying value and the decline is other than temporary. To the extent that an other than temporary impairment has occurred, an impairment charge is recorded in the amount of the excess of the carrying amount of the investment over the estimated fair value. Management is required to make significant judgments about the estimated fair value of its investments to determine if an impairment exists. Fair value is generally determined through income valuation approaches, including discounted cash flows and direct capitalization models.

When the Company acquires an interest in or contributes assets to a real estate venture project, the difference between the Company's cost basis in the investment and the value of the real estate venture or asset contributed is amortized over the life of the related assets, intangibles, and liabilities and such adjustment is included in the Company's share of equity in income of unconsolidated real estate ventures.

Deferred Costs

Certain costs incurred in connection with property leasing are capitalized as deferred leasing costs. Deferred leasing costs consist primarily of third-party and internal leasing commissions that are amortized using the straight-line method over the life of the respective lease which generally ranges from 1 to 16 years. Management re-evaluates the remaining useful lives of leasing costs in conjunction with changes in the respective lease term.

Notes Receivable

The Company accounts for notes receivable on its balance sheet at amortized cost, net of allowance for loan losses. Interest income is recognized over the term of the notes receivable and is calculated based on the contractual terms of each note agreement. At inception and on a quarterly basis, the Company evaluates notes receivable for the current estimate of expected credit losses over the contractual term using a probability-of-default method and reports in net income (as a credit loss expense) the amount necessary to adjust the allowance for credit losses to reflect management's current estimate. Management considers performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor in its evaluation.

Notes receivable are placed on nonaccrual status when management determines, after considering economic and business conditions and collection efforts, that the loans are impaired, or collection of interest is doubtful. Uncollectible interest previously accrued is recognized as bad debt expense. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received.

Deferred Financing Costs

Costs incurred in connection with debt financing are capitalized as a direct deduction from the carrying value of the debt, except for costs capitalized related to the Company's unsecured credit facility, which are capitalized within the "Deferred costs, net" caption on the accompanying consolidated balance sheets. Deferred financing costs are charged to interest expense over the terms of the related debt agreements. Deferred financing costs consist primarily of loan fees which are amortized over the related loan term on a basis that approximates the effective interest method. Deferred financing costs are accelerated, when debt is extinguished, as part of the "Interest expense-amortization of deferred financing costs" caption within the Company's consolidated statements of operations. Original issue discounts are recognized as part of the gain or loss on extinguishment of debt, as appropriate.

Revenue Recognition

Rental Revenue

The Company generates revenue under leases with tenants occupying the Properties. Generally, leases with tenants are accounted for as operating leases. The operating leases have various expiration dates. As of December 31, 2022 and 2021, the Company did not have any leases classified as direct-financing or sales-type leases.

Fixed lease payments under tenant leases, determined to be collectible, are recognized on a straight-line basis over the term of the related lease. The cumulative difference between lease revenue recognized under the straight-line method and contractual lease payments are recorded as "Accrued rent receivable" on the consolidated balance sheets. Variable lease payments are recognized as lease revenue in the period in which changes occur in facts and circumstances on which the variable lease payments are based.

Topic 842 requires a binary approach to evaluating leases for collectability. Lessors are required to determine if it is probable that substantially all of the lease payments will be collected from the tenant over the lease term. Should the lessor determine that it is not probable that substantially all of the lease payments will be collected, the standard requires that the lessor write off any accrued rent receivable and begin recognizing lease payments on a cash basis.

The Company's lease revenue is impacted by the Company's determination of whether improvements to the property, whether made by the Company or by the tenant, are landlord assets. The determination of whether an improvement is a landlord asset requires judgment. In making this judgment, the Company's primary consideration is whether an improvement would be utilizable by another tenant upon the then-existing tenant vacating the improved space. If the Company has funded an improvement that it determines not to be landlord assets, then it treats the cost of the improvement as a lease incentive. If the tenant has funded an improvement that the Company determines to be landlord assets, then the Company treats the costs of the improvement as deferred revenue and amortizes these costs into revenue over the lease term.

For certain leases, the Company also makes significant assumptions and judgments in determining the lease term, including assumptions when the lease provides the tenant with an early termination option or purchase option. The lease term impacts the period over which the Company determines and records lease payments and also impacts the period over which it amortizes lease-related costs. The Company considers all relevant factors that create an economic incentive for the lessee and uses judgment to determine if those factors, considered together, signify that the lessee is reasonably certain to exercise the option. For leases where a tenant executes a lease termination, termination fees are generally recognized over the modified term of the lease as rental income. Additionally, any deferred rents receivable are accelerated over the modified lease term.

The Company's leases also typically provide for tenant reimbursement of a portion of common area maintenance expenses and other operating expenses to the extent that a tenant's pro rata share of expenses exceeds a base year level set in the lease or to the extent that the tenant has a lease on a triple net basis. As the timing and pattern of revenue recognition is the same, rents and tenant reimbursements are treated as a combined lease component and included in the "Rents" caption within the Company's consolidated statements of operations.

Fixed lease payments include contractual rents under lease agreements with tenants recognized on a straight-line basis over the lease term, including amortization of lease incentives and above or below market rent intangibles, and parking income that is fixed under a long-term contract. Variable lease payments include reimbursements billed to tenants, termination fees, bad debt expense, and parking income that is not fixed under a long-term contract.

Point of Sale Revenue

Point of sale revenue consists of parking, restaurant, and flexible stay revenue from the Company's hotel operations. Point of sale service obligations are performed daily, and the customer obtains control of those services simultaneously as they are performed. Accordingly, revenue is recorded on an accrual basis as it is earned, coinciding with the services that are provided to the Company's customers. Parking and flexible stay revenue is recognized within rents and restaurant income is recognized within other income on the consolidated statements of operations.

Third party management fees, labor reimbursement, and leasing

The Company performs property management services for its managed real estate ventures and third-party property owners of real estate that consist of: (i) providing leasing services, (ii) property inspections, (iii) repairs and maintenance monitoring, and (iv) financial and accounting oversight. For these services, the Company earns management fees monthly, which are based on a fixed percentage of each managed property's financial results, and is reimbursed for the labor costs incurred by its property management employees as services are rendered to the property owners. The Company determined that control over the services is passed to its customers simultaneously as performance occurs. Accordingly, management fee revenue is earned as the services are provided to the Company's customers.

Lease commissions are earned when the Company, as a broker for the third party property owner, executes a lease agreement with a tenant. Based on the terms of the Company's lease commission contracts, the Company's performance obligation to the customer has been completed upon execution of each lease agreement. The Company's lease commissions are earned based on a fixed percentage of rental income generated for each executed lease agreement and there is no variable income component.

Development fee revenue is earned through two different sources: (i) the Company performs development services for third parties as an agent and earns fixed development fees based on a percentage of construction costs incurred over the construction period, and (ii) the Company acts as a general contractor on behalf of one of its managed real estate ventures. The Company acts as the principal construction company for the real estate ventures and records gross revenue as it provides construction services based on the quantifiable construction outputs.

In applying the cost based output method of revenue recognition, the Company uses the actual costs incurred relative to the total estimated costs to determine its progress towards contract completion and to calculate the corresponding gross revenue and gross profit to recognize. For any costs that do not contribute to satisfying the Company's performance obligations, it excludes such costs from its output methods of revenue recognition as the amounts are not reflective of transferring control of the outputs to the customer. The use of estimates in this calculation involves significant judgment.

Common Development Cost Estimates for Contributions to Development Joint Ventures

When land is contributed to a development joint venture, estimated common development costs include actual costs incurred and estimates of future common development costs benefiting the property sold. When land is sold, common development costs, if they cannot be specifically identified, are allocated to each sold parcel based upon its relative sales value. For purposes of allocating common development costs, estimates of future sales proceeds and common development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining land parcels available for sale. The common development cost estimates for development joint ventures are highly judgmental as they are sensitive to cost escalation, sales price escalation and pace of absorption, which are subject to judgment and are affected by expectations about future market or economic conditions. Changes in the assumptions used to estimate future common development costs could result in a significant impact on the amounts recorded as net gain on disposition of real estate or net gain on sale of undepreciated real estate.

The following is a summary of revenue earned by the Company's reportable segments (see Note 19 "Segment Information," for further information) during the year ended December 31, 2022 (in thousands):

	Philadelphia CBD	Pennsylvania Suburbs	Austin, Texas	Metropolitan Washington, D.C.	Other	Corporate (a)	Total
Fixed rent	$ 151,034	$ 116,926	$ 60,831	$ 16,686	$ 9,805	$ (1,895)	$ 353,387
Variable rent	51,346	11,615	32,958	1,283	2,644	(35)	99,811
Total lease revenue	202,380	128,541	93,789	17,969	12,449	(1,930)	453,198
Amortization of deferred market rents	1,308	10	1,264	—	—	—	2,582
Daily parking & hotel flexible stay	14,390	—	361	84	236	—	15,071
Total rents	218,078	128,551	95,414	18,053	12,685	(1,930)	470,851
Third party management fees, labor reimbursement and leasing	287	35	486	3,723	1,988	17,613	24,132
Other income	2,510	354	429	123	38	7,663	11,117
Total revenue	$ 220,875	$ 128,940	$ 96,329	$ 21,899	$ 14,711	$ 23,346	$ 506,100

The following is a summary of revenue earned by the Company's reportable segments (see Note 19 "Segment Information," for further information) during the year ended December 31, 2021 (in thousands):

	Philadelphia CBD	Pennsylvania Suburbs	Austin, Texas	Metropolitan Washington, D.C.	Other	Corporate (a)	Total
Fixed rent	$ 149,441	$ 113,748	$ 62,545	$ 12,410	$ 8,020	$ (2,240)	$ 343,924
Variable rent	41,585	10,358	34,850	646	2,660	(257)	89,842
Total lease revenue	191,026	124,106	97,395	13,056	10,680	(2,497)	433,766
Amortization of deferred market rents	2,064	(9)	3,322	—	—	—	5,377
Daily parking & hotel flexible stay	11,758	159	109	117	233	—	12,376
Total rents	204,848	124,256	100,826	13,173	10,913	(2,497)	451,519
Third party management fees, labor reimbursement and leasing	893	34	452	6,548	3,077	15,440	26,444
Other income	2,117	276	402	144	25	5,892	8,856
Total revenue	$ 207,858	$ 124,566	$ 101,680	$ 19,865	$ 14,015	$ 18,835	$ 486,819

The following is a summary of revenue earned by the Company's reportable segments (see Note 19 "Segment Information," for further information) during the year ended December 31, 2020 (in thousands):

	Philadelphia CBD	Pennsylvania Suburbs	Austin, Texas	Metropolitan Washington, D.C.	Other	Corporate (a)	Total
Fixed rent......................	$ 166,286	$ 128,044	$ 63,366	$ 29,830	$ 8,064	$ (2,412)	$ 393,178
Variable rent.................	51,410	12,951	35,123	3,544	2,401	(1,343)	104,086
Total lease revenue	217,696	140,995	98,489	33,374	10,465	(3,755)	497,264
Amortization of deferred market rents....	1,146	(12)	3,531	—	203	—	4,868
Daily parking & hotel flexible stay	10,777	179	49	135	232	—	11,372
Total rents......................	229,619	141,162	102,069	33,509	10,900	(3,755)	513,504
Third party management fees, labor reimbursement and leasing...........................	927	39	689	6,541	2,560	7,824	18,580
Other income	1,482	412	224	173	9	468	2,768
Total revenue................	$ 232,028	$ 141,613	$ 102,982	$ 40,223	$ 13,469	$ 4,537	$ 534,852

(a)   Corporate includes intercompany eliminations necessary to reconcile to consolidated Company totals.

Income Taxes

Parent Company

The Parent Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to continue to qualify as a REIT, the Parent Company is required to, among other things, distribute at least 90% of its annual REIT taxable income to its shareholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Parent Company is not subject to federal and state (in states that follow federal rules) income taxes with respect to the portion of its income that meets certain criteria and is distributed annually to its shareholders. Accordingly, a nominal provision for federal and state (as applicable) income taxes is included in the accompanying consolidated financial statements with respect to the operations of the Parent Company. The Parent Company intends to continue to operate in a manner that allows it to meet the requirements for taxation as a REIT. If the Parent Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state (as applicable) income taxes and may not be able to qualify as a REIT for the four tax years following the year in which it first failed to qualify. The Parent Company is subject to certain local income taxes. Provision for federal income taxes is recorded in the income tax provision line item and state and local income taxes have been included in operating expenses in the Parent Company's consolidated statements of operations.

The tax basis of the Parent Company's assets was $3.2 billion and $3.1 billion for the years ended December 31, 2022 and December 31, 2021, respectively.

The Parent Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Parent Company's ordinary income and (b) 95% of the Parent Company's net capital gain exceeds cash distributions and certain taxes paid by the Parent Company. No excise tax was incurred in 2022, 2021 or 2020.

The Parent Company has elected to treat several of its subsidiaries as taxable REIT subsidiaries (each a "TRS"). A TRS is subject to federal, state and local income tax. In general, a TRS may perform non-customary services for tenants, hold assets that the Parent Company, as a REIT, cannot hold directly and generally may engage in any real estate or non-real estate related business. The Company's taxable REIT subsidiaries did not have material tax provisions or deferred income tax items as of December 31, 2022 and December 31, 2021.

Operating Partnership

In general, the Operating Partnership is not subject to federal and state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements. The partners of the Operating Partnership are required to include their respective share of the Operating Partnership's profits or losses in their respective tax returns. The Operating Partnership's tax returns and the amount of allocable partnership profits and losses are subject to examination by federal and state taxing authorities. For any year beginning on or after January 1, 2017, the Operating Partnership can be assessed with federal income tax in the course of an audit by the IRS. Under the partnership audit rules included in the Bipartisan Budget Act of 2015, the Operating Partnership has the option to make a push-out election and allocate the partnership adjustments to all the former partners for the tax year under audit.

The tax basis of the Operating Partnership's assets was $3.2 billion and $3.1 billion for the years ended December 31, 2022 and December 31, 2021, respectively.

The Operating Partnership may elect to treat a subsidiary as a REIT under Sections 856 through 860 of the Code, if applicable. Each subsidiary REIT would be required to meet the requirements for treatment as a REIT under Sections 856 through 860 of the Code. If a subsidiary REIT fails to qualify as a REIT in any taxable year, that subsidiary REIT would be subject to federal and state income taxes and would not be able to qualify as a REIT for the four subsequent taxable years. Also, each subsidiary REIT would be subject to certain local income taxes.

The Operating Partnership has elected to treat several of its subsidiaries as TRSs, which are subject to federal, state and local income tax.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income available to common shareholders, as adjusted for unallocated earnings, if any, of certain securities, by the weighted average number of common shares outstanding during the year. Diluted EPS reflects the potential dilution that could occur from common shares issuable in connection with awards under share-based compensation plans, including upon the exercise of stock options, and conversion of the noncontrolling interests in the Operating Partnership. Anti-dilutive shares are excluded from the calculation.

Earnings Per Unit

Basic earnings per unit is computed by dividing net income available to common unitholders, as adjusted for unallocated earnings, if any, of certain securities issued by the Operating Partnership, by the weighted average number of common unit equivalents outstanding during the year. Diluted earnings per unit reflects the potential dilution that could occur from units issuable in connection with awards under share-based compensation plans, including upon the exercise of stock options. Anti-dilutive units are excluded from the calculation.

Share-Based Compensation Plans

The Parent Company maintains a shareholder-approved equity-incentive plan known as the Amended and Restated 1997 Long-Term Incentive Plan (the "1997 Plan"). The 1997 Plan is administered by the Compensation Committee of the Parent Company's Board of Trustees. Under the 1997 Plan, the Compensation Committee is authorized to award equity and equity-based awards, including incentive stock options, non-qualified stock options, restricted share rights and performance-based share units. The Company's share-based employee compensation plan is described more fully in Note 15 "Share Based Compensation, 401(k) Plan and Deferred Compensation."

Comprehensive Income

Comprehensive income is recorded in accordance with the provisions of the accounting standard for comprehensive income. The accounting standard establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income includes the effective portions of changes in the fair value of derivatives.

Accounting for Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments and hedging activities in accordance with the accounting standard for derivative and hedging activities. The accounting standard requires the Company to measure every derivative instrument (including certain derivative instruments embedded in other contracts) at fair value and record them on the balance sheet as either an asset or liability. See disclosures below related to the accounting standard for fair value measurements and disclosures.

For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income while the ineffective portions are recognized in earnings.

The Company actively manages its ratio of fixed-to-floating rate debt. To manage its fixed and floating rate debt in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements as cash flow hedges, under which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts.

Fair Value Measurements

The Company estimates the fair value of its derivatives in accordance with the accounting standard for fair value measurements and disclosures. The accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access;
- Level 2 inputs are inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and
- Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little if any, related market activity or information.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Non-financial assets and liabilities recorded at fair value on a non-recurring basis include non-financial assets and liabilities measured at fair value in a purchase price allocation and the impairment. The fair values assigned to the Company's purchase price allocations primarily utilize Level 3 inputs. The fair value assigned to the long-lived assets and equity method investments for which there was impairment recorded utilize Level 3 inputs.

Risks and Uncertainties - COVID-19

The ongoing global COVID-19 pandemic, has slowed global economic activity and caused significant volatility in financial markets, causing many to fear a global recession. The responses of many countries, including the U.S., have disrupted the global economy and supply chains and adversely impacted many industries, including owners and developers of real estate. Moreover, there is significant uncertainty related to the COVID-19 pandemic's impact on the U.S. economy and consumer confidence. Demand for space at the Company's properties is dependent on a variety of macroeconomic factors, such as employment levels, interest rates, changes in stock market valuations, rent levels and availability of competing space. The extent to which the COVID-19 pandemic impacts the Company's results will depend on future developments, many of which are highly uncertain and cannot be predicted. The COVID-19 pandemic has caused continued negative economic impacts, market volatility, and business disruption, which could negatively impact the Company's tenants' ability to pay rent, the

Company's ability to lease vacant space, and the Company's ability to complete development and redevelopment projects. These consequences, in turn, could materially impact the Company's results of operations.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments provide practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and is effective between March 12, 2020 and December 31, 2024. The guidance may be elected over time as reference rate reform activities occur. The Company continues to evaluate the impact of the guidance and may apply elections as applicable as additional changes in the market occur. During the second quarter of 2022, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. In addition, the Company elected to apply the hedge accounting expedients related to changes in critical terms of derivative or hedged transactions, and bilaterally negotiated contract changes for the refinance of the Company's term loan and associated interest rate swap. The Company continues to evaluate the impact of the guidance and may apply elections as applicable as additional changes in the market occur. See Note 9, "Debt Obligations" for further information regarding our remaining LIBOR-indexed obligations.

3. REAL ESTATE INVESTMENTS

As of December 31, 2022 and 2021, the gross carrying value of the operating properties was as follows (in thousands):

	December 31, 2022	December 31, 2021
Land	$ 403,998	$ 410,144
Building and improvements	2,760,357	2,653,492
Tenant improvements	452,885	408,966
Total	$ 3,617,240	$ 3,472,602

Construction-in-Progress

Internal direct construction costs totaling $9.3 million in 2022, $7.9 million in 2021, and $8.4 million in 2020 and interest totaling $4.7 million in 2022, $7.0 million in 2021, and $4.6 million in 2020 were capitalized related to the development, redevelopment and construction of tenant improvements of certain properties and land holdings.

During the years ended December 31, 2022, 2021 and 2020, the Company's internal direct construction costs are comprised of capitalized salaries. The following table shows the amount of compensation costs (including bonuses and benefits) capitalized for the years presented (in thousands):

	December 31,		
	2022	2021	2020
Development	$ 5,343	$ 4,815	$ 4,802
Redevelopment	1,484	1,170	543
Tenant Improvements	2,505	1,917	3,021
Total	$ 9,332	$ 7,902	$ 8,366

2022 Acquisitions

Property/Portfolio Name	Acquisition Date	Location	Property Type	Rentable Square Feet/ Acres	Purchase Price
631 Park Avenue	January 21, 2022	King of Prussia, PA	Land	3.3 acres	$ 3,650
3151 Market Street (a)	April 29, 2022	Philadelphia, PA	Leasehold Interest	0.8 acres	$ 27,349

(a) On April 29, 2022, the Company acquired, through a 99-year ground lease, the leasehold interest in a 0.8-acre land parcel, located at 3151 Market Street, in Philadelphia, Pennsylvania. The Company prepaid $19.5 million of the ground lease, representing 500,000 square feet of buildable floor to area ratio ("FAR") to be used for the development of 3151 Market Street, and paid $7.8 million for 200,000 square feet of FAR density usable pursuant to the Schuylkill Yards Project master development agreement. The additional density is included in prepaid leasehold interests in land held for development in the consolidated balance sheets. See below regarding disposition of 500,000 square feet of FAR.

2021 Acquisitions

During the year ended December 31, 2021, the Company did not acquire any properties from a third party.

2020 Acquisitions

The following table summarizes the property acquisitions during the year ended December 31, 2020 (dollars in thousands):

Property/Portfolio Name	Acquisition Date	Location	Property Type	Rentable Square Feet/ Acres	Purchase Price (a)
155 King of Prussia Road	February 27, 2020	Radnor, PA	Land	7.75 acres	$ 11,250
1505-11 Race Street	November 5, 2020	Philadelphia, PA	Office	119,763	$ 9,700
250 King of Prussia Road (b)	November 30, 2020	Radnor, PA	Office	169,843	$ 20,250

(a) Exclusive of transaction costs and price adjustments. See purchase price allocation table below for a breakout of the net purchase price for wholly owned properties.
(b) This property was placed into redevelopment and is therefore included within Construction-in-progress on the consolidated balance sheets.

The Company accounted for the acquisition of 1501-11 Race Street as an asset acquisition and therefore capitalized $0.3 million of acquisition related costs. The Company utilized a number of sources in making estimates of fair value (including comparative sales transactions and market leasing assumptions) for purposes of allocating the purchase price to tangible and intangible assets acquired The acquisition values have been allocated as follows (in thousands):

	1505-11 Race Street
Building, land and improvements	$ 9,723
Intangible assets acquired	2,422
Below market lease liabilities assumed	(2,193)
Total unencumbered acquisition value	9,952
Amortization period of intangible assets	1.5 years
Amortization period of below market liabilities assumed	1.5 years

Dispositions

The following table summarizes the property dispositions during the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

Property/Portfolio Name	Disposition Date	Location	Property Type	Rentable Square Feet/Acres	Sales Price	Gain/(Loss) on Sale (a)
200 Barr Harbor Drive	November 22, 2022	West Conshohocken, PA	Office	86,000	$ 30,500	$ 8,740
11501 Burnett Road (h)	July 29, 2022	Austin, TX	Land	4.7 acres	$ 32,513	$ 8,340
3151 Market Street (g)	July 14, 2022	Philadelphia, PA	Leasehold Interest	0.8 acres	$ 30,394	$ 2,583
Gibbsboro Portfolio (f)	June 28, 2022	Gibbsboro, NJ	Office/Land	42,809/4.0 acres	$ 4,100	$ 831
25 M Street (e)	April 14, 2022	Washington, D.C.	Land	0.8 acres	$ 29,675	$ 3,836
Gateway G & H	January 20, 2022	Richmond, VA	Land	10.0 acres	$ 1,600	$ 897
1100 Lenox Drive	September 8, 2021	Lawrenceville, NJ	Land	5.0 acres	$ 2,575	$ 68
2100-2200 Lenox Drive	July 6, 2021	Lawrenceville, NJ	Land	35.2 acres	$ 8,900	$ 842
3025 JFK Boulevard	February 2, 2021	Philadelphia, PA	Leasehold Interest	1.0 acre	$ 34,800	$ 2,000
Mid-Atlantic Office Portfolio (b) (d)	December 21, 2020	Various	Office	1,128,645	$ 192,943	$ 15,164
One and Two Commerce Square (c)	July 21, 2020	Philadelphia, PA	Office	1,896,142	$ 115,000	$ 271,905
Keith Valley	June 15, 2020	Horsham, PA	Land	14.0 Acres	$ 4,000	$ 201
52 East Swedesford Road	March 19, 2020	Malvern, PA	Office	131,077	$ 18,000	$ 2,336

(a) Gain/(Loss) on Sale is net of closing and other transaction related costs.

(b) The Company sold a 60% equity interest in a portfolio of twelve suburban office properties containing an aggregate of 1.1 million square feet ("Mid-Atlantic Office Portfolio"), nine of which are located in the Pennsylvania suburbs and three of which are located in Maryland, to an unrelated third party for a gross sales price of $192.9 million. The transaction resulted in deconsolidation of the properties and formation of PA/MD NNN Office JV, LLC ("Mid-Atlantic Office JV"). The Company recorded its investment at fair value and recognized a gain of $15.2 million in "Net gain on disposition of real estate" on the consolidated statements of operations. See Note 4 "Investment in Unconsolidated Real Estate Ventures," for further information.

(c) The Company sold a 30% preferred equity interest in two office buildings located in Philadelphia, Pennsylvania, to an unrelated third party for $115.0 million (the "Commerce Square Venture Transaction"), which resulted in deconsolidation of the properties and formation of Brandywine Commerce I LP and Brandywine Commerce II LP (collectively, the "Commerce Square Venture"). The transaction valued the properties at $600.0 million. The Company recorded its investment at fair value and recognized a gain of $271.9 million in "Net gain on disposition of real estate" on the consolidated statements of operations. See Note 4 "Investment in Unconsolidated Real Estate Ventures," for further information.

(d) The sales price includes $4.1 million of variable consideration held in escrow that will be released to the Company over a six to nine month holdback period if certain tenants remain in compliance with certain payment terms of their lease agreements. The Company estimated the amount of the variable consideration that it deemed probable of collection and included such amount in the transaction price. The amount estimated as probable of collection was received during 2021. The Company will continue to evaluate the probability of collection on the remaining holdback and recognize any changes to the amount deemed probable as incremental gain on sale.

(e) On September 30, 2022, the Company recognized $0.4 million of additional gain on disposition of real estate.

(f) Includes $0.7 million of gain on sale of undepreciated real estate and $0.1 million of gain on disposition of real estate included within the consolidated statements of operations for the twelve months ended December 31, 2022.

(g) On July 14, 2022, the Company contributed 500,000 square feet of FAR relating to its 99-year prepaid leasehold interest at 3151 Market Street in Philadelphia, Pennsylvania, acquired on April 29, 2022, to a newly formed joint venture with an unaffiliated third party. The Company's initial deemed contribution in the project was $30.4 million and the transaction resulted in deconsolidation of the property and conversion of Brandywine 3151 Market, LP, (formerly a wholly-owned subsidiary of the Operating Partnership) to a real estate venture ("3151 Market Street Venture"). The Company recorded its investment at fair value and recognized a gain, net of transaction costs, of $2.6 million, in "Net gain on sale of undepreciated real estate" on the consolidated statements of operations. See Note 4, "Investment in Unconsolidated Real Estate Ventures," for further information.

(h) On July 29, 2022, the Company contributed a 4.7 acre parcel of land held for development at 11501 Burnet Road in Austin, Texas to a newly formed joint venture with an unaffiliated third party. The project is part of the Uptown ATX master development. The Company's combined contributed initial land investment in the project was $32.5 million and the transaction resulted in the deconsolidation of the property and formation of Brandywine Uptown Office LLC and Brandywine One Uptown Multifamily LLC, (together, "One Uptown Ventures")"). The Company recorded its investment at fair value and recognized a gain of $8.3 million in "Net gain on disposition of real estate" on the consolidated statements of operations. Gain on sale of $8.3 million is calculated as the difference between the estimated relative sales value of the contributed land and the estimated total cost allocations per block. See Note 4, "Investment in Unconsolidated Real Estate Ventures," for further information.

3025 JFK Venture

In addition, on February 2, 2021, the Company contributed its investment in a 99-year prepaid leasehold interest in a one-acre land parcel held for development at 3025 JFK Boulevard in Philadelphia, Pennsylvania to a newly formed joint venture with an unaffiliated third party. The project is part of the Schuylkill Yards master development. The Company's investment in the project was valued at $34.8 million and the transaction resulted in deconsolidation of the property and conversion of Brandywine Opportunity Fund, L.P. (formerly a wholly-owned subsidiary of the Operating Partnership) to a real estate venture ("3025 JFK Venture"). The Company recorded its investment at fair value and recognized a gain of $2.0 million in "Net gain on sale of undepreciated real estate" on the consolidated statements of operations. See Note 4, "Investment in Unconsolidated Real Estate Ventures," for further information.

3151 Market Venture

On July 14, 2022, the Company contributed 500,000 square feet of FAR relating to its 99-year prepaid leasehold interest at 3151 Market Street in Philadelphia, Pennsylvania, acquired on April 29, 2022, to a newly formed joint venture with an unaffiliated third party. The Company's initial deemed contribution in the project was $30.4 million and the transaction resulted in deconsolidation of the property and conversion of Brandywine 3151 Market, LP, (formerly a wholly-owned subsidiary of the Operating Partnership) to a real estate venture ("3151 Market Street Venture"). The Company recorded its investment at fair value and recognized a gain, net of transaction costs, of $2.6 million, in "Net gain on sale of undepreciated real estate" on the consolidated statements of operations. See Note 4, "Investment in Unconsolidated Real Estate Ventures," for further information.

Subsequent to December 31, 2022, the Company contributed an additional 200,000 square feet of FAR density, usable pursuant to the Schuylkill Yards Project master development agreement to the 3151 Market Street Venture pursuant to amendment to the partnership agreement. The Company deconsolidated the prepaid ground lease of $7.8M and recorded its investment in the 3151 Market Street Venture at fair value and recognized a gain, net of transaction costs, of $0.8 million.

Held for Use Impairment

During the year ended December 31, 2022, the Company recognized an impairment loss totaling approximately $4.7 million on a property located in the Metropolitan Washington, D.C. segment. The Company's estimated fair value, is considered Level 3 in accordance with ASC 820, and was based on a pending offer form a third party to acquire the property and the subsequent execution of a purchase and sale agreement.

Held for Sale

As of December 31, 2022, the Company had no assets held for sale.

As of December 31, 2021, the Company determined that the sale of two adjacent parcels of land within the Other segment totaling 10.0 acres was probable and classified these properties as held for sale. As such, $0.6 million was classified as Assets held for sale, net" on the consolidated balance sheets. The Company closed on the sale of the two parcels of land on January 20, 2022 for an aggregate sales price of $1.6 million.

As of December 31, 2020, the Company determined that the sale of two parcels of land within the Other segment totaling 35.2 acres was probable and classified these properties as held for sale. As such, $7.3 million was classified as "Assets held for sale, net" on the consolidated balance sheets as of December 31, 2020.

4. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

As of December 31, 2022, the Company held ownership interests in twelve unconsolidated real estate ventures for a net aggregate investment balance of $532.2 million, which includes a negative investment balance in one unconsolidated real estate venture of $35.4 million, reflected within "Other liabilities" on the consolidated balance sheets. As of December 31, 2022, five of the real estate ventures owned properties that contained an aggregate of approximately 9.1 million net rentable square feet of office space; two real estate ventures owned 1.4 acres of land held for development; four real estate venture owned 7.5 acres of land in active development; and one real estate venture owned a mixed used tower comprised of 250 apartment units and 0.2 million net rentable square feet of office/retail space.

The Company accounts for its interests in the unconsolidated real estate ventures, which range from 15% to 70%, using the equity method. Certain of the unconsolidated real estate ventures are subject to specified priority allocations of distributable cash.

The Company earned management fees from the unconsolidated real estate ventures of $8.2 million, $8.1 million and $4.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company earned leasing commissions from the unconsolidated real estate ventures of $2.5 million, $3.8 million and $1.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company had outstanding accounts receivable balances from the unconsolidated real estate ventures of $2.9 million and $2.5 million as of December 31, 2022 and 2021, respectively.

The amounts reflected in the following tables (except for the Company's share of equity in income) are based on the financial information of the individual unconsolidated real estate ventures. The Company records operating losses of a real estate venture in excess of its investment balance if the Company is liable for the obligations of the real estate venture or is otherwise committed to provide financial support to the real estate venture.

The Company's investment in the unconsolidated real estate ventures as of December 31, 2022 and 2021, and the Company's share of the unconsolidated real estate ventures' income (loss) for the years ended December 31, 2022, 2021, and 2020 was as follows (in thousands):

	Ownership Percentage	Carrying Amount		Company's Share of unconsolidated real estate venture Income (Loss)			Unconsolidated Real Estate Venture Debt at 100%, gross	
		2022	2021	2022	2021	2020	2022	2021
Office Properties								
Commerce Square Venture	70% (a)	$ 238,105	$ 247,798	$ (12,128)	$ (15,501)	$ (9,150)	$ 206,737	$ 213,069
Mid-Atlantic Office Venture	40% (a)	31,005	31,680	412	932	96	128,904	123,015
Brandywine - AI Venture LLC	50%	—	—	—	(721)	185	—	—
Herndon Innovation Center Metro Portfolio Venture, LLC	15%	15,304	15,844	(536)	(174)	(358)	207,302	207,302
MAP Venture (b)	50%	(35,411)	(24,396)	(8,340)	(8,683)	(6,570)	182,053	184,263
Cira Square	20%	27,815	—	(985)	—	—	257,700	—
Other								
4040 Wilson Venture (c)	50%	29,633	31,059	(1,211)	(2,258)	(2,162)	145,070	145,000
1919 Venture (d)	50%	—	13,791	1,392	427	59	—	88,860
Development Properties								
3025 JFK Venture (c)	55%	57,630	56,370	(35)	(118)	—	60,118	—
JBG - 51 N Street (c)	70%	21,208	21,213	(382)	(402)	(457)	—	—
JBG - 1250 First Street Office (c)	70%	17,759	17,751	(195)	(199)	(227)	—	—
3151 Market Street Venture (c)	55%	63,751	—	(8)	—	—	—	—
One Uptown - Office (c)	50%	34,980	—	—	—	—	16,895	—
One Uptown - Multifamily (c)	50%	30,445	—	—	—	—	—	—
		$ 532,224	$ 411,110	$ (22,016)	$ (26,697)	$(18,584)	$1,204,779	$ 961,509

(a) Ownership percentage represents the Company's combined interest including preferred and common equity holdings. See "Commerce Square Venture" and "Mid-Atlantic Office JV" sections below for more information.
(b) Included within "Other Liabilities" on the consolidated balance sheet.
(c) This entity is a VIE.
(d) On November 30, 2022, the Company sold its interest in 1919 Venture. See "1919 Venture" sections for more information on the disposal.

The following is a summary of the financial position of the unconsolidated real estate ventures in which the Company held interests as of December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022	December 31, 2021
Net property	$ 2,117,226	$ 1,563,263
Other assets	506,213	434,687
Other liabilities	446,101	331,947
Debt, net	1,198,213	956,668
Equity (a)	979,125	709,335

(a) This amount does not include the effect of the basis difference between the Company's historical cost basis and the basis recorded at the real estate venture level, which is typically amortized over the life of the related assets and liabilities. Basis differentials occur from the impairment of investments, purchases of third party interests in existing real estate ventures and upon the transfer of assets that were previously owned by the Company into a real estate venture. In addition, certain acquisition, transaction and other costs may not be reflected in the net assets at the real estate venture level.

The following is a summary of results of operations of the unconsolidated real estate ventures in which the Company held interests during the twelve-month periods ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Revenue	$ 244,981	$ 214,792	$ 150,276
Operating expenses	(124,608)	(117,273)	(85,812)
Interest expense, net	(49,007)	(30,569)	(22,661)
Depreciation and amortization	(103,378)	(97,147)	(70,805)
Provision for impairment	—	(1,393)	—
Net loss	$ (32,012)	$ (31,590)	$ (29,002)
Ownership interest %	Various	Various	Various
Company's share of net loss	$ (21,594)	$ (25,972)	$ (18,540)
Basis adjustments and other	(422)	(725)	(44)
Equity in loss of unconsolidated real estate ventures	$ (22,016)	$ (26,697)	$ (18,584)

As of December 31, 2022, the aggregate principal payments of the unconsolidated real estate ventures recourse and non-recourse debt payable to third-parties are as follows (in thousands):

2023	$ 388,789
2024	593,907
2025	60,118
2026	161,965
2027	—
Thereafter	—
Total principal payments	1,204,779
Net deferred financing costs	(6,837)
Net original issue premium	271
Outstanding indebtedness	$ 1,198,213

One Uptown Ventures

On December 1, 2021, the Company established the One Uptown Ventures with affiliates of Canyon Partners Real Estate to commence development of One Uptown, a $335.6 million mixed-use project in Austin, Texas. One Uptown has been designed to deliver 348,000 square feet of Class-A workspace and 15,000 square feet of street-level retail space (through the "office" joint venture) and 341 apartment residences and a public park (through the "multifamily" joint venture) and a sixstory parking garage to be shared by the two joint ventures. The Company's partner in each of the two joint ventures has agreed, subject to customary funding conditions, including closing of the applicable construction loan, to fund approximately $64.5 million of the combined project costs in exchange for a 50% preferred equity interest in each of the two joint ventures, with the Company retaining a 50% common equity interest in each. Under the terms of each of the joint venture agreements, the joint venture partner had no obligation to fund any portion of the applicable project costs until the closing of the applicable construction loan. The absence of this obligation prevented Company from meeting the sale recognition criteria of ASC 606 until the applicable closings of the construction loans. On July 29, 2022, the One Uptown Ventures closed on two separate construction loans. The office joint venture closed on a $121.7 million construction loan which bears interest at Secured Overnight Offering Rate ("SOFR") plus 3.00% and the multifamily joint venture closed on an $85.0 million construction loan which bears interest at SOFR plus 2.45%, plus, in each case, a daily SOFR adjustment of 10 basis points. Both loans mature in July 2026. The Company has also provided a carry guarantee and limited payment guarantee up to 30% and 15% of the principal balance of the $121.7 million and $85 million construction loan, respectively. The Company subsequently recognized the formation of the joint ventures and deconsolidated the projects upon the closing of the loans.

The Company has determined that the each of the One Uptown Ventures is a VIE. As a result, the Company used the VIE model under the accounting standard for consolidation in order to determine whether to consolidate the One Uptown Ventures. Based upon each member's shared power over the activities of the One Uptown Ventures under the operating and related agreements, and the Company's lack of control over the development and construction phases of the project, the One Uptown Ventures are accounted for under the equity method of accounting.

3151 Market Street Venture

On July 14, 2022, the Company formed a joint venture, with an unaffiliated third party, to develop a life science/office building containing approximately 417,000 rentable square feet under a long-term ground lease located at 3151 Market Street in Philadelphia, Pennsylvania. The estimated project cost is approximately $308 million, and the joint venture partner has agreed, subject to customary funding conditions, to fund up to approximately $55 million of the project costs in exchange for a 45% preferred equity interest in the venture.

The Company has determined that the 3151 Market Street Venture is VIE. As a result, the Company used the VIE model under the accounting standard for consolidation in order to determine whether to consolidate the 3151 Market Street Venture. Based upon each member's shared power over the activities of the 3151 Market Street Venture under the operating and related agreements, and the Company's lack of control over the development and construction phases of the project, 3151 Market Street Venture is accounted for under the equity method of accounting.

Cira Square

On March 17, 2022, the Company formed a joint venture, Cira Square REIT, LLC ("Cira Square Venture"), for the purpose of acquiring Cira Square, an office property located at 2970 Market Street in Philadelphia, Pennsylvania containing 862,692 rentable square feet for a gross purchase price of $383.0 million. The Company owns a 20% common equity interest in Cira Square Venture and provided an initial capital contribution of $28.6 million on the closing date.

On the closing date, Cira Square Venture obtained $257.7 million of third-party debt financing secured by the property. The loan bears interest at 3.50% over one-month term SOFR per annum capped at at total maximum interest rate of 6.75% per annum, and matures in March 2024.

Based on the facts and circumstances at the formation of Cira Square Venture, the Company determined that the venture is not a VIE in accordance with the accounting standard for the consolidation of VIEs. As a result, the Company used the voting interest model under the accounting standard for consolidation in order to determine whether to consolidate Cira Square Venture. Based upon each member's substantive participating rights over the activities of Cira Square Venture under the operating and related agreements, it is not consolidated by the Company, and is accounted for under the equity method of accounting.

4040 Wilson Venture

The 4040 Wilson LLC Venture ("4040 Wilson") consists of one property containing an aggregate of 225,000 square feet of office/retail and 250 apartment units, located in the Metropolitan Washington, D.C. segment. The Company and its partner each own a 50% interest in 4040 Wilson. The residential component and office/retail portion of 4040 Wilson were substantially complete and placed into service during the first quarter of 2020 and the first quarter of 2021, respectively. During the fourth quarter of 2021, 4040 Wilson refinanced the $150.0 million secured construction loan into a $155.0 million mortgage loan secured by the property. The interest rate on this loan is 1.8% over term SOFR and matures in December 2026. Effective January 3, 2023, this debt is swapped to a fixed rate of 5.70% through the maturity of the loan.

Brandywine - AI Venture

During the year ended December 31, 2021, Brandywine - AI Venture, recorded a $1.4 million held for sale impairment charge related to 3141 Fairview Park Drive. The Company's share of the impairment charge was $0.7 million, which is reflected in "Equity in loss of Real Estate Ventures" in the consolidated statements of operations for the year ended December 31, 2021. The impairment was measured based on an executed sale agreement with a third-party. The Company determined that its investment in the real estate venture is not impaired as the Company's share of the distributable cash is in excess of the Company's basis in the real estate venture. On November 9, 2021, BDN AI Venture sold 3141 Fairview Park Drive, the last remaining office property, totaling 183,618 rentable square feet in Falls Church, Virginia, at an aggregate sales price of $27.6 million. The Company received cash proceeds of $12.6 million after closing costs. The Company recorded an $3.0 million gain within the caption "Net gain on real estate venture transactions" within its consolidated statements of operations for the year ended December 31, 2021 upon liquidation of the venture.

During 2019, BDN - AI Venture recorded a $5.6 million held for use impairment charge related to 3141 Fairview Park Drive. The Company's share of the impairment charge was $2.8 million which is reflected in "Equity in loss of unconsolidated real estate ventures" in the consolidated statements of operations for the year ended December 31, 2019. The impairment was measured based on an appraisal of the property performed by a third party. The Company determined that its investment in the real estate venture was not impaired as the Company's share of the distributable cash was in excess of the Company's basis in the real estate venture.

During 2019, BDN - AI Venture transferred an office building located in Falls Church, Virginia containing 180,659 rentable square feet to the mortgage lender in full satisfaction of the lender's outstanding $26.0 million mortgage loan. The mortgage loan was nonrecourse to the Company. The Company recognized its $2.2 million share of the gain on debt forgiveness in "Net gain on real estate venture transactions" in the consolidated statements of operations for the year ended December 31, 2019.

3025 JFK Venture

On February 2, 2021, the Company contributed its investment in a 99-year prepaid leasehold interest in a one-acre land parcel held for development at 3025 JFK Boulevard in Philadelphia, Pennsylvania to the 3025 JFK Venture. The Company's initial investment in this real estate venture at February 2, 2021 was $34.8 million. The real estate venture was formed to develop a 570,000 square foot mixed-use building at property under the long-term ground lease. The estimated project cost is approximately $287.3 million, and the joint venture partner agreed, subject to customary funding conditions, to fund up to approximately $45.2 million of the project costs in exchange for a 45% preferred equity interest in the venture and the Company will retain a 55% preferred equity interest.

On July 23, 2021, the 3025 JFK Venture closed on a $186.7 million construction loan, which bears interest at 3.50% plus LIBOR (subject to a LIBOR floor of 0.25%) per annum and matures in July 2025. In addition to its $34.8 million credit for contribution of the leasehold interest at 3025 JFK Venture, the Company has funded $20.5 million of project costs as of December 31, 2022. The remaining project costs will be funded by the joint venture partner and the construction loan.

The Company has determined that the 3025 JFK Venture is a VIE. As a result, the Company used the VIE model under the accounting standard for consolidation in order to determine whether to consolidate the 3025 JFK Venture. Based upon each member's shared power over the activities of 3025 JFK Venture under the operating and related agreements, and the Company's lack of control over the development and construction phases of the project, 3025 JFK Venture is accounted for under the equity method of accounting.

Mid-Atlantic Office JV

On December 21, 2020, the Company contributed a portfolio of twelve properties containing an aggregate of 1,128,645 square feet, nine of which are located in the Pennsylvania suburbs segment and three located in the Metropolitan Washington, D.C segment, to the Mid-Atlantic Office JV, for a gross sales price of $192.9 million. After the transaction, the Company owns approximately 25% of the equity interest in the Mid-Atlantic Office JV through a $20.0 million preferred equity holding and approximately 15% of the equity interest through a common equity interest (representing 20% of the total common equity), for a combined approximately 40% equity interest in the venture. On the closing date, Mid-Atlantic Office JV also obtained $147.4 million of third-party debt financing secured by the twelve properties within the venture, with an initial advance of $120.8 million. The remaining funds available under the loan are $18.5 million. The loan bears interest at LIBOR + 3.15% capped at a total maximum interest rate of 5.7% and matures on January 9, 2024.

Commerce Square Venture

On July 21, 2020, the Company sold a 30% preferred equity interest in the entities that own One Commerce Square and Two Commerce Square, two office properties containing 1,896,142 square feet in Philadelphia, Pennsylvania. After the transaction, the Company owns approximately 32% of the equity interest in Commerce Square Venture through preferred equity interest holdings and approximately 38% of the equity interest in Commerce Square Venture as the sole common equity holder, for a combined approximately 70% equity interest in the venture. The properties held by the venture remain encumbered by the existing mortgages.

Herndon Innovation Center Metro Portfolio Venture, LLC

The Herndon Innovation Center Metro Portfolio Venture, LLC ("Herndon Innovation Center") consists of eight properties containing an aggregate of 1,293,197 square feet, located in the Metropolitan Washington, D.C. segment. The Company and its partner own 15% and 85% interests in the Herndon Innovation Center, respectively.

MAP Venture

The MAP Venture owns 58 office properties that contain an aggregate of 3,924,783 square feet located in the Pennsylvania Suburbs, New Jersey/Delaware, Metropolitan Washington, D.C. and Richmond, Virginia ("MAP Venture"). The MAP Venture leases the land parcels under the 58 office properties through a ground lease that extends through February 2115. Annual payments by the MAP Venture, as tenant under the ground lease, initially total $11.9 million and increase 2.5% annually through November 2025. Thereafter, annual rental payments increase by 2.5% or CPI at the discretion of the lessor.

1919 Venture

On November 30, 2022, the Company sold its 50% ownership interest in the 1919 Venture for a gross sales price of $83.2 million, a portion of which satisfied in full the $44.4 million outstanding loan between the Company and the venture. The Company recorded a gain on sale of $26.7 million with the caption "Net gain on real estate venture transactions" within its consolidated statement of operations for the year ended December 31, 2022.

JBG Ventures

JBG Ventures consists of 51 N 50 Patterson, Holdings, LLC Venture ("51 N Street") and 1250 First Street Office, LLC Venture ("1250 First Street"), with the Company owning a 70.0% equity interest and JBG/DC Manager, LLC ("JBG") owning a 30.0% equity interest in each of the two ventures. 51 N Street owns 0.9 acres of undeveloped land and 1250 First Street, owns 0.5 acres of undeveloped land.

5. DEBT AND PREFERRED EQUITY INVESTMENTS

Austin Preferred Equity Investment

On December 31, 2020, the Company invested $50.0 million in exchange for a preferred equity interest in a single-purpose entity that owned two stabilized office buildings located in Austin, Texas. The Company accounted for this mandatorily redeemable investment as a note receivable, which was included within "Other assets" on the consolidated balance sheets.The preferred equity interest accrued a 9.0% annual return, compounded and paid monthly. The investment was required to be redeemed no later than December 31, 2023 (subject to a one-year extension option). On September 3, 2021, the $50.0 million investment was redeemed prior to maturity. As a result, the Company recognized an incremental $2.8 million of income on early redemption related to its accelerated minimum return and exit fees paid in cash on the redemption date during the three months ended September 30, 2021, which is included in "Interest and investment income" on the consolidated statements of operations.

1919 Venture Note Receivable

During 2018, each of the Company and the other equity partner in 1919 Venture, then an unconsolidated real estate venture, provided a $44.4 million mortgage loan to 1919 Venture and, as a result, the Company recorded a $44.4 million related-party note receivable from 1919 Venture, which bore interest at a fixed 4.0% per annum interest rate with a scheduled maturity on June 25, 2023. The $44.4 million note was repaid in full upon the sale of the Company's 50% ownership interest in 1919 Venture on November 30, 2022. See Note 4 "Investment in Unconsolidated Real Estate Ventures" for further information regarding 1919 Venture.

6. LEASES

Lessor Accounting

The Company leases properties to tenants under operating leases with various expiration dates. Future contractual lease payments under operating leases at December 31, 2022 are as follows (in thousands):

Year	
2023	$ 347,142
2024	344,641
2025	325,166
2026	304,102
2027	263,532
Thereafter	1,041,686

Lessee Accounting

As of December 31, 2022, the Company is the lessee under six long-term ground leases classified as "operating leases" in the consolidated balance sheets. Certain of the Company's ground leases contain extension options and the Company considered all relevant factors in determining if it was reasonably certain that it would exercise such extension options. The Company concluded that it was not reasonably certain that it would exercise the extension options and, therefore, has not included the extension period in the remaining lease terms. With the exception of certain ground leases that are subject to rent increases periodically based on the CPI index, all lease payments under the ground lease are fixed.

The table below summarizes the Company's operating lease cost (in thousands) recognized through "Property operating expenses" on the consolidated statements of operations (in thousands):

	Year Ended December 31,	
Lease Cost	2022	2021
Fixed lease cost	$ 2,100	$ 2,100
Variable lease cost	67	43
Total	$ 2,167	$ 2,143
Weighted-average remaining lease term (years)	54.6	55.2
Weighted-average discount rate	6.3 %	6.3 %

Lease payments by the Company under the terms of all noncancellable ground leases of land are expensed on a straight-line basis regardless of when payments are due. The Company's ground leases, excluding prepaid ground leases, have remaining lease terms ranging from 7 to 62 years. Lease payments on noncancellable leases at December 31, 2022 are as follows (in thousands):

Year		Minimum Rent
2023	$	1,263
2024		1,305
2025		1,321
2026		1,338
2027		1,355
Thereafter		106,437
Total lease payments	$	113,019
Less: Imputed interest		89,853
Present value of operating lease liabilities	$	23,166

The Company obtained ground tenancy rights related to three properties in Philadelphia, Pennsylvania, which provide for contingent rent participation by the lessor in certain capital transactions and net operating cash flows of the properties after certain returns are achieved by the Company. Such amounts, if any, will be reflected as contingent rent when incurred. The ground leases also provide for payment by the Company of certain operating costs relating to the land, primarily real estate taxes. The above schedule of future minimum rental payments does not include any contingent rent amounts or any reimbursed expenses.

7. DEFERRED COSTS

As of December 31, 2022 and 2021, the Company's deferred costs were comprised of the following (in thousands):

	December 31, 2022		
	Total Cost	Accumulated Amortization	Deferred Costs, net
Leasing costs	$ 155,457	$ (62,920)	$ 92,537
Financing costs - Unsecured Credit Facility	4,688	(586)	4,102
Total	$ 160,145	$ (63,506)	$ 96,639

	December 31, 2021		
	Total Cost	Accumulated Amortization	Deferred Costs, net
Leasing costs	$ 143,895	$ (57,445)	$ 86,450
Financing costs - Unsecured Credit Facility	6,299	(5,887)	412
Total	$ 150,194	$ (63,332)	$ 86,862

During the years ended December 31, 2022, 2021 and 2020, the Company capitalized internal direct leasing costs of $3.0 million, $2.1 million, and $1.6 million, respectively.

8. INTANGIBLE ASSETS AND LIABILITIES

As of December 31, 2022 and 2021, the Company's intangible assets/liabilities were comprised of the following (in thousands):

| | | December 31, 2022 | |
	Total Cost	Accumulated Amortization	Intangible Assets, net
Intangible assets, net:			
In-place lease value	$ 55,715	$ (37,437)	$ 18,278
Tenant relationship value	167	(104)	63
Above market leases acquired	331	(221)	110
Total intangible assets, net	$ 56,213	$ (37,762)	$ 18,451

	Total Cost	Accumulated Amortization	Intangible Liabilities, net
Intangible liabilities, net:			
Below market leases acquired	$ 20,985	$ (10,663)	$ 10,322

| | | December 31, 2021 | |
	Total Cost	Accumulated Amortization	Intangible Assets, net
Intangible assets, net:			
In-place lease value	$ 72,376	$ (44,066)	$ 28,310
Tenant relationship value	167	(97)	70
Above market leases acquired	486	(310)	176
Total intangible assets, net	$ 73,029	$ (44,473)	$ 28,556

	Total Cost	Accumulated Amortization	Intangible Liabilities, net
Intangible liabilities, net:			
Below market leases acquired	$ 27,025	$ (14,044)	$ 12,981

For the years ended December 31, 2022, 2021, and 2020, the Company accelerated the amortization of intangible assets by approximately $0.4 million, $3.6 million, and $0.3 million, respectively, as a result of tenant move-outs prior to the end of the associated lease term. For the years ended December 31, 2022, 2021, and 2020 the Company accelerated the amortization of approximately $0.1 million, $0.6 million, and $0.1 million of intangible liabilities as a result of tenant move-outs.

As of December 31, 2022, the Company's annual amortization for its intangible assets/liabilities, assuming no prospective early lease terminations, was as follows (dollars in thousands):

	Assets	Liabilities
2023	$ 6,573	$ 1,516
2024	4,332	1,305
2025	3,154	1,029
2026	1,094	739
2027	809	623
Thereafter	2,489	5,110
Total	$ 18,451	$ 10,322

9. DEBT OBLIGATIONS

The following table sets forth information regarding the Company's consolidated debt obligations outstanding as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021	Effective Interest Rate	Maturity Date	
UNSECURED DEBT					
$600 million Unsecured Credit Facility	$ 88,500	$ 23,000	SOFR + 1.15%	June 2026	
Unsecured Term Loan	250,000	250,000	SOFR + 1.30%	June 2027	(a)
$350.0M 3.95% Guaranteed Notes due 2023	54,301	350,000	3.87%	February 2023	(b)
$350.0M 4.10% Guaranteed Notes due 2024	350,000	350,000	3.78%	October 2024	
$450.0M 3.95% Guaranteed Notes due 2027	450,000	450,000	4.03%	November 2027	
$350.0M 7.55% Guaranteed Notes due 2028	350,000	—	7.73%	March 2028	
$350.0M 4.55% Guaranteed Notes due 2029	350,000	350,000	4.30%	October 2029	
Indenture IA (Preferred Trust I)	27,062	27,062	LIBOR + 1.25%	March 2035	
Indenture IB (Preferred Trust I)	25,774	25,774	LIBOR + 1.25%	April 2035	
Indenture II (Preferred Trust II)	25,774	25,774	LIBOR + 1.25%	July 2035	
Principal balance outstanding	1,971,411	1,851,610			
Plus: original issue premium (discount), net	2,934	8,187			
Less: deferred financing costs	(9,307)	(6,211)			
Total unsecured indebtedness	$ 1,965,038	$ 1,853,586			

(a)   On November 23, 2022, the unsecured term loan of $250.0 million was swapped to a fixed rate of 5.01% and matures on June 30, 2027. The effective date of the swap is January 31, 2023.

(b)   Remaining balance was redeemed on January 20, 2023.

The Parent Company unconditionally guarantees the unsecured debt obligations of the Operating Partnership (or is a co-borrower with the Operating Partnership) but does not by itself incur unsecured indebtedness. The Parent Company has no material assets other than its investment in the Operating Partnership.

Unsecured Credit Facility and Unsecured Term Loan

On June 30, 2022, the Company entered into the Second Amended and Restated Credit Agreement (as amended and restated, the "2022 Credit Agreement"). The 2022 Credit Agreement among other things: (i) maintains the total commitment under the line credit of $600.0 million (the "Revolving Credit Facility") and provides an unsecured term loan in the initial amount of $250.0 million (the "Term Loan") with a scheduled maturity date of June 30, 2027; (ii) extended the maturity date of the Revolving Credit Facility from July 15, 2022 to June 30, 2026, with two six-month extensions at the Company's election subject to specified conditions and subject to payment of an extension fee; (iii) reduced the interest rate margins applicable to SOFR revolving loans; and (iv) provides for an additional interest rate option based on a floating SOFR rate. In connection with the amendments, the Company capitalized $4.7 million and $2.0 million in financing costs, related to the Revolving Credit Facility and the Term Loan, respectively. The financing costs will be amortized through the maturity dates for each of the Revolving Credit Facility and the Term Loan. Upon closing of the 2022 Credit Agreement, the Term Loan was funded in full and the proceeds thereof, together with cash on hand, were used to prepay in full the Company's unsecured term loan ("Term Loan C") in the principal amount of $250.0 million, together with accrued and unpaid interest thereon. Term Loan C was scheduled to mature on October 8, 2022.

Under the 2022 Credit Agreement, the Company may, subject to specified terms and conditions (including receipt of commitments from one or more lenders, whether or not currently parties to the 2022 Credit Agreement), elect to increase the amount of the Revolving Credit Facility and/or Term Loan or request one or more new pari passu tranches of unsecured term loans (each, an "Incremental Facility"), provided that the aggregate amount of all such increases is limited to $500.0 million. Up to $50.0 million of borrowing availability under the 2022 Credit Agreement is available for the issuance of letter of credits.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to either (i) the SOFR rate plus a margin of 72.5 to 140 basis points, or (ii) a base rate plus a margin of 0 to 40 basis points: and the Term Loan and borrowings under an Incremental Facility bear interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. The applicable margin will be determined based upon the unsecured senior debt rating of the Operating Partnership or the absence of such a rating. The Company also pays a quarterly facility fee on the total commitments under the Revolving Credit Facility. As of September 30, 2022, based on the Operating Partnership's unsecured senior debt rating, the applicable margin for SOFR revolving loans under the Revolving Credit Facility was 105 basis points (excluding the applicable facility fee rate of 25 basis points) and was 120.0 basis points for the Term Loan, plus, in each case, a daily SOFR adjustment of 10 basis points.

The terms of the 2022 Credit Agreement require that the Company maintain customary financial and other covenants, including: (i) a fixed charge coverage ratio greater than or equal to 1.5 to 1.00; (ii) a leverage ratio less than or equal to 0.60 to 1.00, subject to specified exceptions; (iii) a ratio of unsecured indebtedness to unencumbered asset value less than or equal to 0.60 to 1.00, subject to specified exceptions; (iv) a ratio of secured indebtedness to total asset value less than or equal to 0.40 to 1.00; and (v) a ratio of unencumbered cash flow to interest expense on unsecured debt greater than 1.75 to 1.00. In addition, the 2022 Credit Agreement restricts payments of dividends and distributions on shares in excess of 95% of the Company's funds from operations (FFO) except to the extent necessary to enable the Company to continue to qualify as a REIT for federal income tax purposes.

The Company had $88.5 million of borrowings under the Revolving Credit Facility as of December 31, 2022. During the twelve months ended December 31, 2022, the weighted-average interest rate on Revolving Credit Facility borrowings was 3.04% resulting in $5.6 million of interest expense. During the twelve months ended December 31, 2021 weighted-average interest rate on Revolving Credit Facility borrowings was 1.21% resulting in $0.4 million of interest expense.

Guaranteed Notes due 2028

On December 13, 2022, the Company completed an underwritten offering of $350.0 million aggregate principal amount of its 7.55% Guaranteed Notes due 2028 (the "2028 Notes"). The 2028 Notes were priced at 99.06% of their face amount and have been reflected net of a discount of approximately $3.3 million in the consolidated balance sheet as of December 31, 2022. The Company received approximately $344.6 million of proceeds after the deduction for underwriting discounts and offering expenses.

Guaranteed Notes due 2023

On December 20, 2022, the Company used a portion of the net proceeds from the offering of the 2028 Notes to repurchase $295.7 million aggregate principal amount of its outstanding 3.95% guaranteed notes due 2023 (the "2023 Notes"), through a tender offer, together with $4.1 million of accrued and unpaid interest thereon. The Company recognized a $0.4 million loss on early extinguishment of debt related to the total repurchase. On January 20, 2023, the Company completed the redemption of the remaining $54.3 million aggregate principal amount of the 2023 Notes. See Note 21, "Subsequent Events" for further information regarding the redemption.

The Company was in compliance with all financial covenants as of December 31, 2022. Certain of the covenants restrict the Company's ability to obtain alternative sources of capital.

As of December 31, 2022, the aggregate scheduled principal payments on the Company's debt obligations were as follows (in thousands):

2023	$	54,301
2024		350,000
2025		—
2026		88,500
2027		700,000
Thereafter		778,610
Total principal payments		1,971,411
Net unamortized premiums/(discounts)		2,934
Net deferred financing costs		(9,307)
Outstanding indebtedness	$	1,965,038

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair values disclosed below using available market information and discounted cash flow analyses as of December 31, 2022 and 2021, respectively. The discount rate used in calculating fair value is the sum of the current risk free rate and the risk premium on the date of measurement of the instruments or obligations. Considerable judgment is necessary to interpret market data and to develop the related estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize upon disposition. The use of different estimates and valuation methodologies may have a material effect on the fair value amounts shown. The Company believes that the carrying amounts reflected in the consolidated balance sheets at December 31, 2022 and 2021 approximate the fair values for cash and cash equivalents, accounts receivable, other assets and liabilities, accounts payable and accrued expenses because they are short-term in duration.

The following are financial instruments for which the Company's estimates of fair value differ from the carrying amounts (in thousands):

	December 31, 2022				December 31, 2021			
	Carrying Amount (a)		Fair Value		Carrying Amount (a)		Fair Value	
Unsecured notes payable	$	1,549,760	$	1,411,351	$	1,502,368	$	1,588,780
Variable rate debt	$	415,278	$	386,988	$	351,218	$	344,754
Notes receivable (b)	$	—	$	—	$	44,430	$	45,230

(a) Net of deferred financing costs of $7.5 million and $5.8 million for unsecured notes payable, $1.8 million and $0.4 million for variable rate debt as of December 31, 2022 and December 31, 2021, respectively.
(b) For further detail, refer to Note 5 "Debt and Preferred Equity Investments."

The Company used quoted market prices as of December 31, 2022 and December 31, 2021 to value the unsecured notes payable and, as such, categorized them as Level 2.

The inputs utilized to determine the fair value of the Company's variable rate debt are categorized as Level 3. The fair value of the variable rate debt was determined using a discounted cash flow model that considered borrowing rates available to the Company for loans with similar terms and characteristics.

The inputs utilized to determine fair value of the Company's notes receivable are unobservable and, as such, were categorized as Level 3. Fair value was determined using a discounted cash flow model that considered the contractual interest and principal payments discounted at a blended interest rate of the notes receivable.

For the Company's Level 3 financial instruments for which fair value is disclosed, an increase in the discount rate used to determine fair value would result in a decrease to the fair value. Conversely, a decrease in the discount rate would result in an increase to the fair value.

Disclosure about the fair value of financial instruments is based upon pertinent information available to management as of December 31, 2022 and December 31, 2021. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts were not comprehensively revalued for purposes of these financial statements since December 31, 2022. Current estimates of fair value may differ from the amounts presented herein.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Use of Derivative Financial Instruments

The Company's use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks through derivative financial instruments.

The Company formally assesses, both at the inception of a hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively for either the entire hedge or the portion of the hedge that is determined to be ineffective. The related ineffectiveness would be charged to the consolidated statement of operations.

The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of the accounting standard for fair value measurements and disclosures, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The following table summarizes the terms and fair values of the Company's derivative financial instruments as of December 31, 2022 and December 31, 2021. The notional amounts provide an indication of the extent of the Company's involvement in these instruments at that time but do not represent exposure to credit, interest rate or market risks (amounts presented in thousands).

Hedge Product	Hedge Type	Designation			Notional Amount		Strike	Trade Date	Maturity Date		Fair value	
					12/31/2022	12/31/2021					12/31/2022	12/31/2021
Assets												
Swap	Interest Rate	Cash Flow	(a)	$	250,000	$ —	3.729 %	November 23, 2022	June 30, 2027	$	255	$ —
Liabilities												
Swap	Interest Rate	Cash Flow	(b)	$	—	$ 250,000	2.868 %	October 8, 2015	October 8, 2022	$	—	$ (2,461)
				$	250,000	$ 250,000						

(a) Hedging unsecured variable rate debt.
(b) On October 8, 2022, the interest rate hedge contract for this swap expired.

The Company measures its derivative instruments at fair value and records them in "Other assets" and ("Other liabilities") on the Company's consolidated balance sheets.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. The Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that the inputs utilized to determine the fair value of derivative instruments are classified in Level 2 of the fair value hierarchy.

Concentration of Credit Risk

Concentrations of credit risk arise for the Company when multiple tenants of the Company are engaged in similar business activities, or are located in the same geographic region, or have similar economic features that impact in a similar manner their ability to meet contractual obligations, including those to the Company. The Company regularly monitors its tenant base to assess potential concentrations of credit risk. Management believes the current credit risk portfolio is reasonably well diversified and does not contain an unusual concentration of credit risk. No tenant accounted for 10% or more of the Company's rents during 2022, 2021 and 2020.

12. LIMITED PARTNERS' NONCONTROLLING INTERESTS IN THE PARENT COMPANY

Noncontrolling interests in the Parent Company's financial statements relate to redeemable common limited partnership interests in the Operating Partnership held by parties other than the Parent Company and properties which are consolidated but not wholly owned by the Operating Partnership.

Operating Partnership

The aggregate book value of the noncontrolling interests associated with the redeemable common limited partnership interests in the accompanying consolidated balance sheet of the Parent Company was $4.9 million and $8.2 million as of December 31, 2022 and December 31, 2021, respectively. Under the applicable accounting guidance, the redemption value of limited partnership units are carried at fair value. The Parent Company believes that the aggregate settlement value of these interests (based on the number of units outstanding and the average closing price of the common shares during the last five business days of the quarter) was approximately $3.2 million and $11.1 million as of December 31, 2022 and December 31, 2021, respectively.

13. BENEFICIARIES' EQUITY OF THE PARENT COMPANY

Earnings per Share (EPS)

The following table details the number of shares and net income used to calculate basic and diluted earnings per share (in thousands, except share and per share amounts; results may not add due to rounding):

	Year Ended December 31,					
	2022		2021		2020	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator						
Net income	$ 53,992	$ 53,992	$ 12,366	$ 12,366	$ 307,326	$ 307,326
Net income attributable to noncontrolling interests	(168)	(168)	(77)	(77)	(1,799)	(1,799)
Nonforfeitable dividends allocated to unvested restricted shareholders	(456)	(456)	(421)	(421)	(410)	(410)
Net income attributable to common shareholders	$ 53,368	$ 53,368	$ 11,868	$ 11,868	$ 305,117	$ 305,117
Denominator						
Weighted-average shares outstanding	171,491,369	171,491,369	170,878,185	170,878,185	171,926,079	171,926,079
Contingent securities/Share based compensation	—	834,277	—	1,395,055	—	390,997
Weighted-average shares outstanding	171,491,369	172,325,646	170,878,185	172,273,240	171,926,079	172,317,076
Earnings per Common Share:						
Net income attributable to common shareholders	$ 0.31	$ 0.31	$ 0.07	$ 0.07	$ 1.77	$ 1.77

The contingent securities/share based compensation impact is calculated using the treasury stock method and relates to employee awards settled in shares of the Parent Company. The effect of these securities is anti-dilutive for periods that the Parent Company incurs a net loss from continuing operations available to common shareholders and therefore is excluded from the dilutive earnings per share calculation in such periods.

Redeemable common limited partnership units totaling 516,467 at December 31, 2022, 823,983 at December 31, 2021 and 981,634 at December 31, 2020, respectively, were excluded from the diluted earnings per share computations because they are not dilutive.

Unvested restricted shares are considered participating securities which require the use of the two-class method for the computation of basic and diluted earnings per share. For the years ended December 31, 2022, 2021 and 2020, earnings representing nonforfeitable dividends as noted in the table above were allocated to the unvested restricted shares issued to the Company's executives and other employees under the Company's shareholder-approved long-term incentive plan.

Common and Preferred Shares

On December 6, 2022, the Parent Company declared a distribution of $0.19 per common share, totaling $32.8 million, which was paid on January 19, 2023 to shareholders of record as of January 5, 2023.

The Parent Company maintains a common share repurchase program under which the Board of Trustees has authorized the Parent Company to repurchase common shares. On January 3, 2019, the Board of Trustees authorized the repurchase of up to $150.0 million common shares from and after January 3, 2019. During the years ended December 31, 2021 and 2022, no common shares were repurchased by the Company.

During the year ended December 31, 2021, the Company issued 226,695 common shares in a private placement to an unaffiliated third party in exchange for the third party's 1% residual ownership interest in One and Two Commerce Square, an unconsolidated joint venture.

Of the 20,000,000 preferred shares authorized, none were outstanding as of December 31, 2022 or December 31, 2021.

Common Share Repurchases

The Parent Company maintains a common share repurchase program under which the Board of Trustees has authorized the Parent Company to repurchase common shares. On January 3, 2019, the Board of Trustees authorized the repurchase of up to $150.0 million common shares from and after January 3, 2019. During the year ended December 31, 2022 and 2021, the Company did not repurchase any common shares. During the year ended December 31, 2020, the Company repurchased and retired 6,248,483 common shares at an average price of $9.60 per share, totaling $60.0 million.

Former Continuous Offering Program

On January 10, 2017, the Parent Company entered into a continuous offering program (the "Offering Program"), that permitted the Parent Company to sell up to an aggregate of 16,000,000 common shares in at-the-market offerings.

There was no activity under the Offering Program during 2021 and 2020. At December 31, 2022, no common shares remained available for issuance under the Offering Program, which terminated on January 10, 2020.

14. PARTNERS' EQUITY OF THE PARENT COMPANY

Earnings per Common Partnership Unit

The following table details the number of units and net income used to calculate basic and diluted earnings per common partnership unit (in thousands, except unit and per unit amounts; results may not add due to rounding):

			Year Ended December 31,			
	2022		2021		2020	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator						
Net income	$ 53,992	$ 53,992	$ 12,366	$ 12,366	$ 307,326	$ 307,326
Net (income) loss attributable to noncontrolling interests	2	2	3	3	(20)	(20)
Nonforfeitable dividends allocated to unvested restricted unitholders	(456)	(456)	(421)	(421)	(410)	(410)
Net income attributable to common unitholders	$ 53,538	$ 53,538	$ 11,948	$ 11,948	$ 306,896	$ 306,896
Denominator						
Weighted-average units outstanding	172,036,481	172,036,481	171,770,843	171,770,843	172,907,713	172,907,713
Contingent securities/Share based compensation	—	834,277	—	1,395,055	—	390,997
Total weighted-average units outstanding	172,036,481	172,870,758	171,770,843	173,165,898	172,907,713	173,298,710
Earnings per Common Partnership Unit:						
Net income attributable to common unitholders	$ 0.31	$ 0.31	$ 0.07	$ 0.07	$ 1.77	$ 1.77

Unvested restricted units are considered participating securities which require the use of the two-class method for the computation of basic and diluted earnings per unit. For the years ended December 31, 2022, 2021 and 2020, earnings representing nonforfeitable dividends were allocated to the unvested restricted units issued to the Parent Company's executives and other employees under the Parent Company's shareholder-approved long-term incentive plan.

Common Partnership Units and Preferred Mirror Units

The Operating Partnership issues partnership units to the Parent Company in exchange for the contribution of the net proceeds of any equity security issuance by the Parent Company. The number and terms of such partnership units correspond to the number and terms of the related equity securities issued by the Parent Company. In addition, the Operating Partnership may also issue separate classes of partnership units. Historically, the Operating Partnership has had the following types of partnership units outstanding: (i) Preferred Partnership Units which have been issued to parties other than the Parent Company; (ii) Preferred Mirror Partnership Units which have been issued to the Parent Company; and (iii) Common Partnership Units which include both interests held by the Parent Company and those held by other limited partners.

Preferred Mirror Partnership Units

In exchange for the proceeds received in corresponding offerings by the Parent Company of preferred shares of beneficial interest, the Operating Partnership has issued to the Parent Company a corresponding amount of Preferred Mirror Partnership Units with terms consistent with that of the preferred securities issued by the Parent Company.

No preferred units were outstanding as of December 31, 2022 or December 31, 2021.

Common Partnership Units (Redeemable and General)

The Operating Partnership has two classes of Common Partnership Units outstanding as of December 31, 2022: (i) Class A Limited Partnership Interest which are held by both the Parent Company and outside third parties and (ii) General Partnership Interests which are held solely by the Parent Company (collectively, the Class A Limited Partnership Interest, and General Partnership Interests are referred to as "Common Partnership Units"). The holders of the Common Partnership Units are entitled to share in cash distributions from, and in profits and losses of, the Operating Partnership, in proportion to their respective percentage interests, subject to preferential distributions on the preferred mirror units and the preferred units.

The Common Partnership Units held by the Parent Company (comprised of both General Partnership Units and Class A Limited Partnership Units) are presented as partner's equity in the consolidated financial statements. Class A Limited Partnership Interest held by parties other than the Parent Company are redeemable at the option of the holder for a like number of common shares of the Parent Company, or cash, or a combination thereof, at the election of the Parent Company. Because the form of settlement of these redemption rights are not within the control of the Operating Partnership, these Common Partnership Units have been excluded from partner's equity and are presented as redeemable limited partnership units measured at the potential cash redemption value as of the end of the periods presented based on the closing market price of the Parent Company's common shares at December 31, 2022, 2021 and 2020, which was $6.15, $13.42 and $11.91, respectively. Class A Units of 516,467 as of December 31, 2022, 823,983 as of December 31, 2021, and 981,634 as of December 31, 2020, respectively, were outstanding and owned by outside limited partners of the Operating Partnership.

On December 6, 2022, the Operating Partnership declared a distribution of $0.19 per common partnership unit, totaling $32.8 million, which was paid on January 19, 2023 to unitholders of record as of January 5, 2023.

During the year ended December 31, 2021, the Operating Partnership issued 226,695 common partnership units to the Parent Company in exchange for a 1% residual ownership interest in One and Two Commerce Square, an unconsolidated joint venture, which was acquired from an unaffiliated third party in exchange for an equal number of common shares of the Parent Company.

Common Unit Repurchases

In connection with the Parent Company's common share repurchase program, one common unit of the Operating Partnership is retired for each common share repurchased. During the years ended December 31, 2022 and December 31, 2021, the Company did not repurchase any units. During the year ended December 31, 2020 the Company repurchased and retired 6,248,483 common units at an average price of $9.60 per unit, totaling $60.0 million. During the year ended December 31, 2019, the Company Repurchased 1,337,169 common units at an average price of $12.92 per unit, totaling $17.3 million.

The common units repurchased were retired and, as a result, were accounted for in accordance with Maryland law, which does not contemplate treasury stock. The repurchases were recorded as a reduction of common units (at $0.01 par value per unit) and a decrease to General Partnership Capital.

15. SHARE BASED COMPENSATION, 401(K) PLAN AND DEFERRED COMPENSATION

401(k) Plan

The Company sponsors a 401(k) defined contribution plan for its employees. Each employee may contribute up to 100% of annual compensation, subject to specific limitations under the Internal Revenue Code. At its discretion, the Company can make matching contributions equal to a percentage of the employee's elective contribution and profit sharing contributions. The Company funds its 401(k) contributions annually and plan participants must be employed as of December 31 in order to receive employer contributions, except for employees eligible for qualifying retirement, as defined under the Internal Revenue Code. The Company contributions were $0.4 million, $0.4 million, and $0.5 million in 2022, 2021, and 2020, respectively.

Restricted Share Rights Awards

As of December 31, 2022, 553,894 restricted share rights ("Restricted Share Rights") were outstanding under the Company's long term equity incentive plan. These Restricted Share Rights vest over one to three years from the initial grant dates. The remaining compensation expense to be recognized with respect to these awards at December 31, 2022 was $1.9 million and is expected to be recognized over a weighted average remaining vesting period of 0.88. During the years ended December 31, 2022, 2021, and 2020, the amortization related to outstanding Restricted Share Rights was $4.5 million (of which $0.7 million was capitalized), $4.1 million (of which $0.5 million was capitalized), and $4.3 million (of which $0.4 million was capitalized), respectively. Compensation expense related to outstanding Restricted Share Rights is included in general and administrative expense.

The following table summarizes the Company's Restricted Share Rights activity during the year-ended December 31, 2022:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at January 1, 2022	474,978	$	13.51
Granted	306,555	$	13.30
Vested	(219,765)	$	13.94
Forfeited	(7,874)	$	13.45
Non-vested at December 31, 2022	553,894	$	13.22

On March 3, 2022, the Compensation Committee of the Parent Company's Board of Trustees awarded to officers of the Company an aggregate of 258,427 Restricted Share Rights, which vest over three years from the grant date. Each Restricted Share Right entitles the holder to one common share upon settlement. The Parent Company pays dividend equivalents on the Restricted Share Rights prior to the settlement date. Vesting and/or settlement would accelerate if the recipient of the award were to die, become disabled or, in the case of certain of such Restricted Share Rights, retire in a qualifying retirement prior to the vesting or settlement date. Qualifying retirement generally means the recipient's voluntary termination of employment after reaching at least age 57 and accumulating at least 15 years of service with the Company. In addition, vesting would also accelerate if the Parent Company were to undergo a change of control and, on or before the first anniversary of the change of control, the recipient's employment were to cease due to a termination without cause or resignation with good reason.

The Restricted Share Rights granted in 2022, 2021, and 2020 to certain senior executives include an "outperformance feature" whereby additional shares may be earned, up to 200% of the shares subject to the basic award, based on the Company's achievement of earnings-based targets and development, or investment, based targets during a three-year performance period with an additional 366 days of service generally required to fully vest. In addition to the basic award, up to an aggregate of 406,179, 388,840, and 316,236 shares may be awarded under the outperformance feature for the 2022, 2021, and 2020 awards, respectively, to those senior officers whose Restricted Share Rights awards include the "outperformance feature." As of December 31, 2022, the Company has not recognized any compensation expense related to the outperformance feature for the 2020-2021 awards and has recognized $0.1 million related to the outperformance feature for the 2022 award. The Company will continue to evaluate progression towards achievement of the performance metrics on a quarterly basis and recognize compensation expense for the outperformance feature of these awards should it be determined that achievement of these metrics is probable.

In addition, on March 3, 2022, the Compensation Committee awarded non-officer employees an aggregate of 48,128 Restricted Share Rights that generally vest in three equal annual installments. Vesting of these awards is subject to acceleration upon death, disability or termination without cause within one year following a change of control.

In accordance with the accounting standard for share-based compensation, the Company amortizes share-based compensation costs through the qualifying retirement dates for those grantees who meet the conditions for qualifying retirement during the scheduled vesting period and whose award agreements provide for vesting upon a qualifying retirement.

Restricted Performance Share Units Plan

The Compensation Committee of the Parent Company's Board of Trustees has granted performance share-based awards (referred to as Restricted Performance Share Units, or RPSUs) to officers of the Parent Company. The RPSUs are settled in common shares, with the number of common shares issuable in settlement determined based on the Company's total shareholder return over specified measurement periods compared to total shareholder returns of comparative groups over the measurement periods. The table below presents certain information as to unvested RPSU awards.

	RPSU Grant Date			
	3/5/2020	3/5/2021	3/3/2022	Total
(Amounts below in shares, unless otherwise noted)				
Non-vested at January 1, 2022	314,055	374,161	—	688,216
Granted	—	—	516,852	516,852
Units Cancelled	(2,076)	(2,922)	(3,814)	(8,812)
Non-vested at December 31, 2022	311,979	371,239	513,038	1,196,256
Measurement Period Commencement Date	1/1/2020	1/1/2021	1/1/2022	
Measurement Period End Date	12/31/2022	12/31/2023	12/31/2024	
Granted	319,600	380,957	516,852	
Fair Value of Units on Grant Date (in thousands)	$ 5,389	$ 6,389	$ 6,872	

The Company values each RPSU on its grant date using a Monte Carlo simulation. The fair values of each award are being amortized over the three year performance period. For the 2020 and 2021 awards, dividend equivalents are credited as additional RPSUs during the performance period, subject to the same terms and conditions as the original RPSUs. The performance period will be abbreviated and the determination and delivery of earned shares will be accelerated in the event of a change in control or if the recipient of the award were to die, become disabled or retire in a qualifying retirement prior to the end of the otherwise applicable three year performance period; provided that, in the case of qualifying retirement for the March 2022, 2021 and 2020 grants, the number of shares deliverable will be pro-rated based on the portion of the performance period actually worked before retirement. In accordance with the accounting standard for share-based compensation, the Company amortizes stock-based compensation costs for the February 2019 grant through the qualifying retirement date for those executives who meet the conditions for qualifying retirement during the scheduled vesting period.

For the year ended December 31, 2022, the Company recognized amortization of the 2022, 2021 and 2020 RPSU awards of $6.2 million, of which $1.1 million was capitalized consistent with the Company's policies for capitalizing eligible portions of employee compensation. For the year ended December 31, 2021, amortization for the 2021, 2020 and 2019 RPSU awards was $4.3 million, of which $0.5 million was capitalized consistent with the Company's policies for capitalizing eligible portions of employee compensation. For the year ended December 31, 2020, amortization for the 2020, 2019, and 2018 RPSU awards was $3.0 million, of which $0.4 million was capitalized consistent with the Company's policies for capitalizing eligible portions of employee compensation.

The remaining compensation expense to be recognized with respect to the non-vested RPSUs at December 31, 2022 was approximately $7.5 million and is expected to be recognized over a weighted average remaining vesting period of 1.3 years.

The Company issued 277,061 common shares on February 1, 2022 in settlement of RPSUs that had been awarded on February 21, 2019 (with a three year measurement period ended December 31, 2021). Holders of these RPSUs also received a cash dividend equivalent payment of $0.19 per share for these common shares on January 19, 2022.

Employee Share Purchase Plan

The Parent Company's shareholders approved the 2007 Non-Qualified Employee Share Purchase Plan (the "ESPP"), which is intended to provide eligible employees with a convenient means to purchase common shares of the Parent Company through payroll deductions and voluntary cash purchases at an amount equal to 85% of the average closing price per share for a specified period. Under the plan document, the maximum participant contribution for the 2022 plan year is limited to the lesser of 20% of compensation or $50,000. The ESPP allows the Parent Company to make open market purchases, which reflects all purchases made under the plan to date. In addition, the number of shares separately reserved for issuance under the ESPP is 1.25 million. Employees made purchases under the ESPP of $0.6 million during the year ended December 31, 2022, $0.6 million during the year ended December 31, 2021 and $0.5 million during the year ended December 31, 2020. The Company recognized $0.02 million of compensation expense related to the ESPP during the year ended December 31, 2022 and $0.1 million each of the years ended December 31, 2021, and 2020. Compensation expense represents the 15% discount on the purchase price. The Board of Trustees of the Parent Company may terminate the ESPP at its sole discretion at any time.

Deferred Compensation

In January 2005, the Parent Company adopted a Deferred Compensation Plan (the "Plan") that allows trustees and certain key employees to defer compensation voluntarily. Compensation expense is recorded for the deferred compensation and a related liability is recognized. Participants may elect designated benchmark investment options for the notional investment of their deferred compensation. The deferred compensation obligation is adjusted for deemed income or loss related to the investments selected. At the time the participants defer compensation, the Company records a liability, which is included in the Company's consolidated balance sheets. The liability is adjusted for changes in the market value of the participant-selected investments at the end of each accounting period, and the impact of adjusting the liability is recorded as an increase or decrease to compensation cost.

The Company has purchased mutual funds which can be utilized as a funding source for the Company's obligations under the Plan. Participants in the Plan have no interest in any assets set aside by the Company to meet its obligations under the Plan. For each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company recorded a nominal amount of deferred compensation costs, net of investments in the company-owned policies and mutual funds.

Participants in the Plan may elect to have all, or a portion of their deferred compensation invested in the Company's common shares. The Company holds these shares in a rabbi trust, which is subject to the claims of the Company's creditors in the event of the Company's bankruptcy or insolvency. The Plan does not permit diversification of a participant's deferral allocated to the Company common shares and deferrals allocated to Company common shares can only be settled with a fixed number of shares. In accordance with the accounting standard for deferred compensation arrangements where amounts earned are held in a rabbi trust and invested, the deferred compensation obligation associated with the Company's common shares is classified as a component of shareholder's equity and the related shares are treated as shares to be issued and are included in total shares outstanding. At both December 31, 2022 and 2021, 1.2 million of such shares were included in total shares outstanding, respectively. Subsequent changes in the fair value of the common shares are not reflected in operations or shareholders' equity of the Company.

16. DISTRIBUTIONS

The following table provides the tax characteristics of the 2022, 2021 and 2020 distributions paid:

	Years ended December 31,					
	2022		2021		2020	
	(in thousands, except per share amounts)					
Common Share Distributions:						
Ordinary income	$	0.47	$	0.64	$	0.41
Capital gain		0.29		0.01		0.35
Non-taxable distributions		—		0.11		—
Distributions per share	$	0.76	$	0.76	$	0.76
Percentage classified as ordinary income		62.10 %		83.90 %		53.90 %
Percentage classified as capital gain		37.90 %		1.20 %		46.10 %
Percentage classified as non-taxable distribution		— %		14.90 %		— %

17. INCOME TAXES AND TAX CREDIT TRANSACTIONS

Income Tax Provision/Benefit

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2022 and 2021 there were no deferred tax assets included within "Other assets" in the consolidated balance sheets.

The Company had no accruals for tax uncertainties as of December 31, 2022 and December 31, 2021.

For the years ended December 31, 2022 and 2021, there was no deferred income tax expense and nominal current income tax expense. For the year ended December 31, 2020, there was no deferred income tax expense and $0.2 million of current income tax benefit. These amounts are included in "Income tax (provision) benefit" in the consolidated statements of operations.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table details the components of accumulated other comprehensive income (loss) of the Parent Company and the Operating Partnership as of and for the three years ended December 31, 2022 (in thousands):

Parent Company	Cash Flow Hedges
Balance at January 1, 2020	$ (2,370)
Change in fair market value during year	(5,972)
Allocation of unrealized (gains)/losses on derivative financial instruments to noncontrolling interests	29
Amortization of interest rate contracts reclassified from comprehensive income to interest expense	752
Balance at December 31, 2020	$ (7,561)
Change in fair market value during year	4,817
Allocation of unrealized (gains)/losses on derivative financial instruments to noncontrolling interests	(28)
Amortization of interest rate contracts reclassified from comprehensive income to interest expense	752
Balance at December 31, 2021	$ (2,020)
Change in fair market value during year	5,371
Allocation of unrealized (gains)/losses on derivative financial instruments to noncontrolling interests	(18)
Amortization of interest rate contracts reclassified from comprehensive income to interest expense	564
Balance at December 31, 2022	$ 3,897

Operating Partnership	Cash Flow Hedges
Balance at January 1, 2020	$ (2,715)
Change in fair market value during year	(5,972)
Amortization of interest rate contracts reclassified from comprehensive income to interest expense	752
Balance at December 31, 2020	$ (7,935)
Change in fair market value during year	4,817
Amortization of interest rate contracts reclassified from comprehensive income to interest expense	752
Balance at December 31, 2021	$ (2,366)
Change in fair market value during year	5,371
Amortization of interest rate contracts reclassified from comprehensive income to interest expense	564
Balance at December 31, 2022	$ 3,569

Over time, the unrealized gains and losses held in Accumulated Other Comprehensive Income ("AOCI") will be reclassified to interest expense when the related hedged items are recognized in earnings. The current balance held in AOCI is expected to be reclassified to interest expense for realized losses on forecasted debt transactions over the related term of the debt obligation, as applicable.

19. SEGMENT INFORMATION

As of December 31, 2022, the Company owns and manages properties within five segments: (1) Philadelphia Central Business District ("Philadelphia CBD"), (2) Pennsylvania Suburbs, (3) Austin, Texas (4) Metropolitan Washington, D.C. and (5) Other. The Philadelphia CBD segment includes properties located in the City of Philadelphia, Pennsylvania. The Pennsylvania Suburbs segment includes properties in Chester, Delaware, and Montgomery counties in the Philadelphia suburbs. The Austin, Texas segment includes properties in the City of Austin, Texas. The Metropolitan Washington, D.C. segment includes properties in the District of Columbia, Northern Virginia and Southern Maryland. The Other segment includes properties located in Camden County, New Jersey and New Castle County, Delaware. In addition to the five segments, the corporate group is responsible for cash and investment management, development of certain real estate properties during the construction period, and certain other general support functions. Land held for development and construction in progress is transferred to operating properties by region upon completion of the associated construction or project.

The following tables provide selected asset information and results of operations of the Company's reportable segments (in thousands):

Real estate investments, at cost:

	December 31, 2022	December 31, 2021
Philadelphia CBD	$ 1,517,801	$ 1,460,510
Pennsylvania Suburbs	878,546	866,223
Austin, Texas	851,835	778,145
Metropolitan Washington, D.C.	282,458	280,921
Other	86,600	86,803
Operating Properties	$ 3,617,240	$ 3,472,602
Corporate		
Right of use asset - operating leases, net	$ 19,664	$ 20,313
Construction-in-progress	$ 218,869	$ 277,237
Land held for development	$ 76,499	$ 114,604
Prepaid leasehold interests in land held for development, net	$ 35,576	$ 27,762

Net operating income:

	Year Ended December 31,								
	2022			2021			2020		
	Total revenue	Operating expenses (a)	Net operating income	Total revenue	Operating expenses (a)	Net operating income	Total revenue	Operating expenses (a)	Net operating income (loss)
Philadelphia CBD	$220,876	$ (79,827)	$141,049	$207,858	$ (73,695)	$134,163	$232,028	$ (82,505)	$149,523
Pennsylvania Suburbs	128,940	(41,814)	87,126	124,566	(40,011)	84,555	141,613	(46,281)	95,332
Austin, Texas	96,328	(41,141)	55,187	101,680	(39,374)	62,306	102,982	(39,759)	63,223
Metropolitan Washington, D.C.	21,900	(12,539)	9,361	19,865	(15,386)	4,479	40,223	(20,791)	19,432
Other	14,710	(8,626)	6,084	14,015	(9,840)	4,175	13,469	(9,815)	3,654
Corporate	23,346	(10,454)	12,892	18,835	(10,005)	8,830	4,537	(6,305)	(1,768)
Operating properties	$506,100	$(194,401)	$311,699	$486,819	$(188,311)	$298,508	$534,852	$(205,456)	$329,396

(a) Includes property operating expense, real estate taxes and third party management expense.

Unconsolidated real estate ventures:

	Investment in real estate ventures, at equity		Equity in income (loss) of real estate venture		
	As of		Year ended December 31,		
	December 31, 2022	December 31, 2021	2022	2021	2020
Philadelphia CBD	$ 387,301	$ 317,959	$ (11,764)	$ (15,191)	$ (9,090)
Metropolitan Washington, D.C........	83,903	85,867	(2,324)	(3,755)	(3,019)
Mid-Atlantic Office JV	31,005	31,680	412	932	96
MAP Venture...................................	(35,411)	(24,396)	(8,340)	(8,683)	(6,571)
Austin, Texas	65,426	—	—	—	—
Total..	$ 532,224	$ 411,110	$ (22,016)	$ (26,697)	$ (18,584)

Net operating income ("NOI") is a non-GAAP financial measure, which we define as total revenue less property operating expenses, real estate taxes, and third party management expenses. Property operating expenses that are included in determining NOI consist of costs that are necessary and allocable to our operating properties such as utilities, property-level salaries, repairs and maintenance, property insurance and management fees. General and administrative expenses that are not reflected in NOI primarily consist of corporate-level salaries, amortization of share awards and professional fees that are incurred as part of corporate office management. NOI presented by the Company may not be comparable to NOI reported by other companies that define NOI differently. NOI is the primary measure that is used by the Company's management to evaluate the operating performance of the Company's real estate assets by segment. The Company believes NOI provides useful information to investors regarding the financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. While NOI is a relevant and widely used measure of operating performance of real estate investment trusts, it does not represent cash flow from operations or net income as defined by GAAP and should not be considered as an alternative to those measures in evaluating our liquidity or operating performance. NOI does not reflect interest expenses, real estate impairment losses, depreciation and amortization costs, capital expenditures and leasing costs. The Company believes that net income (loss), as defined by GAAP, is the most appropriate earnings measure. The following is a reconciliation of consolidated net income (loss), as defined by GAAP, to consolidated NOI, (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Net income..	$ 53,992	$ 12,366	$ 307,326
Plus:			
Interest expense...	68,764	62,617	73,911
Interest expense - amortization of deferred financing costs	3,091	2,836	2,904
Depreciation and amortization...	177,984	178,105	188,283
General and administrative expenses..	35,006	30,153	30,288
Equity in loss of unconsolidated real estate ventures	22,016	26,697	18,584
Provision for impairment	4,663	—	—
Loss on early extinguishment of debt...	435	—	—
Less:			
Interest and investment income	1,905	8,295	1,939
Income tax (provision) benefit..	(55)	(47)	224
Net gain on disposition of real estate...	17,677	142	289,461
Net gain on sale of undepreciated real estate...	8,007	2,903	201
Net gain on real estate venture transactions...	26,718	2,973	75
Consolidated net operating income	$ 311,699	$ 298,508	$ 329,396

20. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved from time to time in litigation on various matters, including disputes with tenants, disputes with vendors, employee disputes and disputes arising out of agreements to purchase or sell properties or joint ventures or disputes relating to state and local taxes. Given the nature of the Company's business activities, these lawsuits are considered routine to the conduct of its business. The result of any particular lawsuit cannot be predicted, because of the very nature of litigation, the litigation process and its adversarial nature, and the jury system. The Company will establish reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable and when the amount of loss is reasonably estimable. The Company does not expect that the liabilities, if any, that may ultimately result from such legal actions will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state, and local governments. The Company's compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Company does not believe it will have a material adverse effect in the future. However, the Company cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Company may acquire.

Debt Guarantees

As of December 31, 2022, the Company's unconsolidated real estate ventures had aggregate indebtedness of $1,204.8 million. These loans are generally mortgage or construction loans, most of which are nonrecourse to the Company, except for customary recourse carve-outs. In addition, during construction undertaken by the unconsolidated real estate ventures, including the 3025 JFK Venture, the Company has provided, and expects to continue to provide, cost overrun and completion guarantees, as well as customary environmental indemnities and guarantees of customary exceptions to nonrecourse provisions in loan agreements. In the agreement with its partner in the 3025 JFK Venture, the Company agreed to provide cost overrun and completion guaranties for the project under development. With respect to the construction loan obtained by 3025 JFK Venture on July 23, 2021, the Company has also provided a carry guarantee and limited payment guarantee up to 25% of the principal balance of the $186.7 million construction loan. The Company has also provided cost overrun and completion guarantees, as well as customary environmental indemnities, in favor of the joint venture partners, for the One Uptown Ventures. See also Note 4, "Investment in Unconsolidated Real Estate Ventures," for information on the guarantees in favor of the lenders on the construction loans for the One Uptown Ventures.

Impact of Natural Disasters and Casualty

The Company carries liability insurance to mitigate its exposure to certain losses, including those relating to property damage. The Company records the estimated amount of expected insurance proceeds for property damage and other losses incurred as an asset (typically a receivable from the insurer) and income up to the amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the amount of the losses is considered a gain contingency and is not recorded until the proceeds are received.

In February 2021, one of the Company's properties in Austin, Texas sustained damage from the winter storms and resulting power grid failures. As a result of the damage, during the year ended December 31, 2021, the Company recorded a fixed asset write-off totaling $1.2 million. During the year ended December 31, 2021, the Company has recorded an estimated $7.2 million of restoration costs, of which $1.9 million is included in Accounts payable and accrued expenses on the consolidated balance sheets as of December 31, 2021. The Company has also sustained business interruption loss of $3.9 million related to unpaid rent, which is also fully covered under the insurance policy. During the year ended December 31, 2021, the Company received $15.3 million of insurance proceeds, resulting in full recovery of the costs incurred to date. The $3.0 million of insurance proceeds received in excess of the fixed asset write-off, total business interruption, and total estimated restoration cost during the year ended December 31, 2021 is included in Other income on the consolidated statement of operations. During year ended December 31, 2022, the Company recognized a $0.8 million reduction of the previously estimated restoration costs and also received $2.8 million of additional insurance proceeds. The reduction of the restoration costs and additional insurance proceeds are included in other income on the consolidated statement of operations.

Other Commitments or Contingencies

Under the terms of each of the One Uptown joint venture agreements, the Company has provided cost overrun and completion guarantees, as well as customary environmental indemnities, in favor of the joint venture partner, for each of the One Uptown joint ventures. See Note 4, "Investment in Unconsolidated Real Estate Ventures" for further information.

In connection with the Schuylkill Yards Project, the Company entered into a neighborhood engagement program and, as of December 31, 2022, had $6.6 million of future fixed contractual obligations. The Company also committed to fund additional contributions under the program. As of December 31, 2022, the Company estimates that these additional contributions, which are not fixed under the terms of agreement, will be $2.2 million.

In connection with the formation of the Commerce Square Venture, the Company has committed to investing an additional $20.0 million of preferred equity in the properties on a pari passu basis with its joint venture partner of which $7.2 million has been contributed by the Company as of December 31, 2022.

As part of the Company's September 2004 acquisition of a portfolio of properties (which the Company refers to as the "TRC acquisition"), the Company acquired its interest in Two Logan Square, a 708,844 square foot office building in Philadelphia, Pennsylvania primarily through its ownership of a second and third mortgage secured by this property. This property is consolidated, as the borrower is a variable interest entity and the Company, through its ownership of the second and third mortgages, is the primary beneficiary. On October 21, 2020, the Company also acquired the $79.8 million first mortgage on the property from the third-party mortgage lender pursuant to an agreement with certain of the former owners. Under the agreement, the Company has agreed to not take title to Two Logan until the earlier of June 2026 or the occurrence of certain events related to the ownership interests of certain former owners. If the Company were to sell the restricted property before the expiration of the restricted period in a non-exempt transaction, the Company may be required to make significant payments to certain of the former owners of Two Logan Square on account of tax liabilities attributed to them. Additionally, the Company will be required to pay these certain former owners an amount estimated at approximately $0.6 million to redeem their residual interest in the fee owner of this property. The $0.6 million payment is included within "Other liabilities" on the consolidated balance sheets.

The Company invests in its properties and regularly incurs capital expenditures in the ordinary course of business to maintain the properties. The Company believes that such expenditures enhance its competitiveness. The Company also enters into construction, utility and service contracts in the ordinary course of business which may extend beyond one year. These contracts typically provide for cancellation with insignificant or no cancellation penalties.

21. SUBSEQUENT EVENTS

On January 19, 2023, seven indirect wholly-owned subsidiaries of the Company entered into a term loan agreement secured by seven operating properties in the aggregate principal amount of $245.0 million (the "Secured Facility"). The Secured Facility has a scheduled maturity date of February 6, 2028 and may be prepaid in full on or after March 6, 2025, subject to a prepayment premium, and may be prepaid in full on or after August 6, 2027 without any prepayment premium. The Secured Facility bears interest at 5.875% per year through the maturity date and is interest-only (payable monthly) through the maturity date. The Company used the net proceeds from the term loan for general corporate purposes, including to reduce outstanding borrowings under the Company's unsecured revolving credit facility.

On January 20, 2023, the Company redeemed in full its then outstanding 2023 Notes. The redemption price of the 2023 Notes was approximately $55.2 million (approximately $54.3 million in principal and approximately $0.92 million of accrued and unpaid interest). The aggregate redemption price of the 2023 Notes was paid by the Company from available cash balances.

Brandywine Realty Trust and Brandywine Operating Partnership, L.P.
Schedule II
Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Year	Additions	Deductions (1)	Balance at End of Year
Allowance for doubtful accounts:				
December 31, 2022	$ 4,133	$ —	$ 186	$ 3,947
December 31, 2021	$ 5,086	$ —	$ 953	$ 4,133
December 31, 2020	$ 7,975	$ —	$ 2,889	$ 5,086

(1) Deductions represent amounts that the Company had fully reserved for in prior years and were subsequently deemed uncollectible. Deductions also represent reversals of the accrued rent receivable allowance as a result of the Company's ongoing assessment of its general accrued rent receivable reserve.

BRANDYWINE REALTY TRUST AND BRANDYWINE OPERATING PARTNERSHIP, L.P.

Schedule III

Real Estate and Accumulated Depreciation — December 31, 2022

(in thousands)

Property Name	City	State	Initial Cost Land	Initial Cost Building & Improvements	Net Improvements (Retirements) Since Acquisition	Gross Amount Which Carried December 31, 2022 Land	Gross Amount Which Carried December 31, 2022 Building & Improvements	Gross Amount Which Carried December 31, 2022 Total (a)	Accumulated Depreciation at December 31, 2022 (b)	Year of Construction	Year Acquired	Depreciable Life
PENNSYLVANIA SUBURBS												
Six Tower Bridge (181 Washington Street)	Conshohocken	PA	$ 6,927	$ 14,722	$ 1,176	$ 6,237	$ 16,588	$ 22,825	$ 4,604	1999	2013	(c)
426 West Lancaster Avenue	Devon	PA	1,689	6,756	9,405	1,686	16,164	17,850	2,727	1990	1998	(c)
640 Freedom Business Center (d)	King Of Prussia	PA	1,015	20,098	4,603	332	25,384	25,716	16,544	1991	1998	(c)
620 Freedom Business Center (d)	King Of Prussia	PA	666	13,118	2,372	217	15,939	16,156	10,154	1986	1998	(c)
1000 First Avenue	King Of Prussia	PA	—	13,708	2,971	—	16,679	16,679	12,521	1980	1998	(c)
1060 First Avenue	King Of Prussia	PA	—	13,665	3,979	—	17,644	17,644	12,989	1987	1998	(c)
630 Freedom Business Center Drive (d)	King Of Prussia	PA	666	13,251	2,864	219	16,562	16,781	10,946	1989	1998	(c)
1020 First Avenue	King Of Prussia	PA	—	10,744	4,306	—	15,050	15,050	11,050	1984	1998	(c)
1040 First Avenue	King Of Prussia	PA	—	14,142	4,915	—	19,057	19,057	14,165	1985	1998	(c)
610 Freedom Business Center Drive (d)	King Of Prussia	PA	485	9,602	2,289	159	12,217	12,376	8,256	1985	1998	(c)
650 Park Avenue	King Of Prussia	PA	1,916	4,378	(4,378)	1,916	—	1,916	—	1968	1998	(c)
600 Park Avenue	King Of Prussia	PA	1,012	4,048	50	1,012	4,098	5,110	2,660	1964	1998	(c)
933 First Avenue	King Of Prussia	PA	3,127	20,794	(1,125)	3,127	19,669	22,796	4,823	2017	N/A	(c)
500 North Gulph Road	King Of Prussia	PA	1,303	5,201	21,471	1,303	26,672	27,975	4,690	1979	1996	(c)
401 Plymouth Road	Plymouth Meeting	PA	6,199	16,131	14,515	6,199	30,646	36,845	15,527	2001	2000	(c)
Metroplex (4000 Chemical Road)	Plymouth Meeting	PA	4,373	24,546	5,554	4,373	30,100	34,473	9,860	2007	2001	(c)
610 West Germantown Pike	Plymouth Meeting	PA	3,651	14,514	5,461	3,651	19,975	23,626	10,440	1987	2002	(c)
600 West Germantown Pike	Plymouth Meeting	PA	3,652	15,288	4,035	3,652	19,323	22,975	9,682	1986	2002	(c)
630 West Germantown Pike	Plymouth Meeting	PA	3,558	14,743	3,169	3,558	17,912	21,470	9,015	1988	2002	(c)
620 West Germantown Pike	Plymouth Meeting	PA	3,572	14,435	4,131	3,572	18,566	22,138	8,409	1990	2002	(c)
660 West Germantown Pike	Plymouth Meeting	PA	3,694	5,487	19,502	5,405	23,278	28,683	8,467	1987	2012	(c)
351 Plymouth Road	Plymouth Meeting	PA	1,043	555	—	1,043	555	1,598	246	N/A	2000	(c)
150 Radnor Chester Road	Radnor	PA	11,925	36,986	21,691	11,897	58,705	70,602	26,556	1983	2004	(c)
One Radnor Corporate Center	Radnor	PA	7,323	28,613	14,397	7,323	43,010	50,333	27,920	1998	2004	(c)
201 King of Prussia Road	Radnor	PA	8,956	29,811	4,196	8,949	34,014	42,963	22,515	2001	2004	(c)
555 Lancaster Avenue	Radnor	PA	8,014	16,508	10,772	8,609	26,685	35,294	9,722	1973	2004	(c)
Four Radnor Corporate Center	Radnor	PA	5,406	21,390	10,499	5,705	31,590	37,295	18,534	1995	2004	(c)
Five Radnor Corporate Center	Radnor	PA	6,506	25,525	9,755	6,578	35,208	41,786	16,306	1998	2004	(c)
Three Radnor Corporate Center	Radnor	PA	4,773	17,961	1,788	4,791	19,731	24,522	11,768	1998	2004	(c)
Two Radnor Corporate Center	Radnor	PA	3,937	15,484	2,552	3,942	18,031	21,973	11,383	1998	2004	(c)
130 Radnor Chester Road	Radnor	PA	2,573	8,338	(258)	2,567	8,086	10,653	4,099	1983	2004	(c)
170 Radnor Chester Road	Radnor	PA	2,514	8,147	2,008	2,509	10,160	12,669	5,366	1983	2004	(c)
200 Radnor Chester Road	Radnor	PA	3,366	—	3,740	3,366	3,740	7,106	1,137	2014	2005	(c)
101 West Elm Street	W. Conshohocken	PA	6,251	25,209	2,846	6,251	28,055	34,306	12,533	1999	2005	(c)
1 West Elm Street	W. Conshohocken	PA	3,557	14,249	8,203	3,557	22,452	26,009	7,302	1999	2005	(c)
250 King of Prussia Road (e) (i)	Radnor	PA	—	20,566	12,733	976	32,323	33,299	626	N/A	2022	(c)

F-58

			Initial Cost			Gross Amount Which Carried December 31, 2022						
Property Name	City	State	Land	Building & Improvements	Net Improvements (Retirements) Since Acquisition	Land	Building & Improvements	Total (a)	Accumulated Depreciation at December 31, 2022 (b)	Year of Construction	Year Acquired	Depreciable Life
PHILADELPHIA CBD												
Cira Centre (2929 Arch Street)	Philadelphia	PA	—	208,570	23,843	12,586	219,827	232,413	73,510	2005	N/A	(c)
Three Logan Square (1717 Arch Street)	Philadelphia	PA	—	98,188	86,126	25,195	159,119	184,314	61,247	1990	2010	(c)
One Logan Square (130 North 18th Street)	Philadelphia	PA	14,496	107,736	21,614	14,473	129,373	143,846	70,363	1998	2004	(c)
Two Logan Square (100 North 18th Street)	Philadelphia	PA	16,066	100,255	34,198	16,066	134,453	150,519	61,597	1988	2004	(c)
Cira Centre South Garage (129 South 30th Street) (d)	Philadelphia	PA	—	76,008	26,970	6,638	96,340	102,978	27,789	2010	N/A	(c)
1900 Market Street	Philadelphia	PA	7,768	17,263	61,760	7,768	79,023	86,791	30,016	1981	2012	(c)
3020 Market Street	Philadelphia	PA	—	21,417	7,442	—	28,859	28,859	13,904	1959	2011	(c)
618-634 Market Street	Philadelphia	PA	13,365	5,791	5,180	13,365	10,971	24,336	7,222	1966	2015	(c)
FMC Tower at Cira Centre South (2929 Walnut Street)	Philadelphia	PA	—	400,294	10,689	—	410,983	410,983	85,826	2016	N/A	(c)
2100 Market Street	Philadelphia	PA	18,827	—	6,292	18,854	6,265	25,119	2,280	N/A	2015	(c)
1505-11 Race Street	Philadelphia	PA	3,662	6,061	8	3,670	6,061	9,731	328	1922	2020	(c)
3000 Market Street (f)	Philadelphia	PA	18,924	13,080	17,349	18,924	30,429	49,353	2,608	1937	2017	(c)
The Bulletin Building (3025 Market Street) (f)	Philadelphia	PA	—	24,377	44,081	—	68,458	68,458	11,490	1953	2017	(c)
3001-3003 JFK Boulevard (g)	Philadelphia	PA	—	—	111	—	111	111	32	N/A	2018	N/A
METROPOLITAN WASHINGTON, D.C.												
6600 Rockledge Drive	Bethesda	MD	—	37,421	7,672	—	45,093	45,093	17,099	1981	2006	(c)
1676 International Drive	McLean	VA	18,437	97,538	37,113	18,785	134,303	153,088	35,718	1999	2006	(c)
8260 Greensboro Drive	McLean	VA	7,952	33,964	8,645	8,102	42,459	50,561	14,217	1980	2006	(c)
8521 Leesburg Pike	Vienna	VA	4,316	30,885	(1,511)	3,587	30,103	33,690	12,032	1984	2006	(c)
Dabney Westwood	Richmond	VA	1,732	—	3,690	819	4,603	5,422	185	NA	1998	(c)
AUSTIN, TX												
401-405 Colorado Street (h) (i)	Austin	TX	—	100,448	564	—	101,012	101,012	2,728	2022	N/A	(c)
11501 Burnet Road - Building 1	Austin	TX	3,755	22,702	4	3,755	22,706	26,461	8,876	1991	2015	(c)
11501 Burnet Road - Building 2	Austin	TX	2,732	16,305	1,473	2,732	17,778	20,510	7,422	1991	2015	(c)
11501 Burnet Road - Building 3	Austin	TX	3,688	22,348	6,421	3,688	28,769	32,457	9,372	1991	2015	(c)
11501 Burnet Road - Building 4	Austin	TX	2,614	15,740	3	2,614	15,743	18,357	6,153	1991	2015	(c)
11501 Burnet Road - Building 5	Austin	TX	3,689	22,354	4	3,689	22,358	26,047	8,740	1991	2015	(c)
11501 Burnet Road - Building 6	Austin	TX	2,676	15,972	13,855	2,676	29,827	32,503	12,555	1991	2015	(c)
11501 Burnet Road - Building 8	Austin	TX	1,400	7,422	1,776	1,400	9,198	10,598	3,594	1991	2015	(c)
11501 Burnet Road - Parking Garage	Austin	TX	—	19,826	1,538	—	21,364	21,364	8,740	1991	2015	(c)
Four Points Centre 3 (11120 Four Points Drive)	Austin	TX	1,140	—	40,322	1,141	40,321	41,462	6,849	2019	2013	(c)
One Barton Skyway (1501 South MoPac Expressway)	Austin	TX	10,496	47,670	7,970	10,495	55,641	66,136	6,565	1999	2018	(c)
Two Barton Skyway (1601 South MoPac Expressway)	Austin	TX	10,849	53,868	3,889	10,848	57,758	68,606	7,271	2000	2018	(c)
Three Barton Skyway (1221 South MoPac Expressway)	Austin	TX	10,374	47,624	1,027	10,373	48,652	59,025	5,158	2001	2018	(c)
Four Barton Skyway (1301 South MoPac Expressway)	Austin	TX	13,301	57,041	7,611	13,300	64,653	77,953	7,096	2001	2018	(c)

			Initial Cost		Net Improvements (Retirements) Since Acquisition	Gross Amount Which Carried December 31, 2022			Accumulated Depreciation at December 31, 2022 (b)	Year of Construction	Year Acquired	Depreciable Life
Property Name	City	State	Land	Building & Improvements		Land	Building & Improvements	Total (a)				
Four Points Centre (11305 Four Points Drive)	Austin	TX	7,800	43,581	4,515	7,800	48,096	55,896	6,275	2008	2018	(c)
River Place - Building 1 (6500 River Place Boulevard)	Austin	TX	2,004	17,680	562	2,004	18,242	20,246	2,189	2000	2018	(c)
River Place - Building 2 (6500 River Place Boulevard)	Austin	TX	3,137	29,254	806	3,137	30,060	33,197	3,432	2000	2018	(c)
River Place - Building 3 (6500 River Place Boulevard)	Austin	TX	3,064	26,705	447	3,064	27,152	30,216	2,931	2000	2018	(c)
River Place - Building 4 (6500 River Place Boulevard)	Austin	TX	2,273	18,617	1,716	2,273	20,333	22,606	2,903	2000	2018	(c)
River Place - Building 5 (6500 River Place Boulevard)	Austin	TX	1,752	14,315	692	1,752	15,007	16,759	1,655	2001	2018	(c)
River Place - Building 6 (6500 River Place Boulevard)	Austin	TX	1,598	12,945	703	1,598	13,648	15,246	1,490	2001	2018	(c)
River Place - Building 7 (6500 River Place Boulevard)	Austin	TX	1,801	16,486	1,208	1,801	17,694	19,495	2,468	2002	2018	(c)
Quarry Lake II (4516 Seton Center Parkway)	Austin	TX	3,970	30,546	1,174	3,867	31,823	35,690	3,611	1998	2018	(c)
OTHER												
Main Street - Plaza 1000	Voorhees	NJ	2,732	10,942	284	2,732	11,226	13,958	11,054	1988	1997	(c)
Main Street - Piazza	Voorhees	NJ	696	2,802	3,586	704	6,380	7,084	4,547	1990	1997	(c)
Main Street - Promenade	Voorhees	NJ	532	2,052	311	532	2,363	2,895	1,561	1988	1997	(c)
920 North King Street	Wilmington	DE	6,141	21,140	7,108	6,141	28,248	34,389	16,427	1989	2004	(c)
300 Delaware Avenue	Wilmington	DE	6,369	13,739	2,750	6,369	16,489	22,858	10,393	1989	2004	(c)
Total:			$359,777	$2,527,685	$729,778	$403,998	$3,213,242	$3,617,240	$1,063,060			

F-60

(a) Reconciliation of Real Estate:

The following table reconciles the real estate investments from January 1, 2020 to December 31, 2022 (in thousands):

	2022	2021	2020
Balance at beginning of year	$ 3,472,602	$ 3,474,109	$ 4,006,459
Additions:			
Acquisitions	—	—	9,722
Capital expenditures and assets placed into service	212,874	134,931	113,221
Less:			
Dispositions/impairments/placed into redevelopment	(32,951)	(82,247)	(619,086)
Retirements	(35,285)	(54,191)	(36,207)
Balance at end of year	$ 3,617,240	$ 3,472,602	$ 3,474,109
Per consolidated balance sheet	$ 3,617,240	$ 3,472,602	$ 3,474,109

The aggregate cost for federal income tax purposes is $3.2 billion as of December 31, 2022.

(b) Reconciliation of Accumulated Depreciation:

The following table reconciles the accumulated depreciation on real estate investments from January 1, 2020 to December 31, 2022 (in thousands):

	2022	2021	2020
Balance at beginning of year	$ 957,450	$ 896,561	$ 973,318
Additions:			
Depreciation expense	147,735	136,171	138,822
Less:			
Dispositions/impairments/placed into redevelopment	(7,341)	(24,440)	(182,526)
Retirements	(34,784)	(50,842)	(33,053)
Balance at end of year	$ 1,063,060	$ 957,450	$ 896,561
Per consolidated balance sheet	$ 1,063,060	$ 957,450	$ 896,561

(c) Depreciation of the buildings and improvements are calculated over lives ranging from the life of the lease to 55 years.
(d) Land value represents unamortized prepaid ground lease.
(e) 250 King of Prussia Road was partially placed into service in 2022.
(f) Reflects original construction date. Significant improvements were made to 3000 Market Street in 1988 and to The Bulletin Building in 2012.
(g) Represent leasehold interests in land parcels acquired through prepaid 99-year ground leases. Development has not yet commenced on the parcel. Building and improvements represent costs related to parking operations.
(h) 401-405 Colorado Street was partially placed into service in 2021.
(i) Initial cost for projects undergoing development or redevelopment is the cost at end of first complete calendar year subsequent to the property being first placed into service.

BOARD OF TRUSTEES

CERTIFICATIONS

The Company's Chief Executive Officer has submitted to the New York Stock Exchange the annual certification required by Section 303A.12(a) of the NYSE Company Manual. In addition, the Company has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2022, the certifications of its Chief Executive Officer and Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act relating to the quality of its public disclosure.

DISTRIBUTION INFORMATION

The Company is required to distribute at least 90% of its taxable income to maintain its status as a real estate investment trust. Total distributions paid in 2022 were $0.76 per common share. Although the Company expects to continue making distributions to shareholders, there is no assurance of future distributions, as they are dependent upon earnings, cash flow, the financial condition of the Company and other factors.

INCOME TAX INFORMATION

Each common shareholder should have received a Form 1099-DIV reflecting the distributions paid or declared by the Company. Distributions paid to shareholders in 2022 totaled $0.76 per share of which 62.1% is taxable as an ordinary dividend and 37.9% represented a capital gain distribution. Additional information on the taxability of our distributions is available on our website at www.brandywinerealty.com.

SHAREHOLDER INFORMATION

Shareholders who hold our common shares in certificate form should direct any inquiries regarding share transfers, address changes, lost certificates, distributions (including inquiries regarding participation in our Distribution Reinvestment and Share Purchase Plan) or account consolidations to our transfer agent:

Computershare
P.O. Box 30170
College Station, TX 77845-3170
Toll free: 1-888-985-2061
Outside the U.S.: 1-781-575-2724
www.computershare.com/investor

Shareholders who hold our common shares in "street name" with a brokerage firm should direct their inquiries to their broker or to our investor relations department.

INVESTOR RELATIONS

For information about our Company or any other inquiries, please contact:

Tom Wirth
Accounting and Investment Services
(610) 325-5600

INDEPENDENT REGISTERED ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

LEGAL COUNSEL

Troutman Pepper LLP
3000 Two Logan Square
Eighteenth & Arch Streets
Philadelphia, PA 19103-2799



Brandywine Realty Trust (NYSE: BDN) is one of the largest, publicly-traded, full-service, integrated real estate companies in the United States, with a core focus in the Philadelphia, PA, Austin, TX, and Washington, D.C. markets. Organized as a real estate investment trust (REIT), we own, develop, lease and manage an urban, town center and transit-oriented portfolio.




Our purpose is to shape, connect and inspire the world around us through our expertise, the relationships we foster, the communities in which we live and work, and the history we build together. Our deep commitment to our communities was recognized by NAIOP when we were presented with the Developer of the Year Award—the highest honor in the commercial real estate industry.






866.426.5400
brandywinerealty.com

Front cover, from top to bottom (L to R): Bulletin Building Property Management Team, Philadelphia, PA; 405 Colorado, Austin, TX; 250 Radnor, Radnor, PA; meeting at FMC Tower at Cira Centre South, Philadelphia, PA; streetscape at 3025 JFK Boulevard, Philadelphia, PA

Back cover, from top to bottom (L to R): Brandywine Metro DC team participating in community event; employee speaking at event; office reception at 3025 JFK Boulevard, Philadelphia, PA; 155 Radnor, Radnor, PA